As filed with the Securities and Exchange Commission on April 30, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The Pantry, Inc.

(Exact name of each registrant as specified in its charter)

Delaware	5411	56-1574463
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

P.O. Box 1410

1801 Douglas Drive

Sanford, North Carolina 27331-1410

(919) 774-6700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Daniel J. Kelly Chief Financial Officer The Pantry, Inc. P.O. Box 1410 1801 Douglas Drive Sanford, North Carolina 27331-1410 (919) 774-6700	Ann Chamberlain, Esq. Christina Melendi, Esq. Bingham McCutchen LLP 399 Park Avenue New York, New York 10022 212-705-7000

(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

7.75% Senior Subordinated Notes due 2014	$250,000,000	100%	$250,000,000	$31,675

Guarantees of the 7.75% Senior Subordinated Notes due 2014	—	—	—	None (2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act.
(2)	Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable for the guarantees.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Table of Co-Registrants

Name	State or Other Jurisdiction of Incorporation	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Kangaroo, Inc. (1)	Georgia	5411	58-1557851
R.&H. Maxxon, Inc.(2)	South Carolina	5411	57-0647446

(1)	Address, including zip code and telephone number, including area code, of principal executive office of co-registrant: c/o The Pantry, Inc., P.O. Box 1410, 1801 Douglas Drive, Sanford, North Carolina 27331-1410, (919) 774-6700.
(2)	Address, including zip code and telephone number, including area code, of principal executive office of co-registrant: c/o The Pantry, Inc., P.O. Box 1410, 1801 Douglas Drive, Sanford, North Carolina 27331-1410, (919) 774-6700.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 30, 2004

The Pantry, Inc.

OFFER TO EXCHANGE

$250,000,000 principal amount of 7.75% Senior Subordinated Notes due 2014,

which have been registered under the Securities Act of 1933,

for any and all of the outstanding 7.75% Senior Subordinated Notes due 2014

We are offering to exchange all of our outstanding 7.75% senior subordinated notes due 2014, which we refer to as the old notes, for our registered 7.75% senior subordinated notes due 2014, which we refer to as the exchange notes, and together with the old notes, the notes. The terms of the exchange notes are substantially identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933, as amended, and, therefore, are freely transferable. The exchange notes will represent the same debt as the old notes, and we will issue the exchange notes under the same indenture.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2004, unless extended.

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	There is no established trading market for the exchange notes and we do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined in “The Exchange Offer”), we will make this prospectus available to any broker-dealer for use in connection with any resale. See the “Plan of Distribution” section of this prospectus for more information.

Participating in the exchange offer involves risks. See “ Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended September 25, 2003 (as amended on January 6, 2004 on Form 10-K/A);

•	Current Report on Form 8-K filed October 31, 2003, Current Report on Form 8-K/A filed December 9, 2003, Current Report on Form 8-K filed February 17, 2004, Current Report on Form 8-K filed March 17, 2004 and Current Report on Form 8-K filed April 23, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended December 25, 2003; and

•	Proxy Statement for the 2004 Annual Meeting of Stockholders of the Company filed February 27, 2004.

We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus prior to the termination of this exchange offer. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Annual Report on Form 10-K) or any information furnished pursuant to Items 9 or 12 of Form 8-K.

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You may request a copy of any documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address and telephone number:

The Pantry, Inc.

P.O. Box 1410

1801 Douglas Drive

Sanford, NC 27330-1410

Attn: Corporate Secretary

Telephone: (919) 774-6700

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, including without limitation, statements under “Prospectus Summary” and our discussion and analysis of our financial condition and results of operations incorporated by reference in this prospectus, contains statements that we believe are “forward-looking statements” under the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to enjoy protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements generally can be identified by use of phrases such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “forecast” or other similar words or phrases. Descriptions of our objectives, goals, targets, plans, strategies, anticipated capital expenditures, costs and burdens of environmental remediation, anticipated gasoline suppliers and percentages of our requirements to be supplied by particular companies, anticipated store banners and percentages of our stores that we believe will operate under particular banners, expected cost savings and benefits and anticipated synergies from our acquisition of Golden Gallon® in October 2003, anticipated costs of re-branding our stores, anticipated sharing of costs of conversion with our gasoline suppliers and expectations regarding re-modeling, re-branding, re-imaging or otherwise converting our stores are also forward-looking statements. These forward-looking statements are based on our current plans and expectations and involve a number of risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements, including:

•	Competitive pressures from convenience stores, gasoline stations and other non-traditional retailers located in our markets;

•	Changes in economic conditions generally and in the markets we serve;

•	Unfavorable weather conditions;

•	Political conditions in crude oil producing regions, including South America and the Middle East;

•	Volatility in crude oil and wholesale petroleum costs;

•	Wholesale cost increases of tobacco products;

•	Consumer behavior, travel and tourism trends;

•	Changes in state and federal environmental and other regulations;

•	Dependence on one principal supplier for merchandise and two principal suppliers for gasoline;

•	Financial leverage and debt covenants;

•	Changes in the credit ratings assigned to our debt securities, credit facilities and trade credit;

•	Inability to identify, acquire and integrate new stores;

•	The interests of our largest stockholder;

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•	Dependence on senior management;

•	Acts of war and terrorism; and

•	Other unforeseen factors.

For a discussion of these and other risks and uncertainties, please refer to “Risk Factors.” The list of factors that could affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. The forward-looking statements included in this prospectus are based on, and include, our estimates as of the date hereof. We anticipate that subsequent events and market developments will cause our estimates to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if new information becomes available in the future.

INDUSTRY DATA

In this prospectus, we rely on and refer to information regarding the convenience store industry from market research reports, analyst reports and other publicly available information. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of this information, and we have not independently verified any of it.

We refer to the term “EBITDA” in various places in this prospectus. EBITDA is defined by us as net income before interest expense, income taxes, depreciation and amortization and cumulative effect of change in accounting principle. EBITDA is not a measure of operating performance under GAAP and should not be considered as a substitute for income, cash flows from operating activities and other income or cash flow statement data. EBITDA as defined by us may not be comparable to similar non-GAAP measures presented by other issuers. We include EBITDA in this prospectus as one measure of our cash flow and historical ability to service debt. Please see footnote (h) of “Summary Consolidated Financial and Other Data” for a more thorough discussion of our use of EBITDA in this prospectus and a reconciliation of EBITDA to net cash provided by (used in) operating activities and cash flows from investing and financing activities.

We own, or claim ownership rights to, a variety of trade names, service marks and trademarks for use in our business, including The Pantry®, Worth®, Golden Gallon®, Bean Street Coffee Company®, Big Chill®, Celeste®, The Chill ZoneSM, Lil’ Champ Food Store®, Handy Way®, Quick StopSM, Kangaroo®, Kangaroo ExpressSM, Fast Lane®, Big KSM, Mini MartSM, DepotSM, Food Chief®, Express StopSM, SprintSM and Smokers ExpressSM. This prospectus also includes product names and other tradenames and service marks owned by us and other companies. The tradenames and service marks of other companies are the property of such other companies.

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PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information that you should consider before making a decision to exchange the notes. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and the related notes and the other financial information appearing elsewhere and incorporated by reference in this prospectus before you decide to exchange the notes. Generally, references to “Pantry,” “The Pantry,” “we,” “us” and “our” mean The Pantry, Inc. and our consolidated subsidiaries. In addition, in this prospectus our fiscal years ended on September 30, 1999, September 28, 2000, September 27, 2001, September 26, 2002 and September 25, 2003 are referred to as fiscal 1999, fiscal 2000, fiscal 2001, fiscal 2002 and fiscal 2003, respectively. We use a 52 or 53 week fiscal year ending on the last Thursday in September of each year.

The Pantry

We are the leading independently operated convenience store chain in the southeastern United States and the third largest independently operated convenience store chain in the country based on store count. As of December 25, 2003, we operated 1,385 stores in ten states under several banners including The Pantry®, Kangaroo ExpressSM, Golden Gallon® and Lil’ Champ Food Store®. Our stores offer a broad selection of merchandise, gasoline and ancillary products and services designed to appeal to the convenience needs of our customers. Approximately 90% of our stores are located in Florida, North Carolina, South Carolina, Tennessee and Georgia. This geographic concentration allows us to more effectively manage our store network while leveraging our infrastructure, purchasing power and brand identity. Our strategy is to continue to improve upon our position as the leading independently operated convenience store chain in the southeastern United States by generating profitable growth through merchandising initiatives, sophisticated management of our gasoline business, upgrading our stores, leveraging our geographic economies of scale, benefiting from the favorable demographics of our markets and continuing to selectively pursue opportunistic acquisitions. For the 52 weeks ended December 25, 2003, we recorded total revenues and EBITDA, each pro forma for our acquisition of Golden Gallon®, of $3.2 billion and $149.0 million, respectively.

We operate within the large and growing U.S. convenience store industry. Retail Forward, a management consulting and market research firm, estimates that our industry will grow from $289.0 billion in 2002 to more than $356.0 billion in 2007, or nearly 4.3% annually. Our industry remains highly fragmented, with the ten largest convenience store retailers accounting for less than 24% of total industry stores in 2002, and includes numerous small, local operators, with approximately 90% of all convenience store retailers operating 50 or fewer stores (based on retailers who are members of the National Association of Convenience Stores). We believe we will continue to benefit from several important industry trends and characteristics, including:

•	Ongoing shift of consumer food and general merchandise purchases away from traditional supermarkets to mass merchants, club warehouses and convenience stores, the latter of which is driven by consumers’ desire for convenience in daily shopping needs;

•	Changing consumer demographics and eating patterns resulting in more food consumed away from home; and

•	Continued opportunities to grow through acquisition as a result of industry fragmentation.

Competitive Strengths

We believe the following business strengths differentiate us from our competitors and position us for success within our markets:

Leading Market Positions in Attractive and Growing Southeastern Markets. In 18 of our largest markets (as measured by MPSI Systems Inc.), which represent approximately 50% of our total merchandise sales, we believe that we have the number one market share position based on store merchandise revenue in 15 of those markets. We also believe that we have the number two market share position in the remaining three markets. In addition, as the leading independently operated convenience store chain in the southeastern United States, we benefit from the region’s superior population, employment and income growth relative to national averages.

Modernized Store Base in Prime Locations. Over the past five years, we have invested approximately $200.0 million in our stores to provide a bright, clean shopping environment. Our real estate strategy is to build or acquire stores in prime locations within our geographic region. As a result, our stores are generally situated in growing suburban markets, coastal/resort areas and along major interstates and highways. We believe this strategic mix of neighborhood, tourist destination and highway locations allows us to build leading market positions in high-traffic areas.

Consistent Growth and Profitability of Merchandising Business. From fiscal 1997 through fiscal 2003, we increased our merchandise revenues at a compound annual growth rate of 30.7%. This growth was obtained through acquisitions and increased comparable-store sales in 22 of the 24 quarters. During this period, we maintained a merchandise gross profit margin of 33.0% or greater, which is higher than the industry average.

Sophisticated Gasoline Strategy. We recently implemented a number of operational and systems initiatives to increase gasoline volume and gross profit dollars. Specifically, we consolidated our branded and private brand gasoline suppliers under new long-term supply agreements on advantageous terms, introduced our proprietary Gasoline Pricing System, which helps us optimize competitive pricing in order to meet volume and margin objectives, and implemented TelaFuel™, an inventory management system that has helped reduce average gasoline inventory levels and working capital, while better managing the timing of gasoline purchases to capitalize on periods of advantageous costs.

Experienced Management Team. Under the leadership of our President and Chief Executive Officer, Peter J. Sodini, our management team has significantly upgraded our merchandising programs, implemented a more sophisticated gasoline strategy, introduced new technology and managerial practices and successfully evaluated, completed and integrated more than 40 acquisitions since 1996. We believe our team’s valuable experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics, better understand our customer needs and build strong vendor relationships.

Business Strategy

Beginning in fiscal 2001, in response to significant changes that impacted the convenience store industry, we developed a comprehensive operating strategy to position ourselves for future sales and profit growth. As part of our strategy, we temporarily curtailed our acquisition activity and focused on integrating and improving our core business. Specifically, we:

•	Rationalized and improved our existing store base;

•	Reduced our store-level and corporate expenses;

•	Enhanced our senior management team;

•	Renewed our focus on technology implementation; and

•	Consolidated and renegotiated our principal gasoline and merchandising supply contracts.

We believe the successful completion of these actions led to the significant improvement in our fiscal 2003 results. Key elements of our strategy to deliver profitable growth in the future include:

Implementing Our Merchandise Initiatives. Our merchandise initiatives are focused on driving sales and profitability with recognizable value on high-traffic items. We plan to further improve our merchandise offerings and related results through:

•	Selective expansion of quick service restaurants and proprietary food service offerings, such as our Bean Street Coffee Company® and The Chill ZoneSM concepts;

•	Increased private label penetration, including our proprietary Celeste® beverage line;

•	New product and service introductions;

•	Improved positioning of high margin product categories; and

•	Continued merchandise vendor consolidation and contract renegotiation.

Re-branding and Re-imaging Initiative. During fiscal 2003, we began a program to re-brand approximately 1,000 of our stores’ gasoline operations to the BP®/Amoco®, Citgo® or Kangaroo® brands while simultaneously re-imaging the merchandise logo at these locations to our Kangaroo ExpressSM banner. We expect that approximately 35% of the total cost of this initiative will be funded by our gasoline partners. We believe this combined initiative (a) allows us to leverage the cost of a complete facelift to most of our facilities, (b) provides us with increased brand identity and (c) helps us in our efforts to optimize our gasoline gallon growth and gross profit dollars.

Specifically, we are in the process of consolidating from more than ten gasoline brands to three primary brands and from more than two dozen store banners to primarily Kangaroo ExpressSM as illustrated below:

As of December 25, 2003, we had re-branded and re-imaged 282 stores and we anticipate converting a total of 718 more stores over approximately the next 18 months. Of the stores we have re-branded and re-imaged, 88 stores involve conversions from branded gasoline to our Kangaroo® private brand. Of these 88 stores, 66 stores have been operating for at least three months following conversion, and on average, such stores have experienced a 16% increase in gasoline gallons sold and a 7% increase in merchandise sales during such three-month period.

Realizing Benefits from Our October 2003 Golden Gallon® Acquisition. Our management team has undertaken a detailed strategy to quickly integrate Golden Gallon®, a chain of 138 convenience stores with revenue of $408.6 million for the 12-month period ended October 4, 2003. Going forward, we are well positioned to continue to benefit from significant near-term cost savings and best-practices opportunities, including:

•	Savings from shared overhead and infrastructure;

•	Golden Gallon® receiving the benefits of our merchandise and gas supply agreements;

•	Improved merchandise in-stock positions;

•	Expanding quick service restaurant offerings in selected stores; and

•	Leveraging our sophisticated gasoline technology to improve gasoline profitability.

We anticipate the cumulative impact of these actions will result in $8 to $10 million of cost savings and benefits within the 12 to 24 months following the Golden Gallon® acquisition. We expect to realize approximately $4 to $5 million of these cost savings and benefits in fiscal 2004, including $2.7 million that were realized immediately upon closing.

Pursuing Opportunistic Acquisitions to Further Penetrate Existing and Contiguous Markets. We will continue to selectively review acquisition opportunities to reinforce our market position. Since 1996, we have successfully completed more than 40 acquisitions, growing our store base from 379 to 1,385 stores. With over 42,000 convenience stores currently operating in the southeastern United States, we believe there are significant acquisition opportunities to strengthen our position in existing markets and expand into contiguous markets.

Recent Developments

On March 12, 2004, we entered into an Amended and Restated Credit Agreement with Wachovia Bank, National Association, as administrative agent, Credit Suisse First Boston, as syndication agent, and Wells Fargo Bank, as documentation agent for the lenders. Our senior credit facility consists of a six-year $70 million revolving credit facility and a seven-year $345 million term loan facility. See “Description of Other Indebtedness” for additional information about our senior credit facility.

On March 22, 2004, we completed the redemption of all of the outstanding $200.0 million principal amount of our 10 1/4% senior subordinated notes due 2007 for $206,834,000 in cash, plus accrued interest through March 20, 2004, using the proceeds from the offering of the old notes.

The Pantry was founded in North Carolina in 1967. Our principal executive offices are located at 1801 Douglas Drive, Sanford, North Carolina 27330-1410 and our telephone number is (919) 774-6700. Our website is located at “www.thepantry.com.” Information contained on our website is not a part of this prospectus.

The Offering of the Old Notes

On February 19, 2004, we completed an offering of $250.0 million aggregate principal amount of 7.75% senior subordinated notes due 2014, which was exempt from registration under the Securities Act.

Old Notes

We sold the old notes to Credit Suisse First Boston LLC and Wachovia Capital Markets, LLC, the initial purchasers, on February 19, 2004. The initial purchasers subsequently resold the old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

Registration Rights Agreement	In connection with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, we agreed to:

•	file a registration statement for the exchange offer and the exchange notes by May 19, 2004;

•	use our reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act by August 7, 2004;

•	keep the exchange offer open for not less than 30 days after the exchange offer registration statement is declared effective; and

•	under certain circumstances, file a shelf registration statement for the resale of the old notes and use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act, in each case, within specific periods.

If we do not comply with our obligations under the registration rights agreement, we will be required to pay special interest to the holders of the notes at a rate of 0.25% per annum the first 90 days following a default under the registration rights agreement. The rate of special interest will increase by an additional 0.25% per annum for each subsequent 90-day period until all defaults under the registration rights agreement have been cured, up to a maximum amount of special interest of 1.0% per annum.

The Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description, see “The Exchange Offer.”

Securities Offered	$250,000,000 aggregate principal amount of 7.75% senior subordinated notes due 2014.

Exchange Offer

The exchange notes are being offered in exchange for a like amount of old notes. One thousand dollars principal amount of exchange notes will be issued in exchange for each $1,000 principal amount of old notes validly tendered.

The form and terms of the exchange notes are the same as the form and terms of the old notes except that:

•	the exchange notes have been registered under the Securities Act and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number than the old notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for payment of special interest on the old notes in some circumstances relating to the timing of the exchange offer.

Resale

Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased the old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business; or

•	have an arrangement with any person to engage in the distribution of exchange notes.

However, we have not submitted a no-action letter and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2004, which we refer to as the expiration date, unless we, in our sole discretion, extend it.

Conditions to Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedure for Tendering Old Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

Special Procedures for Beneficial Owners

If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.

Guaranteed Delivery Procedures

If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Old Notes and Delivery of Exchange Notes

Subject to customary conditions, we will accept old notes which are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Effect of Not Tendering

Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the federal securities laws. See “The Exchange Offer—Effect of Not Tendering.”

Interest on the Exchange Notes and the Old Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Certain United States Federal Tax Considerations

The exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss for federal income tax purposes as a result of such exchange. See “Certain United States Federal Tax Considerations.”

Exchange Agent

Wachovia Bank, National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. Contact details for the exchange agent are set forth under “The Exchange Offer—Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Terms of the Exchange Notes

Issuer	The Pantry, Inc.

Notes offered	$250.0 million aggregate principal amount of 7.75% senior subordinated notes due 2014.

Interest payment dates	Interest at the rate of 7.75% per annum is payable in arrears in cash on February 15 and August 15 of each year, commencing August 15, 2004.

Maturity date	February 15, 2014.

Optional redemption

On or after February 15, 2009, we may redeem some or all of the exchange notes at the redemption prices listed under the caption “Description of Notes–Optional Redemption,” plus accrued and unpaid interest to the date of redemption. We also may redeem up to 35% of the aggregate principal amount of the exchange notes before February 15, 2007 with the net proceeds of certain public equity offerings.

Change of control

If we experience a change of control, holders of the exchange notes will have the right to require us to repurchase their exchange notes at a purchase price of 101% of the principal amount of the exchange notes, plus accrued and unpaid interest to the date of the repurchase. See “Description of Notes–Repurchase at the Option of Holders.”

Guarantees	The payment of the principal, premium and interest on the exchange notes is irrevocably and unconditionally guaranteed by all of our domestic subsidiaries. See “Description of Notes–Note Guarantees.”

Ranking	The exchange notes and the guarantees will be our and the guarantors’ unsecured general obligations and will be:

•	junior in right of payment to all of our and our guarantors’ existing and future senior indebtedness;

•	equal in right of payment to all of our and our guarantors’ future senior subordinated indebtedness; and

•	senior in right of payment to all of our and our guarantors’ future subordinated indebtedness.

As of December 25, 2003, after giving effect to the issuance of the notes, we would have had $347.8 million of senior indebtedness and $16.8 million of capital lease obligations.

Restrictive covenants

The indenture governing the notes will limit what we and our restricted subsidiaries may do. The provisions of the indenture governing the notes will limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	pay dividends or make distributions or certain other restricted payments;

•	make certain investments;

•	restrict dividend payments, loans or transfers of property to us;

•	incur liens on assets;

•	engage in transactions with our affiliates;

•	transfer or sell assets; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

These covenants are subject to important exceptions and qualifications described in the “Description of Notes–Certain Covenants” section of this prospectus.

Risk Factors

Investing in the notes involves substantial risks. See the “Risk Factors” section of this prospectus beginning on page 14 for a description of certain of the risks you should carefully consider before participating in the exchange offer.

Summary Consolidated Financial and Other Data

The following table sets forth our summary consolidated financial and other data for the periods indicated. The historical consolidated statements of operations data for each of the three fiscal years ended September 2001, 2002 and 2003 are derived from, and are qualified in their entirety by, our consolidated financial statements. The historical consolidated statements of operations data for the three months ended December 26, 2002 and December 25, 2003 and historical consolidated balance sheet data as of December 25, 2003, are derived from, and are qualified in their entirety by, our unaudited consolidated financial statements. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following summary consolidated financial and other data together with (a) ”Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus, and (b) “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the unaudited pro forma financial statements incorporated in this prospectus by reference. In the following table, dollars are in millions, except per share, per store and per gallon data and as otherwise indicated.

	Fiscal Year Ended				Three Months Ended			Pro Forma (a) 52 Weeks Ended
	September 27, 2001	September 26, 2002	September 25, 2003		December 26, 2002		December 25, 2003	December 25, 2003
Statement of Operations Data:
Revenues:
Merchandise revenue	$968.6	$998.6	$1,008.9		$242.3		$270.0	$1,144.2
Gasoline revenue	1,652.7	1,470.8	1,740.7		401.9		474.3	2,031.8
Commission income	21.7	24.7	26.8		6.7		7.0	31.3

Total revenues	2,643.0	2,494.1	2,776.4		651.0		751.3	3,207.3
Gross profit:
Merchandise gross profit	323.6	329.2	338.7		79.8		92.4	383.0
Gasoline gross profit	142.3	121.5	145.3		39.5		40.9	167.5
Commission income (b)	21.7	24.7	26.8		6.7		7.0	31.3

Total gross profit	487.6	475.4	510.8		126.0		140.4	581.8

Operating, general and administrative expenses	364.1	367.3	385.6	(c)	93.1		105.4	435.8	(c)
Restructuring and other charges (d)	4.8	—	—		—		—	—
Depreciation and amortization (e)	63.5	54.3	54.4	(f)	12.5		14.1	58.2	(f)
Income from operations	55.2	53.9	70.8		20.3		20.9	87.9
Interest expense	58.7	51.6	49.3		12.8		13.1	53.9
Income (loss) before cumulative effect adjustment	(2.7)	1.8	15.0		4.9		4.9	22.7
Cumulative effect adjustment, net of tax	—	—	(3.5	)(g)	(3.5	)(g)	—

Net income (loss)	(2.7)	1.8	11.5		1.4		4.9
Other Financial Data:
EBITDA (h)	$120.5	$108.8	$128.0		$33.3		$35.2	$149.0
Net cash provided by (used in):
Operating activities	76.7	54.0	68.3		(10.1)		1.2
Investing activities (i)	(93.9)	(20.3)	(22.4)		(0.3)		(97.0)
Financing activities	14.5	(42.0)	(15.2)		(10.3)		(20.9)
Gross capital expenditures (j)	43.6	26.5	25.5		2.4		9.3
Capital expenditures, net (k)	31.6	18.8	18.9		0.1		6.3
Pro forma interest expense (l)								$50.8
Ratio of pro forma EBITDA to pro forma interest expense (l)								2.9x
Ratio of total debt, as adjusted, to pro forma EBITDA (m)								4.1x
Ratio of earnings to fixed charges (n)	—	1.0x	1.4x		1.4x		1.4x	1.5x

	Fiscal Year Ended			Three Months Ended		Pro Forma (a) 52 Weeks Ended
	September 27, 2001	September 26, 2002	September 25, 2003	December 26, 2002	December 25, 2003	December 25, 2003
Store Operating Data:
Number of stores (end of period)	1,324	1,289	1,258	1,280	1,385	1,385
Average sales per store:
Merchandise revenue (in thousands)	$731.0	$765.2	$791.3	$188.6	$198.5	$814.1
Gasoline gallons (in thousands)	890.4	924.2	940.7	226.9	244.2	1,093.6
Comparable store sales (o):
Merchandise	(0.2)%	3.4%	2.1%	3.3%	2.7%
Gasoline gallons	(3.8)%	1.5%	0.7%	(0.7)%	3.4%
Operating Data:
Merchandise gross margin	33.4%	33.0%	33.6%	32.9%	34.2%	33.5%
Gasoline gallons sold (in millions)	1,142.4	1,171.9	1,170.3	283.8	325.6	1,504.5
Average retail gasoline price per gallon	$1.45	$1.25	$1.49	$1.42	$1.46	$1.49
Average gasoline gross profit per gallon	$0.125	$0.104	$0.124	$0.139	$0.126	$0.123

	As of December 25, 2003
	Actual	As Adjusted (p)
Balance Sheet Data:
Cash and cash equivalents	$52.0	$52.0
Working capital	14.8	14.8
Total assets	992.0	998.7
Total debt and capital lease obligations	592.2	614.7
Shareholders’ equity	134.2	127.5	(q)

(a)	The unaudited pro forma Statement of Operations Data, Other Financial Data, Store Operating Data and Operating Data combines our unaudited data for the 52 weeks ended December 25, 2003 (which includes Golden Gallon® from October 16, 2003, the date of its acquisition by us) with the audited Golden Gallon® data for the nine-month period ended October 4, 2003 and the unaudited Golden Gallon® data for the 11-day period ended October 15, 2003. The pro forma data should be read in conjunction with “Unaudited Pro Forma Consolidated Statements of Operations” and our financial statements and the financial statements of Golden Gallon® included or incorporated by reference in this prospectus. The pro forma financial and other data are presented for informational purposes only and do not purport to represent what our financial position or results of operations would have been had the Golden Gallon® acquisition occurred at the beginning of the periods or that may result from future operations.
(b)	We consider commission income to represent our commission gross profit, since unlike merchandise revenue and gasoline revenue there are no associated costs related to commission income received.
(c)	On April 14, 2003, we entered into a senior credit facility. In connection with the refinancing, we recorded a non-cash charge of approximately $2.9 million related to the write-off of deferred financing costs associated with the previous credit facility.
(d)	During fiscal 2001, we recorded restructuring and other charges of $4.8 million pursuant to a formal plan to centralize administrative functions.
(e)	During fiscal 2002, we adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142, which eliminated the amortization of goodwill. Goodwill amortization expense was $5.8 million for the fiscal year ended September 27, 2001.
(f)	Effective March 28, 2003, we accelerated the depreciation on certain assets related to our gasoline and store branding. These changes were the result of our gasoline brand consolidation project which will result in either updating or changing the image of the majority of our stores within the next two years. Accordingly, we reassessed the remaining useful lives of these assets based on our plans and recorded an increase in depreciation expense of $3.4 million.
(g)	Effective September 27, 2002, we adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, or SFAS No. 143, and, as a result, we recognize the future cost to remove an underground storage tank over the estimated useful life of the storage tank in accordance with SFAS No. 143. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. We will amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks. Upon adoption, we recorded a discounted liability of $8.4 million, which is included in other noncurrent liabilities, increased net property and equipment by $2.7 million and recognized a one-time cumulative effect adjustment of $3.5 million (net of deferred tax benefit of $2.2 million).

(h)	EBITDA is defined by us as net income before interest expense, income taxes, depreciation and amortization and cumulative effect of change in accounting principle. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt and because we believe investors find this information useful because it reflects the resources available for strategic opportunities including, among others, to invest in the business, make strategic acquisitions and to service debt. EBITDA as defined by us may not be comparable to similarly titled measures reported by other companies.

The following table contains a reconciliation of EBITDA to net cash provided by (used in) operating activities and cash flows from investing and financing activities (amounts in thousands):

	Fiscal Year Ended			Three Months Ended
	September 27, 2001	September 26, 2002	September 25, 2003	December 26, 2002	December 25, 2003
EBITDA	$120,491	$108,831	$128,039	$33,284	$35,246
Interest expense	(58,731)	(51,646)	(49,265)	(12,773)	(13,141)
Adjustments to reconcile net income (loss) to net cash provided by operating activities (other than depreciation and amortization, provision for deferred income taxes and cumulative effect of change in accounting principle)	8,592	3,983	9,016	1,285	890
Changes in operating assets and liabilities, net:
Assets	9,778	(7,463)	(1,796)	4,122	(653)
Liabilities	(3,428)	279	(17,730)	(35,975)	(21,140)

Net cash provided by (used in) operating activities	$76,702	$53,984	$68,264	$(10,057)	$1,202
Net cash used in investing activities	$(93,947)	$(20,313)	$(22,357)	$(259)	$(96,977)
Net cash provided by (used in) financing activities	$14,502	$(42,046)	$(15,242)	$(10,324)	$74,874

The following table contains a reconciliation of pro forma EBITDA to pro forma income from continuing operations (amounts in thousands) for the 52 weeks ended December 25, 2003. We are providing the following reconciliation of pro forma EBITDA to pro forma income from continuing operations to provide additional information regarding the profitability of the Golden Gallon® assets acquired in October 2003:

Pro Forma 52 Weeks Ended
December 25, 2003
Pro forma EBITDA	$148,969
Pro forma depreciation and amortization	(58,159)
Pro forma interest expense	(53,944)
Pro forma income tax expense	(14,193)

Pro forma income from continuing operations	$22,673

(i)	Investing activities include expenditures for acquisitions.

(j)	Purchases of assets to be held for sale are excluded from these amounts.

(k)	Net capital expenditures consist of gross capital expenditures less vendor reimbursements for capital improvements and proceeds from asset dispositions and sale-leaseback transactions.

The following table contains a reconciliation of net capital expenditures to gross capital expenditures (amounts in thousands):

	Fiscal Year Ended			Three Months Ended
	September 27, 2001	September 26, 2002	September 25, 2003	December 26, 2002	December 25, 2003
Net capital expenditures	$31,591	$18,781	$18,878	$125	$6,330
Add:
Sale lease-back proceeds	3,504	6,208	2,306	1,186	95,737
Asset disposal proceeds	3,761	5,503	5,367	1,437	1,984
Vendor and other reimbursements	6,363	1,020	1,680	134	298
Less:
Additions to property held for sale	(1,637)	(5,006)	(2,761)	(482)	(95,013	)(1)

Gross capital expenditures	$43,582	$26,506	$25,470	$2,400	$9,336

(1)	Includes $94,500 related to the sale lease-back of certain Golden Gallon® assets which is included in acquisition of related business on our cash flow statement.

(l)	Pro forma interest expense reflects interest expense for the 52 weeks ended December 25, 2003 as if the Golden Gallon® acquisition, the related financing transactions, this offering and the application of the proceeds from this offering had all occurred at the beginning of such 52-week period.
(m)	Total debt, as adjusted, represents $614.7 million in total debt and capital lease obligations that would have been outstanding as if the offering of the notes and the application of the proceeds had occurred as of December 25, 2003.
(n)	For purposes of determining the ratio of earnings to fixed charges: (i) earnings consist of income (loss) before income tax benefit (expense), cumulative effect adjustment and extraordinary item plus fixed charges and (ii) fixed charges consist of interest expense, amortization of deferred financing costs, preferred stock dividends and the portion of rental expense representative of interest (deemed to be one-third of rental expense). Our earnings were inadequate to cover fixed charges by $1.8 million for fiscal 2001. The ratio of earnings to fixed charges was 1.4 to 1.0 for each of the fiscal years ended September 28, 2000 and September 30, 1999.
(o)	The stores included in calculating comparable store sales growth are existing or replacement stores, which were in operation during the entire comparable period of both fiscal years. Remodeling, physical expansion or changes in store square footage are not considered when computing comparable store sales growth.
(p)	The balance sheet data as of December 25, 2003, as adjusted, reflects the sale of notes by us in this offering and the use of the net proceeds from this offering to redeem all of our outstanding 10 1/4% senior subordinated notes due 2007 and to pay down approximately $27.5 million outstanding under our senior credit facility.
(q)	The reduction in shareholders’ equity, as adjusted, is the result of the write-off of unamortized deferred financing costs of $4.0 million and the payment of the call premium of $6.8 million related to the 10 1/4% senior subordinated notes due 2007. The reduction is net of related income tax benefits of $4.2 million.

RISK FACTORS

In evaluating the exchange offer, you should carefully consider the risks described below. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our results of operations or financial condition in the future. If any of such risks actually occur, our business, financial condition or results of operations could be materially adversely affected. The terms “note” or “notes” refer to both the exchange notes and the old notes.

Risks Related to our Indebtedness and the Notes

Our substantial indebtedness and capital lease obligations could adversely affect our financial health and prevent us from fulfilling our obligations under these notes.

We have now and, after this exchange offer, will continue to have a significant amount of indebtedness. As of December 25, 2003, we had consolidated debt, including capital lease obligations, of approximately $592.2 million. Assuming the completion of the offering of the notes on December 25, 2003, we would have had total debt, including capital lease obligations, of $614.7 million as of such date.

We are vulnerable to increases in interest rates because the debt under our senior credit facility is at a variable interest rate. Although in the past we have on occasion entered into certain hedging instruments in an effort to manage our interest rate risk, we cannot assure you that we will continue to do so, on favorable terms or at all, in the future.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to these notes and our leases;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt and lease obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less indebtedness or better access to capital by, for example, limiting our ability to enter into new markets or renovate our stores; and

•	limit our ability to borrow additional funds in the future.

If we are unable to meet our debt and lease obligations, we could be forced to restructure or refinance our obligations, seek additional equity financing or sell assets, which we may not be able to do on satisfactory terms or at all. As a result, we could default on those obligations.

In addition, the indenture and our senior credit facility, which includes a term loan and a revolving credit facility, contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness, which would adversely affect our financial health and could prevent us from fulfilling our obligations under these notes.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur additional debt. This could further increase the risks associated with our substantial leverage.

We and our subsidiaries will be able to incur additional indebtedness in the future. The terms of the indenture that governs the notes permit us to incur additional indebtedness under certain circumstances. In addition, our senior credit facility permits us to borrow up to an additional $50.0 million and all of those borrowings would rank senior to the notes and the subsidiary guarantees. If we and our subsidiaries incur additional indebtedness, the related risks that we and they now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on our indebtedness, including the notes, and to refinance our indebtedness and fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility, will be adequate to meet our future liquidity needs for at least the next 12 months.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facility and the notes, on commercially reasonable terms or at all.

If we do not comply with the covenants in our senior credit facility and the indenture for the notes or otherwise default under them, we may not have the funds necessary to pay all of our indebtedness that could become due.

Our senior credit facility and our indenture for the notes require us to comply with certain covenants. In particular, our senior credit facility prohibits us from incurring any additional indebtedness except in specified circumstances or materially amending the terms of any agreement relating to existing indebtedness without lender approval. In addition, our senior credit facility limits our ability to make capital expenditures. Further, our senior credit facility restricts our ability to acquire and dispose of assets, engage in mergers or reorganizations, or make investments. The proposed new senior credit facility contains similar prohibitions, limitations and restrictions. These restrictive covenants require that we meet interest coverage, minimum EBITDA and leverage tests. A violation of any of these covenants could cause an event of default under the senior credit facility. If we default under that facility because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable. We cannot assure you that we would have sufficient funds to repay all the outstanding amounts, and any acceleration of amounts due under our senior credit facility or our indenture for the notes likely would have a material adverse effect on us.

Your right to receive payments on the notes is junior to our existing indebtedness and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of our guarantors’ existing indebtedness and possibly all of their future borrowings.

The notes and the guarantees rank behind all of our and the subsidiary guarantors’ existing indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization, or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and senior debt of the guarantors will be entitled to be paid in full and in cash before any payment may be made with respect to the notes or the guarantees.

In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors’ subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our and their senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

Assuming the offering of the notes was completed on December 25, 2003, the notes and the guarantees would have been subordinated to $347.8 million of senior indebtedness and $16.8 million of capital lease obligations and approximately $25.3 million would have been available for borrowing as additional senior debt under our senior credit facility. We are permitted to borrow additional indebtedness, including senior debt, in the future under the terms of the indenture for the notes.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior credit facility or in the instruments governing future indebtedness we may incur will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

An active trading market may not develop for the notes.

We cannot assure you that an active trading market will develop for the notes. We do not intend to apply for listing of the exchange notes, on any securities exchange or on any automated dealer quotation system. The old notes were made eligible for trading in PORTAL. In addition, market making activity may be limited during the pendency of the exchange offer or the effectiveness of the exchange offer registration statement.

The liquidity of, and trading market for, the notes, may also be adversely affected by, among other things:

•	changes in the overall market for high yield securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

You may have difficulty selling any old notes that you do not exchange.

If you do not exchange your old notes for the exchange notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your old notes. Those transfer restrictions are described in the indenture governing the old notes and in the legend contained on the old notes, and arose because we originally issued the old notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

In general, you may offer or sell your old notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the old notes under the Securities Act.

Risks Related to Our Industry

The convenience store industry is highly competitive and impacted by new entrants.

The industry and geographic areas in which we operate are highly competitive and marked by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, gasoline stations, supermarkets, drugstores, discount stores, club stores and mass merchants. In recent years, several non-traditional retailers, such as supermarkets, club stores and mass merchants, have impacted the convenience store industry by entering the gasoline retail business. These non-traditional gasoline retailers have obtained a significant share of the motor fuels market and their market share is expected to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. To remain competitive, we must constantly analyze consumer preferences and competitors’ offerings and prices to ensure we offer a selection of convenience products and services consumers demand at competitive prices. We must also maintain and upgrade our customer service levels, facilities and locations to remain competitive and drive customer traffic to our stores. Major competitive factors include, among others, location, ease of access, gasoline brands, pricing, product and service selections, customer service, store appearance, cleanliness and safety.

Volatility of wholesale petroleum costs could impact our operating results.

Over the past three fiscal years, our gasoline revenue averaged approximately 61.5% of total revenues and our gasoline gross profit averaged approximately 27.8% of total gross profit. Crude oil and domestic wholesale petroleum markets are marked by significant volatility. General political conditions, acts of war or terrorism, and instability in oil producing regions, particularly in the Middle East and South America, could significantly impact crude oil supplies and wholesale petroleum costs. In addition, the supply of gasoline for our private brand locations and our wholesale purchase costs could be adversely impacted in the event of a shortage as our gasoline contracts do not guarantee an uninterrupted, unlimited supply of gasoline. Significant increases and volatility in wholesale petroleum costs could result in significant increases in the retail price of petroleum products and in lower gasoline gross margin per gallon. Increases in the retail price of petroleum products could impact consumer demand for gasoline. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on our operating results and financial condition. These factors could materially impact our gasoline gallon volume, gasoline gross profit and overall customer traffic, which in turn would impact our merchandise sales.

Wholesale cost increases of tobacco products could impact our operating results.

Sales of tobacco products have averaged approximately 12.8% of our total revenue over the past three fiscal years and our tobacco gross profit accounted for approximately 16.6% of total gross profit in fiscal 2002 and 2003. Significant increases in wholesale cigarette costs and tax increases on tobacco products, as well as national and local campaigns to discourage smoking in the United States, may have an adverse effect on unit demand for cigarettes domestically. In general, we attempt to pass price increases on to our customers. However, due to competitive pressures in our markets, we may not be able to do so. These factors could materially impact our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit and overall customer traffic.

Changes in consumer behavior, travel and tourism could impact our business.

In the convenience store industry, customer traffic is generally driven by consumer preferences and spending trends, growth rates for automobile and truck traffic and trends in travel, tourism and weather. Changes in economic conditions generally or in the Southeast specifically could adversely impact consumer spending patterns and travel and tourism in our markets. Approximately 40% of our stores are located in coastal, resort or tourist destinations. Historically, travel and consumer behavior in such markets is more severely impacted by weak economic conditions. If visitors to resort or tourist locations decline due to economic conditions, changes in consumer preferences, changes in discretionary consumer spending or otherwise, our sales could decline.

Risks Related to Our Business

Unfavorable weather conditions or other trends or developments in the Southeast could adversely affect our business.

Substantially all of our stores are located in the southeast region of the United States. Although the Southeast is generally known for its mild weather, the region is susceptible to severe storms including hurricanes, thunderstorms, extended periods of rain, ice storms and heavy snow, all of which we experienced in fiscal 2003. Inclement weather conditions as well as severe storms in the Southeast could damage our facilities or could have a significant impact on consumer behavior, travel and convenience store traffic patterns as well as our ability to operate our locations. In addition, we typically generate higher revenues and gross margins during warmer weather months in the Southeast, which fall within our third and fourth quarters. If weather conditions are not favorable during these periods, our operating results and cash flow from operations could be adversely affected. We would also be impacted by regional occurrences in the Southeast such as energy shortages or increases in energy prices, fires or other natural disasters.

Inability to identify, acquire and integrate new stores could adversely affect our ability to grow our business.

An important part of our historical growth strategy has been to acquire other convenience stores that complement our existing stores or broaden our geographic presence, such as our acquisition of 138 convenience stores operating under the Golden Gallon® banner on October 16, 2003. From April 1997 through October 2003, we acquired 1,303 convenience stores in 21 major and numerous smaller transactions. We expect to continue to selectively review acquisition opportunities as an element of our growth strategy.

Acquisitions involve risks that could cause our actual growth or operating results to differ adversely compared to our expectations or the expectations of securities analysts. For example:

•	We may not be able to identify suitable acquisition candidates or acquire additional convenience stores on favorable terms. We compete with others to acquire convenience stores. We believe that this competition may increase and could result in decreased availability or increased prices for suitable acquisition candidates. It may be difficult to anticipate the timing and availability of acquisition candidates.

•	During the acquisition process we may fail or be unable to discover some of the liabilities of companies or businesses which we acquire. These liabilities may result from a prior owner’s noncompliance with applicable federal, state or local laws.

•	We may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions.

•	We may fail to successfully integrate or manage acquired convenience stores.

•	Acquired convenience stores may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate.

•	We face the risk that our existing systems, financial controls, information systems, management resources and human resources will need to grow to support significant growth.

We are subject to state and federal environmental and other regulations.

Our business is subject to extensive governmental laws and regulations including, but not limited to, environmental regulations, employment laws and regulations, regulations governing the sale of alcohol and tobacco, minimum wage requirements, working condition requirements, citizenship requirements and other laws and regulations. A violation or change of these laws could have a material adverse effect on our business, financial condition and results of operations.

Under various federal, state and local laws, ordinances and regulations, we may, as the owner or operator of our locations, be liable for the costs of removal or remediation of contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. The failure to properly remediate such contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent such property or to borrow money using such property as collateral. Additionally, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at sites where they are located, whether or not such site is owned or operated by such person. Although we do not typically arrange for the treatment or disposal of hazardous substances, we may be deemed to have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be liable for removal or remediation costs, as well as other related costs, including governmental fines, and injuries to persons, property and natural resources.

Compliance with existing and future environmental laws regulating underground storage tanks may require significant capital expenditures and the remediation costs and other costs required to clean up or treat contaminated sites could be substantial. We pay tank fees and other taxes to state trust funds in support of future remediation obligations.

These state trust funds or other responsible third parties including insurers are expected to pay or reimburse us for remediation expenses less a deductible. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. Reimbursements from state trust funds will be dependent on the continued viability of these funds.

In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing locations or locations that we may acquire. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist as to any one or more of our locations. In addition, failure to comply with any environmental regulations or an increase in regulations could adversely affect our operating results and financial condition.

State laws regulate the sale of alcohol and tobacco products. A violation or change of these laws could adversely affect our business, financial condition and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend or deny applications for, and renewals of, permits and licenses relating to the sale of these products or to seek other remedies.

Any appreciable increase in the statutory minimum wage rate or income or overtime pay or adoption of mandated health benefits would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition and results of operations.

From time to time, regulations are proposed which, if adopted, could also have an adverse effect on our business, financial condition or results of operations.

We depend on one principal supplier for the majority of our merchandise.

We purchase over 50% of our general merchandise, including most tobacco products and grocery items, from a single wholesale grocer, McLane Company, Inc., or McLane. We have a contract with McLane until October 2008, but we may not be able to renew the contract upon expiration. A change of suppliers, a disruption in supply or a significant change in our relationship with our principal suppliers could have a material adverse effect on our business, cost of goods, financial condition and results of operations.

We depend on two principal suppliers for the majority of our gasoline.

During February of 2003, we signed new gasoline supply agreements with BP Products, NA, or BP®, and Citgo Petroleum Corporation, or Citgo®. We expect that BP® and Citgo® will supply approximately 85% of our projected gasoline purchases after an approximately 18-month conversion process. We have contracts with each of BP® and Citgo® until 2008, but we may not be able to renew either contract upon expiration. A change of suppliers, a disruption in supply or a significant change in our relationship with our principal suppliers could have a material adverse effect on our business, cost of goods, financial condition and results of operations.

We may not achieve the full expected cost savings and other benefits of our acquisition of Golden Gallon®.

We expect to achieve $8 to $10 million of cost savings and benefits within the 12 to 24 months following the acquisition of Golden Gallon®. These cost savings and benefits include, among others, savings associated with the elimination of duplicate overhead and infrastructure, benefits received by Golden Gallon® under our merchandise and gas supply agreements and the expansion of quick service restaurants in selected stores. While we believe our estimates of these cost savings and benefits to be reasonable, they are estimates which are difficult to predict and are necessarily speculative in nature. There can be no assurance that we will be able to replicate the results that we achieved at our stores at the Golden Gallon® stores. In addition, we cannot assure you that unforeseen factors will not offset the estimated cost savings and other benefits from the acquisition. As a result, our actual cost savings and other anticipated benefits could differ or be delayed, compared to our estimates and from the other information contained in this Prospectus.

Because we depend on our senior management’s experience and knowledge of our industry, we would be adversely affected if senior management left The Pantry.

We are dependent on the continued efforts of our senior management team, including our President and Chief Executive Officer, Peter J. Sodini. Mr. Sodini’s employment contract terminates in September 2006. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We cannot assure you that we will be able to attract and retain additional qualified senior personnel as needed in the future. In addition, we do not maintain key personnel life insurance on our senior executives and other key employees. We also rely on our ability to recruit store managers, regional managers and other store personnel. If we fail to continue to attract these individuals, our operating results may be adversely affected.

We are substantially controlled by our largest stockholder, whose interests in our business may differ from your interests as a holder of the notes.

As of February 12, 2004, Freeman Spogli & Co. beneficially owned 39.1% of our common stock. In addition, four of the nine members of our board of directors are representatives of, or have consulting arrangements with, Freeman Spogli. As a result of its stock ownership and board representation, Freeman Spogli is in a position to affect our corporate actions such as mergers, or takeover attempts of us or may take action on its own in a manner that could conflict with our or your interests. For example, if we encounter financial difficulties or are unable to pay our indebtedness as it matures, the interests of Freeman Spogli as an equity holder might conflict with your interests as a holder of the notes. Freeman Spogli may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment in us, even though such transactions might involve risks to you as a holder of the notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes offered in the exchange offer. The old notes will be exchanged for exchange notes as described in this prospectus upon receipt of the old notes. The old notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our indebtedness.

The proceeds from the issuance of the old notes were approximately $243.3 million after deducting discounts, commissions and estimated expenses. We used the net proceeds of the offering of the old notes to redeem all of our outstanding 10 1/4% senior subordinated notes due 2007 and pay down approximately $27.5 million outstanding under the first lien term loan of our senior credit facility in existence on that date. For the three months ended December 25, 2003, the interest rate for the first lien term loan under this senior credit facility was 6.0%.

CAPITALIZATION

The following table describes our capitalization at December 25, 2003 on an actual basis and as adjusted to give effect to the offering of the old notes and the application of the net proceeds from the old notes. The following should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated in this prospectus by reference from our annual report on Form 10-K, as amended, for the year ended September 25, 2003 and our quarterly report on Form 10-Q, for the quarter ended December 25, 2003.

	At December 25, 2003
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$52,000	$52,000

Long-term debt, including current portion:
Senior credit facility	$375,259	$347,759
10 1/4% senior subordinated notes due 2007	200,000	—
7.75% senior subordinated notes due 2014 offered hereby	—	250,000
Other notes payable	81	81
Capital lease obligations	16,817	16,817

Total debt and capital lease obligations	592,157	614,657
Total shareholders’ equity	134,189	127,500

Total capitalization	$726,346	$742,157

THE EXCHANGE OFFER

Purpose and Effect

In connection with the sale of the old notes on February 17, 2004, we entered into a registration rights agreement with the initial purchasers of the old notes. The registration rights agreement requires us to file the registration statement of which this prospectus is a part under the Securities Act with respect to the exchange notes. Once the SEC declares the registration statement effective, we will offer the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act.

The registration rights agreement provides that we must use our reasonable best efforts to cause the registration statement to be declared effective within 180 days of the issue date of the old notes and to keep the exchange offer open for no less than 30 days after the effective date of the registration statement of which this prospectus is a part.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The summary of the material provisions of the registration rights agreement is not complete. We urge you to read the registration rights agreement in its entirety.

As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay special interest on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	any exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the old notes or the exchange notes within the meaning of the Securities Act;

•	the holder is not an “affiliate” of ours, as defined under Rule 405 under the Securities Act or is an affiliate, the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if the holder is not a broker-dealer that it is not engaging in and does not intend to engage in a distribution of the exchange notes; and

•	if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, and that it will deliver a prospectus in connection with any resale of such exchange notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the old notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business; or

•	has an arrangement with any person to engage in the distribution of the exchange notes.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the SEC staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on             , 2004, or such other date and time to which we extend the offer.

We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

As of the date of this prospectus, $250.0 million aggregate principal amount of old notes were outstanding, and there was one registered holder, a nominee of The Depository Trust Company, or DTC. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to Wachovia Bank, National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on             , 2004, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time. We reserve the right, in our sole discretion:

•	to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date; or

•	a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the old notes, if that procedure is available, into the exchange agent’s account at DTC, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to us that, among other things:

•	the exchange notes acquired in the exchange offer are being acquired in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;

•	if you are not a broker-dealer that you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	if you are a broker-dealer that you will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities, and you will deliver a prospectus in connection with any resale of such exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of the old notes or such exchange notes within the meaning of the Securities Act; and

•	you are not an “affiliate” of us, as defined under Rule 405 of the Securities Act or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged old notes will be credited to an account maintained with that book-entry transfer facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

We understand that the exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes being tendered by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Automated Tender Offer Program of DTC is the only method of processing exchange offers through DTC. To accept the exchange offer through the Automated Tender Offer Program, participants in DTC must send electronic instructions to DTC through DTC’s communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through the Automated Tender Offer Program, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three business days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of old notes to be effective, a written or, DTC participants, electronic Automated Tender Offer Program transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn, whom we refer to as the depositor;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under “— Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part. We are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. Wachovia Bank, National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Hand, Regular, Registered or Certified Mail:

Wachovia Bank, National Association

Attention: Corporate Trust Operations

1525 West W.T. Harris Blvd. 3C3

Charlotte, NC 28288

Attention: Marsha Rice

By Overnight Courier:

Wachovia Bank, National Association

Attention: Corporate Trust Operations

1525 West W.T. Harris Blvd. 3C3

Charlotte, NC 28262

Attention: Marsha Rice

By Facsimile:

Wachovia Bank, National Association

Attention: Corporate Trust Operations

Fax No.: 704-590-7628

Attention: Marsha Rice

For more information or confirmation by telephone please call 704-590-7413.

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may from time to time in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our historical consolidated financial data and store operating information for the periods indicated. The selected historical annual consolidated statement of operations and balance sheet data as of and for each of the five fiscal years ended September 1999, 2000, 2001, 2002 and 2003 are derived from, and are qualified in their entirety by, our historical consolidated financial statements. The selected historical consolidated statement of operations and balance sheet data as of and for each of the three-month periods ended December 26, 2002 and December 26, 2003 are derived from, and are qualified in their entirety by, our unaudited consolidated financial statements. The results of operations for the three months ended December 25, 2003 are not necessarily indicative of the operating results to be expected for the full fiscal year. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following data together with “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated in this prospectus by reference and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. In the following table, dollars are in millions, except per share, per store and per gallon data and as otherwise indicated.

	Fiscal Year Ended						Three Months Ended
	September 30, 1999	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003		December 26, 2002		December 25, 2003
Statement of Operations Data:
Revenues:
Merchandise revenue	$731.7	$907.6	$968.6	$998.6	$1,008.9		$242.3		$270.0
Gasoline revenue	923.8	1,497.7	1,652.7	1,470.8	1,740.7		401.9		474.3
Commission income	23.4	25.9	21.7	24.7	26.8		6.7		7.0

Total revenues	1,678.9	2,431.2	2,643.0	2,494.1	2,776.4		651.0		751.3
Gross profit:
Merchandise gross profit	242.4	302.5	323.6	329.2	338.7		79.8		92.4
Gasoline gross profit	105.0	139.9	142.3	121.5	145.3		39.5		40.9
Commission income(a)	23.4	25.9	21.7	24.7	26.8		6.7		7.0

Total gross profit	370.8	468.3	487.6	475.4	510.8		126.0		140.4

Operating, general and administrative expenses	268.8 (b)	337.1	364.1	367.3	385.6	(c)	93.1		105.4
Restructuring and other charges	—	—	4.8 (d)	—	—		—		—
Depreciation and amortization(e)	42.8	56.1	63.5	54.3	54.4	(f)	12.5		14.1
Income from operations	59.3	75.2	55.2	53.9	70.8		20.3		20.9
Interest expense	41.3	52.3	58.7	51.6	49.3		12.8		13.1
Income (loss) before cumulative effect adjustment	10.4	14.0	(2.7)	1.8	15.0		4.9		4.9
Cumulative effect adjustment, net of tax	—	—	—	—	(3.5	)(g)	(3.5	)(g)	—

Net income (loss)	10.4	14.0	(2.7)	1.8	11.5		1.4		4.9
Other Financial Data:
EBITDA(h)	$108.8	$133.2	$120.5	$108.8	$128.0		$33.3		$35.2
Net cash provided by (used in):
Operating activities	68.6	88.2	76.7	54.0	68.3		(10.1)		1.2
Investing activities(i)	(228.9)	(148.7)	(93.9)	(20.3)	(22.4)		(0.3)		(97.0)
Financing activities	157.1 (j)	82.7	14.5	(42.0)	(15.2)		(10.3)		(20.9)
Gross capital expenditures(k)	47.4	56.4	43.6	26.5	25.5		2.9		9.8
Capital expenditures, net(l)	30.1	32.1	31.6	18.8	18.9		0.1		6.3
Store Operating Data:
Number of stores (end of period)	1,215	1,313	1,324	1,289	1,258		1,280		1,385
Average sales per store:
Merchandise revenue (in thousands)	$666.4	$713.8	$731.0	$765.2	$791.3		$188.6		$198.5
Gasoline gallons (in thousands)	834.8	872.5	890.4	924.2	940.7		226.9		244.2
Comparable store sales(m):
Merchandise	9.6%	7.5%	(0.2)%	3.4%	2.1%		3.3%		2.7%
Gasoline gallons	5.9%	(2.4)%	(3.8)%	1.5%	0.7%		(0.7)%		3.4%
Operating Data:
Merchandise gross margin	33.1%	33.3%	33.4%	33.0%	33.6%		32.9%		34.2%
Gasoline gallons sold (in millions)	855.7	1,062.4	1,142.4	1,171.9	1,170.3		283.8		325.6
Average retail gasoline price per gallon	$1.08	$1.41	$1.45	$1.25	$1.49		$1.42		$1.46
Average gasoline gross profit per gallon	$0.123	$0.132	$0.125	$0.104	$0.124		$0.139		$0.126
Balance Sheet Data (end of period):
Cash and cash equivalents	$31.2	$53.4	$50.6	$42.2	$72.9		$21.6		$52.0
Working capital (deficiency)	(20.4)	(4.9)	(29.8)	(43.4)	17.5		(33.0)		14.8
Total assets	793.7	930.9	945.4	909.7	914.2		873.7		992.0
Total debt and capital lease obligations	455.6	541.4	559.6	521.1	514.7		510.6		592.2
Shareholders’ equity	104.2 (j)	118.0	111.1	115.2	128.7		117.7		134.2

(a)	We consider commission income to represent our commission gross profit, since unlike merchandise revenue and gasoline revenue there are no associated costs related to commission income received.
(b)	On January 28, 1999, we recognized an extraordinary loss of approximately $5.9 million in connection with the repurchase of the senior notes. This loss was previously classified as an extraordinary loss. In accordance with SFAS No. 145, Rescission of FASB Statement Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, we have reclassified this loss to operating, general and administrative expenses.

(c)	On April 14, 2003, we entered into a senior credit facility. In connection with the refinancing, we recorded a non-cash charge of approximately $2.9 million related to the write-off of deferred financing costs associated with the previous credit facility.
(d)	During fiscal 2001, we recorded restructuring and other charges of $4.8 million pursuant to a formal plan to centralize administrative functions.
(e)	During fiscal 2002, we adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142, which eliminated the amortization of goodwill. Goodwill amortization expense was $5.8 million, $3.4 million and $3.1 million for the fiscal years ended September 27, 2001, September 28, 2000 and September 30, 1999, respectively.
(f)	Effective March 28, 2003, we accelerated the depreciation on certain assets related to our gasoline and store branding. These charges were the result of our gasoline brand consolidation project which will result in either updating or changing the image of the majority of our stores within the next two years. Accordingly, we reassessed the remaining useful lives of these assets based on our plans and recorded an increase in depreciation expense of $3.4 million.
(g)	Effective September 27, 2002, we adopted the provisions of SFAS No. 143 and, as a result, we recognize the future cost to remove an underground storage tank over the estimated useful life of the storage tank in accordance with SFAS No. 143. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. We will amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks. Upon adoption, we recorded a discounted liability of $8.4 million, which is included in other noncurrent liabilities, increased net property and equipment by $2.7 million and recognized a one-time cumulative effect adjustment of $3.5 million (net of deferred tax benefit of $2.2 million).
(h)	EBITDA is defined by us as net income before interest expense, income taxes, depreciation and amortization and cumulative effect of change in accounting principle. EBITDA is not a measure of performance under GAAP, and should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt and because we believe investors find this information useful because it reflects the resources available for strategic opportunities including, among others, to invest in the business, make strategic acquisitions and to service debt. EBITDA as defined by us may not be comparable to similarly titled measures reported by other companies.

The following table contains a reconciliation of EBITDA to net cash provided by (used in) operating activities and cash flows from investing and financing activities (amounts in thousands):

	Fiscal Year Ended					Three Months Ended
	September 30, 1999	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003	December 26, 2002	December 25, 2003
EBITDA	$108,828	$133,163	$120,491	$108,831	$128,039	$33,284	$35,246
Interest expense	(41,280)	(52,329)	(58,731)	(51,646)	(49,265)	(12,773)	(13,141)
Adjustments to reconcile net income (loss) to net cash provided by operating activities (other than depreciation and amortization, provision for deferred income taxes and cumulative effect of change in accounting principle)	2,749	1,089	8,592	3,983	9,016	1,285	890
Changes in operating assets and liabilities, net:
Assets	(3,261)	(2,364)	9,778	(7,463)	(1,796)	4,122	(653)
Liabilities	1,531	8,600	(3,428)	279	(17,730)	(35,975)	(21,140)

Net cash provided by (used in) operating activities	$68,567	$88,159	$76,702	$53,984	$68,264	$(10,057)	$1,202
Net cash used in investing activities	(228,918)	(148,691)	(93,947)	(20,313)	(22,357)	(259)	(96,977)
Net cash (used in) provided by financing activities	157,104	82,729	14,502	(42,046)	(15,242)	(10,324)	74,874

(i)	Investing activities include expenditures for acquisitions.
(j)	On June 8, 1999, we offered and sold 6,250,000 shares of our common stock in our initial public offering. The initial offering price was $13.00 per share and we received $75.6 million in proceeds, before expenses.
(k)	Purchases of assets to be held for sale are excluded from these amounts.
(l)	Net capital expenditures consists of gross capital expenditures less vendor reimbursements for capital improvements and proceeds from asset dispositions and sale-leaseback transactions.

The following table contains a reconciliation of net capital expenditures to gross capital expenditures (amounts in thousands):

	Fiscal Year Ended			Three Months Ended
	September 27, 2001	September 26, 2002	September 25, 2003	December 26, 2002	December 25, 2003
Net capital expenditures	$31,591	$18,781	$18,878	$125	$6,330
Add:
Sale lease-back proceeds	3,504	6,208	2,306	1,186	95,737
Asset disposal proceeds	3,761	5,503	5,367	1,437	1,984
Vendor and other reimbursements	6,363	1,020	1,680	134	298
Less:
Additions to property held for sale	(1,637)	(5,006)	(2,761)	(482)	(95,013	)(1)

Gross capital expenditures	$43,582	$26,506	$25,470	$2,400	$9,336

(1)	Includes $94,500 related to the sale lease-back of certain Golden Gallon® assets which is included in acquisition of related business on our cash flow statement.

(m)	The stores included in calculating comparable store sales growth are existing or replacement stores, which were in operation during the entire comparable period of both fiscal years. Remodeling, physical expansion or changes in store square footage are not considered when computing comparable store sales growth.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

The following unaudited pro forma consolidated statements of operations have been derived by the application of pro forma adjustments to the historical consolidated financial statements of The Pantry for the periods indicated. The adjustments are described in the accompanying notes. The unaudited pro forma financial data give effect to the acquisition of Golden Gallon® and related financing transactions. The pro forma adjustments, which are based upon available information and upon certain assumptions that our management believes are reasonable, are described in the accompanying notes.

Acquisition:

On October 16, 2003, we completed the acquisition of 138 convenience stores operating under the Golden Gallon® banner from Ahold USA, Inc. The acquired assets included 138 operating convenience stores, 131 of which are fee-owned stores, a dairy plant and related assets, a fuel hauling operation, corporate headquarters building and 25 undeveloped sites. Other than the dairy plant and related assets and the fuel hauling operation, we intend to use the acquired assets in the convenience store retail business. Simultaneously with the closing, we sold the dairy plant and related assets to National Dairy Holding, LP, a Delaware limited partnership, and the fuel hauling operation to Eagle Transport Corporation, a North Carolina corporation, each of whom are our existing suppliers.

The aggregate purchase price was $187.0 million. The acquisition was structured as two simultaneous transactions whereby certain real estate assets (114 of the 131 fee-owned stores) were purchased and financed through a $94.5 million sale-leaseback transaction, and the Golden Gallon® operations and the balance of the real estate assets were purchased for approximately $92.5 million in cash. We funded the second transaction with $12.5 million of existing cash and $80.0 million of debt through borrowings under our senior credit facility in existence on that date.

Unaudited Pro Forma Statement of Operations for the 52-Week Period Ended December 25, 2003:

The unaudited pro forma statement of operations for the 52-week period ended December 25, 2003 gives effect to our acquisition of Golden Gallon® and related financing transactions as if such events occurred at the beginning of such 52-week period. Because we completed our acquisition of Golden Gallon® and the related financing transactions on October 16, 2003, our historical results of operations from that date include the operations of Golden Gallon® and reflect the related financing transactions. The unaudited pro forma statement of operations for the 52-week period ended December 25, 2003 combines our historical results of operations for such 52-week period (which reflect the operations of Golden Gallon® from October 16, 2003 through December 25, 2003) with the audited historical results of operations of Golden Gallon® for the nine-month period ended October 4, 2003 and the unaudited results for the 11-day period ended October 15, 2003. Consequently, the unaudited pro forma statement of operations includes Golden Gallon®’s results of operations during the 52-week period ended December 25, 2003, except for its results of operations for the three days from December 29 through December 31, 2002.

Unaudited Pro Forma Statement of Operations for the Three Months Ended December 25, 2003:

The unaudited pro forma statement of operations for the three-month period ended December 25, 2003 gives effect to our acquisition of Golden Gallon® and related financing transactions as if such events occurred at the beginning of such three-month period. Because we completed our acquisition of Golden Gallon® and the related financing transactions on October 16, 2003, our historical results of operations from that date include the operations of Golden Gallon® and reflect the related financing transactions. The unaudited pro forma statement of operations for the three-month period ended December 25, 2003 combines our historical results of operations for such three-month period (which reflect the operations of Golden Gallon® from October 16, 2003 through December 25, 2003) with the unaudited historical results of operations of Golden Gallon® for the 11-day period ended October 15, 2003. Consequently, the unaudited pro forma statement of operations includes Golden Gallon®’s results of operations during the three-month period ended December 25, 2003, except for its results of operations for the eight-day period from September 27 through October 4, 2003.

Management believes that, on the basis set forth herein, the pro forma statements of operations reflect a reasonable estimate of the Golden Gallon® acquisition based on currently available information. The acquisition is accounted for under the purchase method of accounting. The allocation of purchase price is based upon the estimated fair value of assets acquired and liabilities assumed, and is subject to finalization of the fair values of certain real estate assets and trademarks and tradenames, as well as a final working capital adjustment, as defined. Accordingly, certain of the purchase price allocations reflected in the pro forma statements of operations are preliminary and may be different from the final allocation of the purchase price and any such differences may be material. The pro forma financial data is presented for informational purposes only and does not purport to represent what The Pantry’s financial position or results of operations would have been had the Golden Gallon® acquisition in fact occurred on the dates assumed or that may result from future operations. The pro forma data should be read in conjunction with The Pantry’s consolidated financial statements and related notes appearing elsewhere in this prospectus, and the financial statements of Golden Gallon® and related notes thereto appearing in our Current Report on Form 8-K/A (Amendment No. 1) filed with the SEC on December 9, 2003.

THE PANTRY, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in thousands except per share amounts)

	The Pantry 52 Weeks Ended December 25, 2003	Golden Gallon Nine Months Ended October 4, 2003	Golden Gallon Eleven Days Ended October 15, 2003	Acquisition/ Financing Adjustments		Total Pro Forma
Revenues:
Merchandise sales	$1,036,587	$103,658	$3,903	$—		$1,144,148
Gasoline sales	1,813,021	211,057	7,739	—		2,031,817
Commissions	27,112	4,016	206	—		31,334

Total revenues	2,876,720	318,731	11,848	—		3,207,299

Cost of sales:
Merchandise	685,229	72,997	2,909	—		761,135
Gasoline	1,666,315	191,101	6,913	—		1,864,329

Total cost of sales	2,351,544	264,098	9,822	—		2,625,464

Gross profit	525,176	54,633	2,026	—		581,835

Operating expenses:
Operating, general and administrative expenses	397,808	30,973	1,530	7,633	(a)	435,756
				(2,188	)(b)
Depreciation and amortization	55,971	6,561	426	(4,799	)(c)	58,159

Total operating expenses	453,779	37,534	1,956	646		493,915

Income from operations	71,397	17,099	70	(646)		87,920

Other income (expense):
Interest expense	(49,633)	(7,538)	(287)	(3,818	)(d)	(53,944)
				7,825	(d)
				(493	)(e)
Miscellaneous	2,633	251	6	—		2,890

Total other expense	(47,000)	(7,287)	(281)	3,514		(51,054)

Income before income taxes	24,397	9,812	(211)	2,868		36,866
Income tax expense	(9,393)	(3,450)	84	(1,434	)(f)	(14,193)

Net income (loss) from continuing operations	$15,004	$6,362 (g)	$(127)	$1,434		$22,673

Earning per share from continuing operations:
Basic	$0.83					$1.25
Diluted	0.78					1.18

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(a)	Reflects an increase in store rental expense of $7,633 in connection with the sale-leaseback financing associated with 114 of the fee-owned acquired properties.
(b)	Reflects the elimination of salaries and related benefits for 53 Golden Gallon® administrative personnel who were not retained by us subsequent to the acquisition date.
(c)	The Golden Gallon® acquisition has been accounted for using the purchase method of accounting. The purchase price allocation has not been finalized and is subject to finalization of the fair values of certain real estate assets and trademarks and tradenames, as well as a working capital adjustment, as defined.

The excess of the purchase price over the historical basis of the net assets acquired has been allocated to the net assets acquired based on preliminary estimates. The actual allocation of the purchase cost, however, and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein pending the completion of appraisals and other purchase price adjustments.

The following table reflects the reduction in depreciation expense as a result of the acquisition and the related sale-leaseback transaction (dollars in thousands):

Recorded Fair Value of Property and Equipment Acquired	Estimated Useful Life (in years)	Depreciation Expense 52 Weeks Ended December 25, 2003	Less Historical Recorded Amounts	Total Adjustment 52 Weeks Ended December 25, 2003
$31,366	8.5 – 33.5	$2,932	$7,731	$(4,799)

(d)	Reflects additional interest expense of $3.8 million in connection with $80.0 million first lien term loan financing under our senior credit facility in existence during this period. The first lien term loan bore interest at LIBOR plus 4.25% and contained a LIBOR floor of 1.75%.

In connection with the acquisition, we did not assume debt obligations of Golden Gallon® totaling approximately $121.2 million and having interest rates ranging from 3.28% to 8.33%. As a result, interest expense of the acquired entity has been reduced by $7.8 million.

(e)	Reflects additional amortization of deferred financing costs resulting from entering into the amendment to our senior credit facility to include the additional $80.0 million in availability under the first lien term loan.
(f)	Reflects the adjustment necessary to record income tax expense at our estimated effective tax rate of 38.5%.
(g)	Net income from continuing operations excludes the cumulative effect of change in accounting principles for the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, by Golden Gallon® on December 29, 2002 ($806,000, net of income tax benefit of $538,000).

THE PANTRY, INC.

UNAUDITED QUARTERLY PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in thousands except per share amounts)

	The Pantry Three Months Ended December 25, 2003	Golden Gallon Eleven Days Ended October 15, 2003	Acquisition/ Financing Adjustments		Total Pro Forma
Revenues:
Merchandise sales	$270,025	$3,903	$—		$273,928
Gasoline sales	474,292	7,739	—		482,031
Commissions	7,019	206	—		7,225

Total revenues	751,336	11,849	—		763,185

Cost of sales:
Merchandise	177,617	2,909	—		180,526
Gasoline	433,356	6,913	—		440,269

Total cost of sales	610,973	9,823	—		620,796

Gross profit	140,363	2,026	—		142,389

Operating expenses:
Operating, general and administrative expenses	105,379	1,530	286	(a)	107,113
			(82	)(b)
Depreciation and amortization	14,075	426	(337	)(c)	14,164

Total operating expenses	119,454	1,955	(133)		121,277

Income from operations	20,909	71	133		21,112

Other income (expense):
Interest expense	(13,141)	(287)	(145	)(d)	(13,304)
			287	(d)
			(18	)(e)
Miscellaneous	262	6	—		268

Total other expense	(12,879)	(281)	124		(13,036)

Income before income taxes	8,030	(211)	257		8,076
Income tax expense	(3,092)	84	(102	)(f)	(3,109)

Net income (loss) from continuing operations	$4,938	$(127)	$155		$4,967

Earning Per Share:
Basic—after cumulative effect	$0.27				$0.27
Diluted—after cumulative effect	$0.24				$0.24

NOTES TO UNAUDITED QUARTERLY

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(a)	Reflects an increase in store rental expense of $286 in connection with the sale-leaseback financing associated with 114 of the fee owned acquired properties.
(b)	Reflects the elimination of salaries and related benefits for 53 Golden Gallon® administrative personnel who were not retained by us subsequent to the acquisition date.
(c)	The Golden Gallon® acquisition has been accounted for using the purchase method of accounting. The purchase price allocation has not been finalized and is subject to finalization of the fair values of certain real estate assets and trademarks and tradenames, as well as a working capital adjustment, as defined.

The excess of the purchase price over the historical basis of the net assets acquired has been allocated to the net assets acquired based on preliminary estimates. The actual allocation of the purchase cost, however, and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein pending the completion of appraisals and other purchase price adjustments.

The following table reflects the reduction in depreciation expense as a result of the acquisition and the related sale-leaseback transaction:

Recorded Fair Value of Property and Equipment Acquired	Estimated Useful Life (in years)	Depreciation Expense Three Months Ended December 25, 2003	Less Historical Recorded Amounts	Total Adjustment Three Months Ended December 25, 2003
$31,366	8.5 – 33.5	$733	$1,070	$(337)

(d)	Reflects additional interest expense of $145 in connection with $80.0 million first lien term loan financing under our senior credit facility in existence during this period. The first lien term loan bore interest at LIBOR plus 4.25% and contained a LIBOR floor of 1.75%.

In connection with the acquisition, we did not assume debt obligations of Golden Gallon® totaling approximately $121.2 million and having interest rates ranging from 3.28% to 8.33%. As a result, interest expense of the acquired entity has been reduced by $287.

(e)	Reflects additional amortization of deferred financing costs resulting from entering into the amendment to our senior credit facility to include the additional $80.0 million in availability under the first lien term loan.
(f)	Reflects the adjustment necessary to record income tax expense at our estimated effective tax rate of 38.5%.

BUSINESS

General

We are the leading independently operated convenience store chain in the southeastern United States and the third largest independently operated convenience store chain in the country based on store count. As of December 25, 2003, we operated 1,385 stores in ten states under several banners including The Pantry®, Kangaroo ExpressSM, Golden Gallon® and Lil’ Champ Food Store®. Our stores offer a broad selection of merchandise, gasoline and ancillary products and services designed to appeal to the convenience needs of our customers. Approximately 90% of our stores are located in Florida, North Carolina, South Carolina, Tennessee and Georgia. This geographic concentration allows us to more effectively manage our store network while leveraging our infrastructure, purchasing power and brand identity. Our strategy is to continue to improve upon our position as the leading independently operated convenience store chain in the southeastern United States by generating profitable growth through merchandising initiatives, sophisticated management of our gasoline business, upgrading our stores, leveraging our geographic economies of scale, benefiting from the favorable demographics of our markets and continuing to selectively pursue opportunistic acquisitions. For the 52 weeks ended December 25, 2003, we recorded total revenues and EBITDA, each pro forma for our acquisition of Golden Gallon®, of $3.2 billion and $149.0 million, respectively, a 28% and 36% increase from fiscal 2002.

We operate within the large and growing U.S. convenience store industry. Retail Forward, a management consulting and market research firm, estimates that our industry will grow from $289.0 billion in 2002 to more than $356.0 billion in 2007, or nearly 4.3% annually. Our industry remains highly fragmented, with the ten largest convenience store retailers accounting for less than 24% of total industry stores in 2002, and includes numerous small, local operators, with approximately 90% of all convenience store retailers operating 50 or fewer stores (based on retailers who are members of the National Association of Convenience Stores). We believe we will continue to benefit from several important industry trends and characteristics, including:

•	ongoing shift of consumer food and general merchandise purchases away from traditional supermarkets to mass merchants, club warehouses and convenience stores, the latter of which is driven by consumers’ desire for convenience in daily shopping needs;

•	changing consumer demographics and eating patterns resulting in more food consumed away from home; and

•	continued opportunities to grow through acquisition as a result of industry fragmentation.

Competitive Strengths

We believe the following business strengths differentiate us from our competitors and position us for success within our markets:

Leading Market Positions in Attractive and Growing Southeastern Markets. In 18 of our largest markets (as measured by MPSI Systems Inc.), which represent approximately 50% of our total merchandise sales, we believe that we have the number one market share position based on store merchandise revenue in 15 of those markets. We also believe that we have the number two market share position in the remaining three markets. In addition, as the leading independently operated convenience store chain in the southeastern United States, we benefit from the region’s superior population, employment and income growth relative to national averages.

Modernized Store Base in Prime Locations. We believe that providing a bright, clean and modern shopping environment is critical in allowing us to capitalize on our favorable locations and market position. Over the past five years, we have invested approximately $200.0 million in our stores. Our real estate strategy is to build or acquire stores in prime locations within our geographic region. As a result, our stores are generally situated in growing suburban markets, coastal/resort areas and along major interstates and highways. We believe this strategic mix of neighborhood, tourist destination and highway locations allows us to build leading market positions in high-traffic areas.

Consistent Growth and Profitability of Merchandising Business. Merchandise operations comprised 66% of our gross profit in fiscal 2003. From fiscal 1997 through fiscal 2003, we increased our merchandise revenues at a compound annual growth rate of 30.7%. This growth was obtained through acquisitions and increased comparable-store sales in 22 of the 24 quarters. During this period, we maintained a merchandise gross profit margin of 33.0% or greater, which is higher than the industry average.

Sophisticated Gasoline Strategy. We recently implemented a number of operational and systems initiatives to increase gasoline volume and gross profit dollars. Specifically, we consolidated our branded and private brand gasoline suppliers under new long-term supply agreements on advantageous terms, introduced our proprietary Gasoline Pricing System, which helps us optimize competitive pricing in order to meet volume and margin objectives, and implemented TelaFuel™, an inventory management system that has helped reduce average gasoline inventory levels and working capital, while better managing the timing of gasoline purchases to capitalize on periods of advantageous costs. We believe these initiatives have increased the overall competitiveness of our gasoline operations while helping us in our efforts to maximize gasoline gross profit dollars.

Experienced Management Team. Our executive management has a broad range of food retailing, convenience store and gasoline industry experience. Under the leadership of our President and Chief Executive Officer, Peter J. Sodini, our management team has significantly upgraded our merchandising programs, implemented a more sophisticated gasoline strategy, introduced new technology and managerial practices and successfully evaluated, completed and integrated more than 40 acquisitions since 1996. We believe our team’s valuable experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics, better understand our customer needs and build strong vendor relationships.

Business Strategy

Beginning in fiscal 2001, in response to significant changes that impacted the convenience store industry, we developed a comprehensive operating strategy to position ourselves for future sales and profit growth. As part of our strategy, we temporarily curtailed our acquisition activity and focused on integrating and improving our core business. Specifically, we:

•	rationalized and improved our existing store base by accelerating in-store re-models and closing underperforming stores;

•	reduced our store-level and corporate expenses by streamlining field operations and combining our two regional support centers;

•	enhanced our senior management team by hiring or promoting a new SVP Administration, Chief Financial Officer, SVP Operations, VP Marketing and VP Gasoline Marketing;

•	renewed our focus on technology implementation by developing our proprietary Gasoline Pricing System, installing a centralized information technology system and implementing planning and point-of-sales technologies; and

•	consolidated and re-negotiated our principal gasoline and merchandising supply contracts, thereby enabling us to better leverage our purchasing power among fewer, but more significant, suppliers.

We believe the successful completion of these actions led to the significant improvement in our fiscal 2003 results. Key elements of our strategy to deliver profitable growth in the future include:

Implementing Our Merchandise Initiatives. Our merchandise initiatives are focused on driving sales and profitability with recognizable value on high-traffic items. We have recently completed our in-store merchandise reset initiative at all of our stores (including the recently acquired Golden Gallon® stores), a strategy designed to enhance our merchandise offering, including better category management and new product introductions. We believe this will ensure our stores are fully stocked with a broad selection of competitively priced products, brands and services that appeal to consumers. We further believe our merchandising initiatives have contributed to increases in merchandise comparable store sales while maintaining profit margins. We plan to further improve our merchandise offerings and related results through:

•	selective expansion of quick service restaurants and proprietary food service offerings, such as our Bean Street Coffee Company® and The Chill ZoneSM concepts;

•	increased private label penetration, including our proprietary Celeste® beverage line;

•	new product and service introductions;

•	improved positioning of high margin product categories; and

•	continued merchandise vendor consolidation and contract renegotiation.

Re-branding and Re-imaging Initiative. During fiscal 2003, we began a program to re-brand approximately 1,000 of our stores’ gasoline operations to the BP®/Amoco®, Citgo® or Kangaroo® brands while simultaneously re-imaging the merchandise logo at these locations to our Kangaroo ExpressSM banner. We expect that approximately 35% of the total cost of this initiative will be funded by our gasoline partners. We believe this combined initiative (a) allows us to leverage the cost of a complete facelift to most of our facilities (b) provides us with increased brand identity and (c) helps us in our efforts to optimize our gasoline gallon growth and gross profit dollars. Specifically, we intend to:

•	Re-brand Our Gasoline Operations. As a result of renegotiating our gasoline supply agreements we are in the process of consolidating from more than ten gasoline brands to three primary brands, by focusing on our current BP®/Amoco® and Citgo® brands while converting our other operations into our Kangaroo® private brand. We will, in certain circumstances, continue to offer Chevron® and Exxon® brand gasoline in selective markets and will re-evaluate branding opportunities at the completion of the respective supply agreements. Our branding strategy allows us to optimize competitive positioning in each of our locations while capitalizing on the advantageous terms of our new gasoline supply agreements.

•	Re-image Our Stores. While we currently operate more than two dozen store banners, we are in the process of consolidating our operations into primarily Kangaroo ExpressSM. We will continue to operate stores under a limited number of other banners, such as Golden Gallon® or Smoker’s Express®, which we believe have strong brand awareness or unique position in their local markets or in limited situations where the return would not justify the investment required to re-image the stores.

As of December 25, 2003, we had re-branded and re-imaged 282 stores and we anticipate converting a total of 718 more stores over approximately the next 18 months. Of the stores we have re-branded and re-imaged, 88 stores involve conversions from branded gasoline to our Kangaroo® private brand. Of these 88 stores, 66 stores have been operating for at least three months following conversion, and on average, such stores have experienced a 16% increase in gasoline gallons sold and a 7% increase in merchandise sales during such three-month period.

Realizing Benefits from Our October 2003 Golden Gallon® Acquisition. Our management team has undertaken a detailed strategy to quickly integrate Golden Gallon®, a chain of 138 convenience stores with revenue of $408.6 million for the 12-month period ended October 4, 2003. Going forward, we are well positioned to continue to benefit from significant near-term cost savings and best-practices opportunities, including:

•	savings from shared overhead and infrastructure;

•	Golden Gallon® receiving the benefits of our merchandise and gas supply agreements;

•	improved merchandise in-stock positions;

•	expanding quick service restaurant offerings in selected stores; and

•	leveraging our sophisticated gasoline technology to improve gasoline profitability.

We anticipate the cumulative impact of these actions will result in $8 to $10 million of cost savings and benefits within the 12 to 24 months following the Golden Gallon® acquisition. We expect to realize approximately $4 to $5 million of these cost savings and benefits in fiscal 2004, including $2.7 million that were realized immediately upon closing.

Pursuing Opportunistic Acquisitions to Further Penetrate Existing and Contiguous Markets. We will continue to selectively review acquisition opportunities to reinforce our market position. Since 1996, we have successfully completed more than 40 acquisitions, growing our store base from 379 to 1,385. With over 42,000 convenience stores currently operating in the southeastern United States, we believe there are significant acquisition opportunities to strengthen our position in existing markets and expand into contiguous markets. Although we often discuss potential acquisition opportunities with third parties, we have no agreements or understandings with respect to additional acquisitions at the present time.

Operations

The following charts set forth revenues and gross profit, respectively, for fiscal 2003 from our merchandise and gasoline operations as well as commissions, each as a percentage of total revenues or total gross profit, respectively, for fiscal 2003:

Merchandise Operations. In fiscal 2003, our merchandise sales were 36.3% of total revenues. The following table highlights certain information with respect to our merchandise sales for the last five fiscal years:

	Fiscal Year Ended
	September 30, 1999	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003
Merchandise sales (in millions)	$731.7	$907.6	$968.6	$998.6	$1,008.9
Average merchandise sales per store (in thousands)	$666.4	$713.8	$731.0	$765.2	$791.3
Comparable store merchandise sales increase	9.6%	7.5%	(0.2)%	3.4%	2.1%
Merchandise gross margins	33.1%	33.3%	33.4%	33.0%	33.6%

The increase in average merchandise sales per store in fiscal 2003 is primarily due to the fiscal 2003 comparable store merchandise sales increase of 2.1% and the closure of 35 underperforming stores.

Based on merchandise purchase and sales information, we estimate category sales as a percentage of total merchandise sales for the last five fiscal years as follows:

	Fiscal Year Ended
	September 30, 1999	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003
Tobacco products	33.1%	35.9%	34.6%	34.8%	32.8%
Beer and wine	16.1	16.2	16.3	16.3	16.1
Packaged beverages	14.8	13.7	14.3	14.6	15.1
Self-service fast foods and beverages	5.3	5.3	6.0	5.3	5.4
General merchandise, health and beauty care	6.4	6.7	5.7	6.4	6.3
Fast food service	3.0	3.6	4.3	4.2	4.2
Salty snacks	4.0	3.7	3.8	4.0	4.2
Candy	3.8	3.4	3.5	3.5	4.1
Dairy products	3.5	3.0	3.0	2.8	2.7
Bread and cakes	1.8	2.3	2.5	2.3	2.4
Newspapers and magazines	2.9	2.2	2.2	2.0	1.8
Grocery and other merchandise	5.3	4.0	3.8	3.8	4.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

As of December 25, 2003, we operated 220 quick service restaurants within 197 of our locations. In 124 of these stores, we offer products from nationally branded food franchises including Subway®, Hardee’s®, TCBY®, Church’s®, Dairy Queen®, Bojangles® and Krystal®. In addition, we offer a variety of proprietary food service programs featuring breakfast biscuits, fried chicken, deli, pizza, tacos and other hot food offerings in 96 of our locations.

We purchase over 50% of our merchandise, including most tobacco and grocery items from a single wholesale grocer, McLane. We have a distribution services agreement with McLane pursuant to which McLane is the primary distributor of traditional grocery products to our stores. We purchase the products at McLane’s cost plus an agreed upon percentage, reduced by any promotional allowances and volume rebates offered by manufacturers and McLane. In addition, we receive per store service allowances from McLane which are amortized over the remaining term of the agreement, which expires in October 2008. We purchase the balance of our merchandise from a variety of other distributors under contract terms of up to four years. We do not have written contracts with a number of these vendors.

Gasoline Operations. We purchase our gasoline from major oil companies and independent refiners. At our locations, we offer a mix of branded and private brand gasoline based on an evaluation of local market conditions. Of the 1,359 stores that sold gasoline as of December 25, 2003, 965 (including locations operated by third parties selling under these brands) or 71.0% were branded under the Amoco®, BP®, Chevron®, Citgo®, Shell®, Mobil®, Exxon® or Texaco® brand names. In conjunction with our acquisition of Golden Gallon®, we added 137 gas selling locations, of which 113 sell gas under national brands. We purchase our branded gasoline and diesel fuel from major oil companies under supply agreements. The fuel is purchased at the stated rack price, or market price, quoted at each terminal as adjusted per applicable contracts. The initial terms of these supply agreements range from three to ten years and generally contain minimum annual purchase requirements as well as provisions for various payments to us based on volume of purchases and vendor allowances. We purchase the balance of our gasoline from a variety of independent fuel distributors. There are approximately 30 gasoline terminals in our operating areas, allowing us to choose from more than one distribution point for most of our stores. Our inventories of gasoline (both branded and private branded) turn approximately every five days.

Gasoline supply agreements typically contain provisions relating to, among other things, payment terms, use of the supplier’s brand names, compliance with the supplier’s requirements, minimum use of credit cards, insurance coverage and compliance with legal and environmental requirements. As is typical in the industry, gasoline suppliers generally can terminate the supply contracts if, among other reasons, we do not comply with a reasonable and important requirement of the relationship, we fail to make payments which are due, or the supplier withdraws from marketing activities in the area in which we operate, and in connection with fraud, criminal misconduct, bankruptcy or insolvency involving our company. In some cases, gasoline suppliers have the right of first refusal to acquire assets used by us to sell their branded gasoline.

We have begun our brand consolidation project, which we believe will enable us to provide a more consistent operating identity while helping us in our efforts to optimize our gasoline gallon growth and gross profit dollars. In addition, we have recently consolidated and re-negotiated our principal gasoline supply contracts, enabling us to better leverage our purchasing power among fewer, but more significant, suppliers.

In fiscal 2003, our gasoline revenues were 62.7% of total revenues. The following table highlights certain information regarding our gasoline operations for the last five fiscal years:

	Fiscal Year Ended
	September 30, 1999	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003
Gasoline sales (in millions)	$923.8	$1,497.7	$1,652.7	$1,470.7	$1,740.7
Gasoline gallons sold (in millions)	855.7	1,062.4	1,142.4	1,171.9	1,170.3
Average gallons sold per store (in thousands)	834.8	872.5	890.4	924.2	940.7
Comparable store gallon growth	5.9%	(2.4)%	(3.8)%	1.5%	0.7%
Average retail price per gallon	$1.08	$1.41	$1.45	$1.25	$1.49
Average gross profit per gallon	$0.123	$0.132	$0.125	$0.104	$0.124
Locations selling gasoline	1,152	1,267	1,286	1,253	1,232
Company-operated branded locations	852	997	997	950	863
Company-operated private branded locations	280	253	277	291	357
Third-party locations (branded & private branded)	21	17	12	12	12
Locations with pay-at-pump credit card readers	682	945	1,009	1,008	1,005
Locations with multi-product dispensers	945	1,085	1,129	1,119	1,100

The increase in average gallons sold per store in fiscal 2003 is primarily due to the 0.7% increase in comparable store gallon growth, the closure of 35 underperforming stores and our continued efforts to re-brand or re-image our gasoline facilities. In fiscal 2003, the gasoline markets were volatile with domestic crude oil hitting a low in November 2002 of approximately $25 per barrel and highs in March 2003 of approximately $38 per barrel. Generally, we attempt to pass along wholesale gasoline cost changes to our customers through retail price changes. However, our ability to pass along wholesale cost changes is influenced by gasoline market conditions and the retail prices offered by our competitors. We make no assurances that significant volatility in gasoline wholesale prices will not negatively affect gasoline gross margins or demand for gasoline within our markets.

As of December 25, 2003, we owned the gasoline operations at 1,349 locations and at 10 locations had gasoline operations that were operated under third-party arrangements. At company-operated locations, we own the gasoline storage tanks, pumping equipment and canopies, and retain 100% of the gross profit received from gasoline sales. In fiscal 2003, these locations accounted for approximately 99% of total gallons sold.

Commission Income. In fiscal 2003, our commission income represented 1.0% of our total revenue and 5.2% of our gross profit. Our commission income is derived from lottery ticket sales, money orders, car wash, public telephones, ATMs, amusement and video gaming and other ancillary product and service offerings. This category is an important aspect of our merchandise operations because we believe it attracts new customers as well as provides additional services for existing customers. The following table highlights certain information regarding commissions and the sources of commissions from services for the last five fiscal years:

	Fiscal Year Ended
	September 30, 1999	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003
Commission revenue (in millions)	$23.4	$25.9	$21.7	$24.7	$26.8
Average commission income per store (in thousands)	$21.3	$20.4	$16.4	$18.9	$21.0
Commission revenue by category (as a percentage of total commission revenue):
Lottery ticket sales	26.9%	29.1%	32.0%	37.2%	45.8%
Money orders	13.6	12.6	15.5	14.0	13.1
Car washes	8.0	10.1	14.5	11.6	8.6
ATMs	—	2.5	7.0	8.8	7.4
Public telephones	12.3	11.1	11.0	8.5	6.4
Amusement and video gaming	28.9	18.6	6.6	5.2	3.9
Other	10.3	16.0	13.4	14.7	14.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Store Locations. As of December 25, 2003, we operated 1,385 convenience stores located primarily in growing markets, coastal/resort areas and along major interstates and highways. Approximately 40% of our total stores are strategically located in coastal/resort areas such as Jacksonville, Orlando/Disney World, Myrtle Beach, Charleston, St. Augustine, Hilton Head and Gulfport/Biloxi that attract a large number of tourists who we believe value convenience shopping. Additionally, approximately 18% of our total stores are situated along major interstates and highways which benefit from high traffic counts and customers seeking convenient fueling locations, including some stores in coastal or resort areas. Almost all of our stores are freestanding structures averaging approximately 2,400 square feet and provide ample customer parking. The following table shows the geographic distribution by state of our stores for each of the last five fiscal years and as of December 25, 2003:

State	Number of Stores as of Fiscal Year End					Number of Stores at December 25, 2003	Percentage of Total Stores at December 25, 2003
	September 30, 1999	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003
Florida	533	517	505	494	477	472	34.1%
North Carolina	336	343	341	331	328	328	23.7
South Carolina	232	251	254	248	240	240	17.3
Georgia	12	57	57	56	56	101	7.3
Tennessee	19	15	14	14	14	103	7.4
Mississippi	—	37	56	54	53	52	3.8
Kentucky	45	45	42	39	38	38	2.7
Virginia	18	30	31	30	30	30	2.2
Indiana	20	18	16	15	14	13	0.9
Louisiana	—	—	8	8	8	8	0.6

Total	1,215	1,313	1,324	1,289	1,258	1,385	100%

New Stores. In opening new stores in recent years, we have focused on selecting store sites on highly traveled roads in coastal/resort and suburban markets or near highway exit and entrance ramps that provide convenient access to the store location. In selecting sites for new stores, we use an evaluation process designed to enhance our return on investment. This process focuses on market area demographics, population density, traffic volume, visibility, ingress and egress and economic development in the market area. We also review the location of competitive stores and customer activity at those stores.

Acquisitions. We focus on selectively acquiring chains within and contiguous to our existing market areas. In evaluating potential acquisition candidates, we consider a number of factors, including strategic fit, desirability of location, price and our ability to improve the productivity and profitability of a location through the implementation of our operating strategy. During fiscal 2003, we acquired two locations in South Carolina and one location in North Carolina. On October 16, 2003, we acquired 138 convenience stores operating under the Golden Gallon® banner from Ahold, USA, Inc., consisting of 90 stores in Tennessee and 48 stores in northwest Georgia.

Store Closures. We continually evaluate the performance of each of our stores to determine whether any particular store should be closed or sold based on profitability trends and our market presence in the surrounding area. Although closing or selling underperforming stores reduces revenues, our operating results typically improve as these stores are generally unprofitable. The following table summarizes our activities related to acquisitions, store openings and store closures during the last five fiscal years and for the quarter ended December 25, 2003:

	Fiscal Year Ending					Three Months Ended December 25, 2003
	September 30, 1999	September 28, 2000	September 27, 2001	September 26, 2002	September 25, 2003
Number of stores at beginning of period	954	1,215	1,313	1,324	1,289	1,258
Acquired or opened	300	145	47	3	4	139
Closed or sold	(39)	(47)	(36)	(38)	(35)	(12)

Number of stores at end of period	1,215	1,313	1,324	1,289	1,258	1,385

Improvement of Store Facilities and Equipment. During fiscal 2003 and fiscal 2002, we upgraded the facilities and equipment, including gasoline equipment, at many of our existing and acquired store locations. These upgrades cost approximately $15.6 million in fiscal 2003 and $17.6 million in fiscal 2002. This store renovation program is an integral part of our operating strategy. We continually evaluate the performance of individual stores and periodically upgrade store facilities and equipment based on sales volumes, the lease term for leased locations and management’s assessment of the potential return on investment. Typically, re-modeling for stores include improvements to:

•	interior fixtures and updated equipment for self-service food and beverages;

•	interior lighting;

•	in-store restrooms for customers; and

•	exterior painting, lighting and signage.

The upgrading program for our gasoline operations includes:

•	the addition of automated gasoline dispensing and payment systems, such as multi-product dispensers and pay-at-the-pump credit card readers;

•	upgrades and replacements of canopy fixtures and lighting; and

•	the installation of underground storage tank leak detection and other equipment in accordance with applicable Environmental Protection Agency, or EPA, regulations.

For further discussion of the EPA and other environmental regulations, see “—Government Regulation and Environmental Matters.”

Store Operations. Each convenience store is staffed with a manager, an assistant manager and sales associates who work various shifts to enable most stores to remain open 24 hours a day, seven days a week. Our field operations organization is comprised of a network of regional, divisional and district managers who, with our corporate management, evaluate store operations. District managers typically oversee eight to ten stores. We also monitor store conditions, maintenance and customer service through a regular store visitation program by district and regional management.

Competition

The convenience store and retail gasoline industries are highly competitive. We compete with numerous other convenience stores, supermarkets, drug stores, discount clubs, gasoline service stations, fast food operations and other similar retail outlets. The performance of individual stores can be affected by changes in traffic patterns and the type, number and location of competing stores. Principal competitive factors include, among others, location, ease of access, gasoline brands, pricing, product and service selections, customer service, store appearance, cleanliness and safety. We believe that our modernized store base, strategic mix of locations, gasoline offerings and use of competitive market data, including our Gasoline Pricing System which helps us optimize competitive gasoline pricing, combined with our management’s expertise provides us with competitive advantages and allows us to effectively react to changes in the competitive environment.

Technology and Store Automation

We invest a portion of our capital spending on technology-based initiatives to improve organizational efficiency, track and influence operational performance and provide management with enhanced decision support tools. Our Retail Automation System initiatives have been the building blocks to support our rapid growth, enhancing our ability to transform detailed transaction data into useful operational, marketing and financial information and support synergies throughout the company.

Over the last several fiscal years, including fiscal year 2003, we have invested capital and resources to:

•	enhance our systems infrastructure to support anticipated and continued acquisitions and related growth and improve the delivery and reliability of enhanced applications;

•	reduce the number and standardize the point-of-sale vendors throughout the entire retail network;

•	upgrade and expand the use of an industry-specific general ledger and retail automation software designed to improve internal cash and inventory controls and increase the transaction level data collected;

•	implement an electronic price book for each store in our network which supports point-of-sale scanning, item level receiving and electronic invoicing; and

•	develop, enhance and utilize package applications to improve store level gasoline pricing, gasoline and merchandise inventory management and enhance decision support tools.

During fiscal 2003, we continued to invest in programs and system upgrades targeted to improve store level gasoline pricing and merchandise inventory management, along with new decision support and training tools. These systems include:

•	Gasoline Pricing System — An internally developed price optimization program that has been further enhanced to leverage current competitive and historical price and sales data to optimize pricing to meet sales, volume and margin objectives.

•	TelaFuel™ — A gasoline inventory management tool developed by TelaPoint, Inc., which allows us to coordinate fuel inventory management with our gasoline hauling vendors and has helped control and reduce average inventory levels and, thus, improve working capital.

•	Point-of-Sale Integration and Scanning — At fiscal year end, 33% of our stores were scanning and polling sales and other reporting data. The data that this system provides is used by our marketing department to facilitate sales analyses and recognition of market and customer trends.

•	FocalPoint — Developed and enhanced for our needs by our Retail Automation System partner, PDI, FocalPoint is a web-based decision support tool fully integrated with their other store and back office software products. This system established the infrastructure necessary to build a comprehensive data warehouse. The data that this system provides is used to further enhance the decision-making tools that our marketing, operations and other support departments use to access promotional analysis and comparison reports; to know what is selling and what is not; and to analyze and make decisions based on up-to-date historic trends and explore corporate data.

•	Computer-Based Training—The planning and development of a more comprehensive computer-based training, or CBT, program was initiated toward the end of the fiscal year. This new system will be rolled out to all stores, enhancing our current CBT implementation in our Florida stores, and will provide up-to-date training for new hires and additional management control.

We will continue to evaluate and invest in strategic technology-based initiatives to improve our operating efficiency, strengthen internal controls and reporting systems, enhance our financial performance and promote our long-term strategic objectives.

Trade Names, Service Marks and Trademarks

We have registered, acquired the registration of, applied for the registration of or claim ownership of a variety of trade names, service marks and trademarks for use in our business, including The Pantry®, Worth®, Golden Gallon®, Bean Street Coffee Company®, Big Chill®, Celeste®, The Chill ZoneSM, Lil’ Champ Food Store®, Handy Way®, Quick StopSM, Kangaroo®, Kangaroo ExpressSM, Fast Lane®, Big KSM, Mini MartSM, DepotSM, Food Chief®, Express StopSM, SprintSM and Smokers ExpressSM. We are not aware of any facts which would negatively impact our continuing use of any of the above trade names, service marks or trademarks.

Government Regulation and Environmental Matters

Many aspects of our operations are subject to regulation under federal, state and local laws. A violation or change of these laws could have a material adverse effect on our business, financial condition and results of operations. We describe below the most significant of the regulations that impact all aspects of our operations.

Storage and Sale of Gasoline. We are subject to various federal, state and local environmental laws. We make financial expenditures in order to comply with regulations governing underground storage tanks adopted by federal, state and local regulatory agencies. In particular, at the federal level, the Resource Conservation and Recovery Act of 1976, as amended, requires the EPA to establish a comprehensive regulatory program for the detection, prevention and cleanup of leaking underground storage tanks.

Federal and state regulations require us to provide and maintain evidence that we are taking financial responsibility for corrective action and compensating third parties in the event of a release from our underground storage tank systems. In order to comply with these requirements, as of December 25, 2003, we maintained letters of credit in the aggregate amount of approximately $1.2 million in favor of state environmental agencies in North Carolina, South Carolina, Virginia, Georgia, Indiana, Tennessee, Kentucky and Louisiana. We also rely on reimbursements from applicable state trust funds. In Florida, we meet our financial responsibility requirements by state trust fund coverage through December 31, 1998 and meet such requirements thereafter through private commercial liability insurance. In Georgia, we meet our financial responsibility requirements by state trust fund coverage through December 29, 1999 and meet such requirements thereafter through private commercial liability insurance and a letter of credit. In Mississippi, we meet our financial responsibility requirements through coverage under the state trust fund.

Regulations enacted by the EPA in 1988 established requirements for:

•	installing underground storage tank systems;

•	upgrading underground storage tank systems;

•	taking corrective action in response to releases;

•	closing underground storage tank systems;

•	keeping appropriate records; and

•	maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases.

These regulations permit states to develop, administer and enforce their own regulatory programs, incorporating requirements which are at least as stringent as the federal standards. In 1998, Florida developed their own regulatory program, which incorporated requirements more stringent than the 1988 EPA regulations. We believe our facilities in Florida meet or exceed those regulations developed by the State of Florida in 1998. We believe all company-owned underground storage tank systems are in material compliance with these 1988 EPA regulations and all applicable state environmental regulations.

State Trust Funds. All states in which we operate or have operated underground storage tank systems have established trust funds for the sharing, recovering and reimbursing of certain cleanup costs and liabilities incurred as a result of releases from underground storage tank systems. These trust funds, which essentially provide insurance coverage for the cleanup of environmental damages caused by the operation of underground storage tank systems, are funded by an underground storage tank registration fee and a tax on the wholesale purchase of motor fuels within each state. We have paid underground storage tank registration fees and gasoline taxes to each state where we operate to participate in these trust fund programs. We have filed claims and received reimbursements in North Carolina, South Carolina, Kentucky, Indiana, Georgia, Florida, Tennessee, Mississippi and Virginia. The coverage afforded by each state fund varies but generally provides up to $1.0 million per site or occurrence for the cleanup of environmental contamination, and most provide coverage for third-party liabilities. Costs for which we do not receive reimbursement include:

•	the per-site deductible;

•	costs incurred in connection with releases occurring or reported to trust funds prior to their inception;

•	removal and disposal of underground storage tank systems; and

•	costs incurred in connection with sites otherwise ineligible for reimbursement from the trust funds.

The trust funds generally require us to pay deductibles ranging from $5,000 to $150,000 per occurrence depending on the upgrade status of our underground storage tank system, the date the release is discovered and/or reported and the type of cost for which reimbursement is sought. The Florida trust fund will not cover releases first reported after December 31, 1998. We obtained private insurance coverage for remediation and third-party claims arising out of releases reported after December 31, 1998. We believe that this coverage exceeds federal and Florida financial responsibility regulations. In Georgia, we opted not to participate in the state trust fund effective December 30, 1999. We obtained private insurance coverage for remediation and third party claims arising out of releases reported after December 29, 1999. We believe that this coverage exceeds federal and Georgia financial responsibility regulations.

Environmental Reserves. Environmental reserves of $14.2 million, $13.8 million and $13.3 million as of December 25, 2003, September 25, 2003 and September 26, 2002, respectively, represent our estimates for future expenditures for remediation, tank removal and litigation associated with 259, 236 and 240 known contaminated sites, respectively, as a result of releases (e.g., overfills, spills and underground storage tank releases) and are based on current regulations, historical results and certain other factors. We estimate that as of December 25, 2003, approximately $13.0 million of our environmental obligations will be funded by state trust funds and third party insurance. Our environmental reserve, dated as of September 25, 2003, does not include the 31 Golden Gallon® sites that were known to be contaminated at the time of our October 2003 acquisition of Golden Gallon®. State trust funds, insurers or other third parties are responsible for the costs of remediation at all 31 Golden Gallon® sites. Also, as of December 25, 2003, September 25, 2003 and September 26, 2002, there were an additional 495, 487 and 476 sites, respectively, that are known to be contaminated sites that are being remediated by third parties, and therefore, the costs to remediate such sites are not included in our environmental reserve. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make such payments. This could materially adversely affect our financial condition, results of operations and cash flows. Reimbursements from state trust funds will be dependent upon the continued maintenance and continued solvency of the various funds.

Several of the locations identified as contaminated are being remediated by third parties who have indemnified us as to responsibility for cleanup matters. Additionally, we are awaiting closure notices on several other locations which will release us from responsibility related to known contamination at those sites. These sites continue to be included in our environmental reserve until a final closure notice is received.

Sale of Alcoholic Beverages. In certain areas where stores are located, state or local laws limit the hours of operation for the sale of alcoholic beverages. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages. These agencies may also impose various restrictions and sanctions. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. While the potential exposure for damage claims as a seller of alcoholic beverages is substantial, we have adopted procedures intended to minimize such exposure. In addition, we maintain general liability insurance which may mitigate the effect of any liability.

Store Operations. Our stores are subject to regulation by federal agencies and to licensing and regulations by state and local health, sanitation, safety, fire and other departments relating to the development and operation of convenience stores, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new store in a particular area.

Our operations are also subject to federal and state laws governing such matters as wage rates, overtime, working conditions and citizenship requirements. At the federal level, there are proposals under consideration from time to time to increase minimum wage rates and to introduce a system of mandated health insurance which could affect our results of operations.

Employees

As of December 25, 2003, we employed approximately 8,373 full-time and 1,470 part-time employees. Fewer part-time employees are employed during the winter months than during the peak spring and summer seasons. Approximately 9,294 of our employees are employed in our stores and 549 are corporate and field management personnel. None of our employees are represented by unions. We consider our employee relations to be good.

Properties

As of December 25, 2003, we owned the real property at 368 of our stores and leased the real property at 1,017 stores. Management believes that none of these leases is individually material. Most of these leases are net leases requiring us to pay all costs related to the property, including taxes, insurance and maintenance costs. The aggregate rent paid for fiscal 2003 was $56.3 million. The following table lists the expiration dates of our leases, including renewal options:

Lease Expiration	Number of Stores
2003-2005	27
2006-2010	95
2011-2015	95
2016-2020	74
2021-2025	119
2026-2030	92
2031-2035	266
2036 and thereafter	249

Management anticipates that it will be able to negotiate acceptable extensions of the leases that expire for those locations that we intend to continue operating. Beyond payment of our contractual lease obligations through the end of the term, early termination of these leases would result in minimal, if any, penalty to us.

When appropriate, we have chosen to sell and then lease back properties. Factors leading to this decision include alternative desires for use of cash, beneficial taxation, minimization of the risks associated with owning the property (especially changes in valuation due to population shifts, urbanization and/or proximity to high volume streets) and the economic terms of such sale-leaseback transactions.

We own our corporate headquarters, a three story, 51,000 square foot office building in Sanford, North Carolina and lease our corporate annex buildings in Jacksonville, Florida and Sanford, North Carolina. Management believes that our headquarters are adequate for our present and foreseeable needs.

Legal Proceedings

We are party to various legal actions in the ordinary course of our business. We believe these actions are routine in nature and incidental to the operation of our business. While the outcome of these actions cannot be predicted with certainty, we believe that the ultimate resolution of these matters will not have a material adverse impact on our business, financial condition or prospects.

We make routine applications to state trust funds for the sharing, recovering and reimbursement of certain cleanup costs and liabilities as a result of releases from underground storage tank systems. For more information about these cleanup costs and liabilities, see “Business—Government Regulation and Environmental Matters” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Environmental Considerations.”

DESCRIPTION OF OTHER INDEBTEDNESS

Description of Our Senior Credit Facility

On March 12, 2004, we amended and restated our existing senior credit facility with a syndicate of financial institutions, including Wachovia Bank, National Association, as administrative agent, Wachovia Capital Markets, LLC as co-lead arranger and sole book-runner and Credit Suisse First Boston LLC, as co-lead arranger for the facilities.

Our senior credit facility provides for aggregate borrowing of up to $415.0 million consisting of a six-year $70.0 million revolving credit facility and a seven-year $345.0 million term loan. Up to $50.0 million of our revolving credit facility will be available as a letter of credit sub-facility. In addition, a $50.0 million uncommitted incremental term loan will be available upon our request.

The borrowings under our term loan were used to refinance our credit facilities in existence at that time and pay related fees, expenses and prepayment penalties and to the extent of any excess, for general corporate purposes. Our revolving credit facility will be used for our working capital and general corporate requirements.

Our senior credit facility is fully and unconditionally guaranteed by our existing and future, direct and indirect, domestic subsidiaries. Our senior credit facility is secured by (1) a first priority pledge of the capital stock of each of our existing and subsequently acquired or organized direct or indirect subsidiaries and (2) first priority security interests in all of our and our subsidiaries’ tangible and intangible assets.

Our borrowings under our term loan bear interest, at our option, at either the base rate (generally the applicable prime lending rate of Wachovia Bank, as announced from time to time) plus 1.75% or LIBOR plus 3.00%. Our borrowings under our revolving credit facility bear interest, at our option, at either the base rate (generally the applicable prime lending rate of Wachovia Bank, as announced from time to time) plus 1.50% or LIBOR plus 2.75%. In addition, we are required to pay quarterly a fee of 0.75% on the average daily unused portion of the revolver commitment.

We will be permitted to voluntarily prepay principal amounts outstanding or reduce commitments under our senior credit facility at any time, in whole or in part, without premium or penalty, upon the giving of proper notice. We may elect how the optional prepayments are applied. In addition, subject to certain exceptions, we will be required to prepay outstanding amounts under our senior credit facility with:

•	the net proceeds of insurance not applied toward the repair of damaged properties within 270 days following receipt of the insurance proceeds;

•	the net proceeds from asset sales other than in the ordinary course of business that are not reinvested within 270 days following the closing of the sale;

•	50% of the net proceeds from the issuance of any unsecured subordinated debt;

•	the net proceeds from the issuance of any other debt, subject to certain exceptions;

•	50% of the net proceeds from the issuance of any equity, subject to certain exceptions; and

•	50% of annual excess cash flow to the extent the total leverage ratio is greater than 3.0 to 1.0 at the end of our fiscal year.

All mandatory prepayments will be applied pro rata first to the term loan and incremental facility, if any, and second to the permanent reduction of the revolving credit facility and cash collateralization of outstanding letters of credit.

Our senior credit facility contains customary and appropriate affirmative and negative covenants for financings of its type (subject to customary exceptions). The financial covenants include:

•	maximum total leverage ratio;

•	minimum fixed charge coverage; and

•	maximum capital expenditures.

Other covenants, among other things, limit our ability to:

•	incur liens or other encumbrances;

•	change our line of business;

•	enter into mergers, consolidations and similar combinations;

•	sell or dispose of assets other than in the ordinary course of business;

•	enter into joint ventures, acquisitions and other investments;

•	enter into transactions with affiliates;

•	change our accounting policies;

•	change our fiscal year; and

•	change our organizational documents.

Our senior credit facility contains customary events of default including, but not limited to:

•	failure to make payments when due;

•	breaches of representations and warranties;

•	breaches of covenants;

•	defaults under other indebtedness;

•	bankruptcy or insolvency;

•	judgments in excess of specified amounts;

•	ERISA events;

•	a change of control (as such term is defined in our new senior credit facility);

•	invalidity of the guaranty or other documents governing the new senior credit facility; and

•	uninsured damage to or loss of assets in excess of specified amounts.

DESCRIPTION OF NOTES

We issued the old notes and will issue the exchange notes pursuant to an indenture, dated February 19, 2004, among us, our subsidiaries acting as guarantors and Wachovia Bank, National Association, as trustee. The terms of the exchange notes and the old notes are identical in all material respects, except the exchange notes will:

•	Have a different CUSIP number;

•	Have been registered under the Securities Act;

•	Not contain transfer restrictions and registration rights that relate to the old notes; and

•	Not contain provisions relating to the payment of special interest to be made to the holders under circumstances related to timing of the exchange offer.

You can find the definitions of certain terms used in this description under “—Certain Definitions.” In this description, the term “The Pantry” refers only to The Pantry, Inc. and not to any of its subsidiaries.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes will be:

•	general unsecured obligations of The Pantry;

•	subordinated in right of payment to all existing and future Senior Debt of The Pantry;

•	pari passu in right of payment with any future senior subordinated Indebtedness of The Pantry; and

•	unconditionally guaranteed by the Guarantors.

The Note Guarantees

The notes are guaranteed by all of the Domestic Subsidiaries of The Pantry that are Restricted Subsidiaries.

Each Guarantee of the notes will be:

•	a general unsecured obligation of each Guarantor;

•	subordinated in right of payment to all existing and future Senior Debt of each Guarantor; and

•	pari passu in right of payment with any future senior subordinated Indebtedness of each Guarantor.

Payments on the notes will be subordinated to the payment of our Senior Debt and payments on the Guarantees will be subordinated to the payment of Senior Debt of the relevant Guarantor. See “—Subordination” below. The indenture will permit The Pantry and the Guarantors to incur additional Senior Debt subject to the limitations described herein.

Assuming we had completed the offering of the notes and applied the net proceeds, as of December 25, 2003, The Pantry and the Guarantors would have had total Senior Debt of approximately $364.6 million.

As of the date of the indenture, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to most of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

All of our current subsidiaries will guarantee the notes. Certain future subsidiaries may not have to guarantee the notes if they are designated as Unrestricted Subsidiaries as provided in the indenture. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries would pay the holders of their debt and their trade creditors before they would be able to distribute any of their assets to us.

Principal, Maturity and Interest

The Pantry issued notes with a maximum aggregate principal amount of $250.0 million. The Pantry may issue additional notes under the indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Pantry issued notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on February 15, 2014.

Interest on the notes will accrue at the rate of 7.75% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2004. The Pantry will make each interest payment to the holders of record on the immediately preceding February 1 and August 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

For so long as the notes remain in the form of a global security, we will pay all principal, interest and premium and Special Interest, if any, on the notes to the applicable depositary or its nominee as the registered holder of the global security representing the notes. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless The Pantry elects to make interest payments by check mailed to the note holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Pantry may change the paying agent or registrar without prior notice to the holders of notes, and The Pantry or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder of notes may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder of notes, among other things, to furnish appropriate endorsements and transfer documents and The Pantry may require a holder of notes to pay any taxes and fees required by law or permitted by the indenture. The Pantry is not required to transfer or exchange any note selected for redemption. Also, The Pantry is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

Each of The Pantry’s current and future Restricted Subsidiaries jointly and severally guarantees the notes on a senior subordinated basis. Each Note Guarantee is subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Note Guarantee is limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than The Pantry or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1)	upon the sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) The Pantry or a Restricted Subsidiary of The Pantry, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture; or

(2)	upon the sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) The Pantry or a Restricted Subsidiary of The Pantry, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture.

Subordination

The payment of principal, interest and premium and Special Interest, if any, on the notes is subordinated to the prior payment in full of all Senior Debt of The Pantry, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt are entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from either of the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”), in the event of any distribution to creditors of The Pantry:

(1)	in a liquidation or dissolution of The Pantry;

(2)	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to The Pantry or its property;

(3)	in an assignment for the benefit of creditors; or

(4)	in any marshaling of The Pantry’s assets and liabilities.

Neither The Pantry nor any Guarantor may make any payment in respect of the notes (except in Permitted Junior Securities or from the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) if:

(1)	a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2)	any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from The Pantry or the holders of any Designated Senior Debt.

Payments on the notes may and will be resumed:

(1)	in the case of a payment default, upon the date on which such default is cured or waived; and

(2)	in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until:

(1)	360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2)	all scheduled payments of principal, interest and premium and Special Interest, if any, on the notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) when:

(1)	the payment is prohibited by these subordination provisions; and

(2)	the trustee or the holder has actual knowledge that the payment is prohibited,

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

The Pantry must promptly notify holders of Senior Debt if payment on the notes is accelerated because of an Event of Default.

The obligations of each Guarantor under its Guarantee shall be subordinated to the Senior Debt of such Guarantor on the same basis as the notes are subordinated to our Senior Debt.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of The Pantry or any of the Guarantors, holders of notes may recover less ratably than creditors of The Pantry or any Guarantor who are holders of Senior Debt. As a result of the obligation to deliver amounts received in trust to holders of Senior Debt, holders of notes may recover less ratably than trade creditors of The Pantry or any Guarantor. See “Risk Factors—Your right to receive payments on the notes is junior to our existing indebtedness and possibly all of our future borrowings.”

Optional Redemption

At any time prior to February 15, 2007, The Pantry may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 107.75% of the principal amount thereof, plus accrued and unpaid interest (and Special Interest), if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes issued under the indenture remain outstanding immediately after the occurrence of such redemption (excluding notes held by The Pantry and its Subsidiaries); and

(2)	the redemption occurs within 90 days of the date of the closing of such Public Equity Offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at The Pantry’s option prior to February 15, 2009.

On or after February 15, 2009, The Pantry may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	103.875%
2010	102.583%
2011	101.292%
2012 and thereafter	100.000%

Unless The Pantry defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Pantry is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require The Pantry to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, The Pantry will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, The Pantry will mail a notice to each holder of notes describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed pursuant to the procedures required by the indenture and described in such notice. The Pantry will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 (“Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, The Pantry will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, The Pantry will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by The Pantry.

The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder of notes a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 70 days following a Change of Control, The Pantry will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. The Pantry will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require The Pantry to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that The Pantry repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Pantry will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by The Pantry and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of The Pantry and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require The Pantry to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of The Pantry and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Pantry will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	The Pantry (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	the Fair Market Value is evidenced by a resolution of the Board of Directors set forth in an officer’s certificate delivered to the trustee; and

(3)	at least 75% of the consideration received in the Asset Sale by The Pantry or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on The Pantry’s most recent consolidated balance sheet, of The Pantry or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases The Pantry or such Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by The Pantry or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by The Pantry or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, The Pantry (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1)	to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	to acquire all or substantially all of the assets of, or the majority of the Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of The Pantry;

(3)	to make a capital expenditure; or

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, The Pantry may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10 million, within 30 days thereof, The Pantry will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the notes being purchased plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, The Pantry may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Pantry will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, The Pantry will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Pantry’s Credit Agreement prohibits The Pantry from purchasing any notes, imposes limitations on asset sales, and provides that any Change of Control under the indenture would constitute an event of default. Any future credit agreements or other agreements relating to Senior Debt to which The Pantry becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when The Pantry is prohibited from purchasing notes, The Pantry could seek the consent of certain of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If The Pantry does not obtain such a consent or repay such borrowings, The Pantry will remain prohibited from purchasing notes. In such case, The Pantry’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

The Pantry will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of The Pantry’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving The Pantry or any of its Restricted Subsidiaries) or to the direct or indirect holders of The Pantry’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of The Pantry and other than dividends or distributions payable to The Pantry or a Restricted Subsidiary of The Pantry);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving The Pantry) any Equity Interests of The Pantry;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of The Pantry or any Guarantor that is contractually subordinated to the notes or the Note Guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2)	The Pantry would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by The Pantry and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph) is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of The Pantry for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing on December 26, 2003 to the end of The Pantry’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate net proceeds, including the fair market value of the property other than cash, received by The Pantry since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of The Pantry (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of The Pantry that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of The Pantry); plus

(c)	without duplication, 100% of the sum of:

(I)	the aggregate amount returned in cash on or with respect to Restricted Investments made after the date of the indenture, whether through interest payments, principal payments, dividends or other distributions or payments;

(II)	the Net Proceeds received from the disposition of all or any portion of such Investments (other than to a Subsidiary of The Pantry); and

(III)	upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of such Subsidiary (valued in each case as provided in the definition of “Investment”);

provided, however, that the sum of clauses (I), (II) and (III) above will not exceed the aggregate amount of all such Investments made by The Pantry or any Restricted Subsidiary in the relevant Person or Unrestricted Subsidiary after the date of the indenture.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration, the dividend would have complied with the provisions of the indenture;

(2)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of The Pantry or any Restricted Subsidiary or of any Equity Interests of The Pantry in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of The Pantry) of, Equity Interests of The Pantry (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to The Pantry; provided, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the preceding paragraph;

(3)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of The Pantry or any Restricted Subsidiary that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of The Pantry to the holders of its Equity Interests on a pro rata basis;

(5)	the retirement of any shares of Disqualified Stock by conversion into, or by exchange for, shares of Disqualified Stock in an amount not in excess of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary) of other shares of Disqualified Stock;

(6)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of The Pantry or any Restricted Subsidiary of The Pantry held by any current or former officer, director or employee of The Pantry or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $2.5 million in any twelve-month period;

(7)	the provision of seller financing in the form of purchase money obligations in connection with sales of convenience stores and/or sites; provided, that the aggregate amount of such seller financing shall not exceed $20.0 million at any time outstanding;

(8)	the purchase or redemption of Indebtedness that ranks junior to the notes or Equity Interests utilizing any Net Cash Proceeds remaining after The Pantry has complied with the requirements of the covenants described above under the captions “—Repurchase at the Option of Holders—Asset Sales” and “—Change of Control;” and

(9)	other Restricted Payments in an aggregate principal amount not to exceed $20.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by The Pantry or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of The Pantry whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination (other than with respect to a Restricted Payment covered by clause (7) above) must be based upon an opinion or appraisal issued by an Independent Financial Advisor if the Fair Market Value exceeds $10.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Pantry will not, and will not permit any of its Restricted Subsidiaries to, directly, or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and The Pantry will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue preferred stock; provided, however, that The Pantry may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for The Pantry’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by The Pantry and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of The Pantry and its Restricted Subsidiaries thereunder) not to exceed (a) term Indebtedness of $345.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by The Pantry or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility and (b) revolving credit Indebtedness not to exceed the greater of (i) $70.0 million and (ii) the Borrowing Base from time to time, less the aggregate amount of all Net Proceeds of Asset Sales applied by The Pantry or any of its Restricted Subsidiaries to repay any revolving Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2)	the incurrence by The Pantry and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by The Pantry and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the Exchange Notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4)	the incurrence by The Pantry or any of its Guarantors of Indebtedness (including Capital Lease Obligations) incurred for the purpose of financing all or any part of the purchase price or the cost of design, construction, installation or improvement of property, plant or equipment or other assets used or useful in the business of The Pantry or any of its Restricted Subsidiaries (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets and whether such Indebtedness is owed to the seller or Person carrying out such construction or improvement or to any third party) in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (a) $35.0 million and (b) 10% of the Consolidated Net Tangible Assets of The Pantry and its Restricted Subsidiaries at any time outstanding;

(5)	the incurrence by The Pantry or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (9) of this paragraph;

(6)	the incurrence by The Pantry or any of its Restricted Subsidiaries of intercompany Indebtedness between or among The Pantry and any of its Restricted Subsidiaries; provided, however, that:

(a)	if The Pantry or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of The Pantry, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than The Pantry or a Restricted Subsidiary of The Pantry and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either The Pantry or a Restricted Subsidiary of The Pantry, will be deemed, in each case, to constitute an incurrence of such Indebtedness by The Pantry or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the incurrence by The Pantry or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(8)	the guarantee by The Pantry or any of the Guarantors of Indebtedness of The Pantry or a Restricted Subsidiary of The Pantry that was permitted to be incurred by another provision of this covenant; provided, that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(9)	the incurrence by The Pantry or the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (9), not to exceed $25.0 million;

(10)	the incurrence by The Pantry or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance, completion and surety bonds or guarantees, and similar types of obligations in the ordinary course of business;

(11)	the incurrence by The Pantry or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, so long as such Indebtedness is covered within five business days; and

(12)	the incurrence by The Pantry or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of property or assets, including, without limitation, shares of Capital Stock.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, The Pantry will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of The Pantry as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that The Pantry or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

No Layering of Debt

The Pantry will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of The Pantry and senior in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Note Guarantee. No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis.

Liens

The Pantry will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness or trade payables upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Pantry will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to The Pantry or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to The Pantry or any of its Restricted Subsidiaries;

(2)	make loans or advances to The Pantry or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to The Pantry or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided, that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in agreements in place on the date of the indenture;

(2)	the indenture, the notes and the Note Guarantees;

(3)	applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by The Pantry or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary non-assignment provisions in contracts, leases, and licenses entered into in the ordinary course of business;

(6)	obligations applicable to property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased, constructed, improved or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of The Pantry’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

The Pantry will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not The Pantry is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of The Pantry and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) The Pantry is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than The Pantry) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company, partnership or trust organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than The Pantry) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of The Pantry under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	The Pantry or the Person formed by or surviving any such consolidation or merger (if other than The Pantry), or to which such sale, assignment, transfer, conveyance or other disposition has been made would on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, The Pantry will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)	a merger of The Pantry with an Affiliate solely for the purpose of reincorporating The Pantry in another jurisdiction; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among The Pantry and its Restricted Subsidiaries.

Transactions with Affiliates

The Pantry will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of The Pantry (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to The Pantry or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by The Pantry or such Restricted Subsidiary with an unrelated Person; and

(2)	The Pantry delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of The Pantry set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of The Pantry; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to The Pantry or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an Independent Financial Advisor.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by The Pantry or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among The Pantry and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of The Pantry) that is an Affiliate of The Pantry solely because The Pantry owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of directors’ fees to Persons who are not otherwise Affiliates of The Pantry;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of The Pantry to Affiliates of The Pantry;

(6)	Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;” and

(7)	transactions pursuant to or contemplated by any agreement of The Pantry or any Restricted Subsidiary as in effect on the date of the indenture, or any amendment thereto or any replacement agreements so long as any such amendment or replacement agreement is not more disadvantageous to the holders in any material respect than the original agreement as in effect on the date of the indenture.

Additional Note Guarantees

If The Pantry or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided, however, this covenant shall not apply to any Subsidiary that has been properly designated as an Unrestricted Subsidiary in accordance with the covenant described under the subheading “—Designation of Restricted and Unrestricted Subsidiaries” for so long as it continues to constitute an Unrestricted Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of The Pantry may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by The Pantry and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under the definition of Permitted Investments, as determined by The Pantry. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of The Pantry may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of The Pantry as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of The Pantry as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” The Pantry will be in default of such covenant. The Board of Directors of The Pantry may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of The Pantry of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

The Pantry will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, The Pantry will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if The Pantry were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by The Pantry’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if The Pantry were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the SEC, The Pantry will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, The Pantry and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If, at any time, The Pantry is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, The Pantry will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Pantry will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept The Pantry’s filings for any reason, The Pantry will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if The Pantry were required to file those reports with the SEC.

If The Pantry has designated any of its Subsidiaries or any group of Subsidiaries, as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of The Pantry and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of The Pantry.

In addition, The Pantry and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest (including Special Interest) on the notes whether or not prohibited by the subordination provisions of the indenture;

(2)	default in payment when due of the principal of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

(3)	failure by The Pantry or any of its Restricted Subsidiaries to comply with the provisions described under the captions “Repurchase at the Option of Holders of Notes—Change of Control,” “Repurchase at the Option of Holders of Notes—Asset Sales” and “Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4)	failure by The Pantry or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other provisions described under the caption “Certain Covenants;”

(5)	failure by The Pantry or any of its Restricted Subsidiaries for 60 days after notice to comply with any of the other agreements in the indenture;

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by The Pantry or any of its Restricted Subsidiaries (or the payment of which is guaranteed by The Pantry or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay at final Stated Maturity principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its final Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(7)	failure by The Pantry or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 consecutive days;

(8)	except as permitted by the indenture, any Significant Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any such Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Significant Note Guarantee; and

(9)	certain events of bankruptcy or insolvency described in the indenture with respect to The Pantry or any of its Significant Restricted Subsidiaries.

In the case of an Event of Default described in clause (8) above, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of notes of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, holders of notes of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest and Special Interest, if any) if it determines that withholding notice is in their interest.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of notes of a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may on behalf of the holders of all of the notes rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of The Pantry with the intention of avoiding payment of the premium that The Pantry would have had to pay if The Pantry then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to February 15, 2009, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of The Pantry with the intention of avoiding the prohibition on redemption of the notes prior to, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Pantry is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, The Pantry is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of The Pantry or any Guarantor, as such, shall have any liability for any obligations of The Pantry or the Guarantors under the notes, the indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Pantry may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium or Special Interest, if any, on such notes when such payments are due from the trust referred to below;

(2)	The Pantry’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and The Pantry’s and the Guarantor’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, The Pantry may, at its option and at any time, elect to have the obligations of The Pantry and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	The Pantry must irrevocably deposit with the trustee, in trust, for the benefit of the holders of notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest or premium or Special Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and The Pantry must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, The Pantry shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) The Pantry has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, The Pantry has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which The Pantry or any Guarantor is a party or by which The Pantry or any Guarantor is bound;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which The Pantry or any of its Subsidiaries is a party or by which The Pantry or any of its Subsidiaries is bound;

(6)	The Pantry must deliver to the trustee an officers’ certificate stating that the deposit was not made by The Pantry with the intent of preferring the holders of notes over the other creditors of The Pantry with the intent of defeating, hindering, delaying or defrauding creditors of The Pantry or others; and

(7)	The Pantry must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Guarantees may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenant described above under the caption “—Repurchase at the Option of Holders of Notes”);

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium or Special Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders of Notes”);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 75% in aggregate principal amount of notes then outstanding.

Notwithstanding the preceding, without the consent of any holder of notes, The Pantry, the Guarantors and the trustee may amend or supplement the indenture or the notes or the Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of The Pantry’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of The Pantry’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7)	to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes; or

(9)	to evidence or provide for the acceptance of the appointment under the indenture of a successor trustee.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to The Pantry, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and The Pantry or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which The Pantry or any Guarantor is a party or by which The Pantry or any Guarantor is bound;

(3)	The Pantry or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	The Pantry has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, The Pantry must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of The Pantry or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder of notes has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to The Pantry, Inc., P.O. Box 1410, 1801 Douglas Drive, Sanford, North Carolina 27330-1410, Attention: Chief Financial Officer.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; provided, that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Asset Acquisition” means:

(1)	any transaction pursuant to which any Person shall become a Restricted Subsidiary of The Pantry or shall be consolidated or merged with The Pantry or any Restricted Subsidiary of The Pantry; or

(2)	the acquisition by The Pantry or any Restricted Subsidiary of The Pantry of assets of any Person comprising all or substantially all of the assets of such Person or of a division or line of business of such Person; provided, that the assets acquired are related, ancillary or complementary to the business of The Pantry and its Restricted Subsidiaries on the date of such acquisition.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided, that the sale, lease, conveyance or other disposition of all or substantially all of the assets of The Pantry and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of The Pantry’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $3.0 million;

(2)	a transfer of assets between or among The Pantry and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of The Pantry to The Pantry or to a Restricted Subsidiary of The Pantry;

(4)	the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	a transfer of properties or assets to another Person in a transaction in which: (i) at least 80% of the consideration received consists of properties or assets (other than cash) that will be used in the business of The Pantry or a Restricted Subsidiary; (ii) the aggregate Fair Market Value of the property or assets being transferred by The Pantry or such Restricted Subsidiary is not greater than the aggregate Fair Market Value of the property or assets received by The Pantry or such Restricted Subsidiary in such exchange; and (iii) the Fair Market Value is evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; provided, that the aggregate Fair Market Value of all property or assets transferred by The Pantry and any of its Restricted Subsidiaries in connection with such exchanges in any fiscal year shall not exceed $30 million; and

(7)	a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to the sum of: (1) 85% of the aggregate book value of all accounts receivable owned by The Pantry and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available that were not more than 180 days past due; and (2) 65% of the aggregate book value of all inventory owned The Pantry and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available, all calculated on a consolidated basis and in accordance with GAAP.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided, that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)	marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year from the date of acquisition, and having, at the time of acquisition, a credit rating of at least “A-1” from S&P or at least “P-1” from Moody’s;

(4)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(5)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper having the highest rating obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and

(7)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of The Pantry and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder;

(2)	the adoption of a plan relating to the liquidation or dissolution of The Pantry;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than a Permitted Holder, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of The Pantry, measured by voting power rather than number of shares;

(4)	any Person (including a Person’s Affiliates and associates) other than a Permitted Holder, becomes the Beneficial Owner, directly or indirectly, of more than 35% of the Voting Stock of The Pantry, measured by voting power rather than a number of shares, and the Permitted Holders beneficially own a lesser percentage of such Voting Stock than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of The Pantry’s Board of Directors;

(5)	the first day on which a majority of the members of the Board of Directors of The Pantry are not Continuing Directors; or

(6)	The Pantry consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, The Pantry, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of The Pantry or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of The Pantry outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Change of Control Offer” has the meaning set forth above under the caption “—Repurchase at the Option of Holders—Change of Control.”

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus (or in the case of clause 6 below, minus), without duplication, the following items to the extent deducted (or added) in computing Consolidated Net Income for such period:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale; plus

(2)	provision for taxes based on or by reference to income or profits of such Person and its Restricted Subsidiaries for such period; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period;

(5)	expenses and charges resulting from equity offerings, investments, mergers, recapitalizations, option buyouts, Dispositions, Asset Acquisitions and similar transactions; minus

(6)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of The Pantry will be added to Consolidated Net Income to compute Consolidated Cash Flow of The Pantry only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to The Pantry by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	non-cash expenses or charges arising from the grant, issuance or repricing of stock, stock options or other equity-based awards or any amendment, modification, substitution or change of any stock, stock options or other equity-based awards will be excluded; and

(5)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Consolidated Net Tangible Assets” means total assets after deducting:

(1)	all current liabilities;

(2)	any item representing investments in Unrestricted Subsidiaries; and

(3)	all goodwill, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles,

all as set forth on the most recent internal balance sheet of The Pantry and its consolidated Restricted Subsidiaries and computed in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of The Pantry who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, as amended, dated as of April 14, 2003, by and among The Pantry and inter alia Wachovia Bank, National Association, as Administrative Agent, providing for revolving credit and term loan borrowings and letters of credit, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified (in whole or in part, and without limitation as to amount, terms, covenants or other conditions), renewed, extended, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time whether (in whole or in part) with the same or other lenders.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities or financings, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified (in whole or in part, and without limitation as to amount, terms, covenants or other conditions), renewed, extended, refunded, replaced (whether upon or after termination or otherwise) or refinanced in whole or in part from time to time whether (in whole or in part) with the same or other lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Senior Debt” means:

(1)	any Indebtedness outstanding under the Credit Agreement; and

(2)	any other Senior Debt permitted under the indenture the principal amount of which is $10.0 million or more and that has been designated by The Pantry as “Designated Senior Debt.”

“Disposition” means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, or transfer, lease, conveyance or other disposition of all or substantially all of such Person’s assets or Capital Stock.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require The Pantry to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that The Pantry may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that The Pantry and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of The Pantry that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means all Indebtedness of The Pantry and its Restricted Subsidiaries (other than Indebtedness under any Credit Facility) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of The Pantry (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and any pro forma calculations shall be determined in good faith by the chief financial officer of The Pantry;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter reference period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter reference period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire reference period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non- cash interest payments, capitalized interest, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon, the amount of which shall be the portion of interest equal to the proportionate amount (if less than all) of such Indebtedness of such other Person so guaranteed or secured by such Lien; plus

(3)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of The Pantry (other than Disqualified Stock) or to The Pantry or a Restricted Subsidiary of The Pantry, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP;

less, to the extent included above, the amortization during such period of debt issuance and deferred financing costs, commissions and fees; provided, however, that the aggregate amount of amortization relating to such debt issuance and deferred financing costs, commissions and fees deducted in calculating Fixed Charges shall not exceed 3.5% of the aggregate amount of the financing giving rise to such debt issuance and deferred financing costs, commissions and fees.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1)	The Pantry’s current Domestic Subsidiaries; and

(2)	any other subsidiary that executes a Note Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), without duplication, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price (other than trade payables incurred in the ordinary course of business) of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person, to the extent, as applicable, of the amount of Indebtedness covered by such Guarantee, or the fair market value of the asset or assets subject to such Lien.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the judgment of the Board of Directors, qualified to perform the task for which it has been engaged.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees or other obligations), advances or capital contributions (excluding advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If The Pantry or any Subsidiary of The Pantry sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of The Pantry such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of The Pantry, The Pantry will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of The Pantry’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the last paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by The Pantry or any Subsidiary of The Pantry of a Person that holds an Investment in a third Person will be deemed to be an Investment by The Pantry or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the last paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (but not loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by The Pantry or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (2) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (5) all distributions and other payments required to be made to any Person owning a beneficial interest in assets subject to sale or minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, (6) any reserve, established in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by The Pantry or any Restricted Subsidiary of The Pantry after such Asset Sale, and (7) any reserves established in accordance with GAAP with respect to the purchase price adjustments or indemnification obligations relating to such Asset Sale or otherwise in connection with such Asset Sale.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither The Pantry nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness other than the notes of The Pantry or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

“Note Guarantee” means the Guarantee by each Guarantor of The Pantry’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means any business conducted by The Pantry or its Restricted Subsidiaries on the date of the indenture and any business related, ancillary or complimentary to, or a reasonable extension of, the business of The Pantry or its Restricted Subsidiaries on the date of the indenture.

“Permitted Holder” shall mean any member of the senior management of The Pantry and Freeman Spogli & Co. Incorporated, and any successor entity thereof or other entity controlled by the principals of Freeman Spogli & Co. Incorporated (other than any of its portfolio companies).

“Permitted Investments” means:

(1)	any Investment in The Pantry or in a Restricted Subsidiary of The Pantry that is a Guarantor;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by The Pantry or any Restricted Subsidiary of The Pantry in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of The Pantry and a Guarantor; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, The Pantry or a Restricted Subsidiary of The Pantry that is a Guarantor;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of The Pantry;

(6)	any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of The Pantry or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Hedging Obligations;

(8)	repurchases of the notes; and

(9)	other Investments in any Person other than an Affiliate of The Pantry having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (9) that are at the time outstanding, not to exceed $10 million.

“Permitted Junior Securities” means:

(1)	Equity Interests in The Pantry or any Guarantor; or

(2)	debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Guarantees are subordinated to Senior Debt under the indenture.

“Permitted Liens” means:

(1)	Liens securing Senior Debt of The Pantry or the Guarantors;

(2)	Liens in favor of The Pantry or any Guarantor;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with The Pantry or any Restricted Subsidiary of The Pantry; provided, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with The Pantry or the Restricted Subsidiary;

(4)	Liens on assets (including Capital Stock) existing at the time of acquisition of the assets by The Pantry or any Subsidiary of The Pantry; provided, that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness (and any proceeds thereof) and incurred within 180 days after the date of the acquisition, or the completion of the construction or improvement, thereof;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the notes (or the Note Guarantees) or payment obligations to the trustee;

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, and Liens securing reimbursement obligations in respect of letters of credit issued in the ordinary course of business, or to secure the performance of tenders, statutory obligations, indemnity, surety and appeal bonds, bids, leases, contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(14)	judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(15)	any interest or title of a lessor under any Capital Lease Obligation or operating lease; provided, that such Liens do not extend to any property or asset which is not leased property subject to such Capital Lease Obligation or operating lease;

(16)	unperfected Liens upon specific items of inventory or other goods purchased by The Pantry or its Restricted Subsidiaries in the ordinary course of business in favor of the vendors thereof;

(17)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods that are incurred in the ordinary course of business; and

(18)	Liens incurred in the ordinary course of business of The Pantry or any Restricted Subsidiary with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of The Pantry or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of The Pantry or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all customary expenses and premiums incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred either by The Pantry or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“preferred stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Public Equity Offering” means any public offering of Qualified Capital Stock of The Pantry.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Related Party” means:

(1)	any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of the Principal; or

(2)	any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of the Principal and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investments” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Senior Debt” means:

(1)	all Indebtedness of The Pantry or any Guarantor outstanding under Credit Facilities, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Note Guarantee and all Hedging Obligations with respect thereto;

(2)	any other Indebtedness of The Pantry or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Guarantee; and

(3)	all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1)	any liability for federal, state, local or other taxes owed or owing by The Pantry or any of its Restricted Subsidiaries;

(2)	any intercompany Indebtedness of The Pantry to any of its Restricted Subsidiaries;

(3)	any trade payables; or

(4)	the portion of any Indebtedness that is incurred in violation of the indenture.

“Significant Note Guarantee” means a Guarantee of the notes executed and delivered by a Significant Restricted Subsidiary.

“Significant Restricted Subsidiary” means any Restricted Subsidiary that would be a Significant Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Surviving Person” means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

“Unrestricted Subsidiary” means any Subsidiary of The Pantry that is designated by the Board of Directors of The Pantry as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with The Pantry or any Restricted Subsidiary of The Pantry unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to The Pantry or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of The Pantry;

(3)	is a Person with respect to which neither The Pantry nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of The Pantry or any of its Restricted Subsidiaries.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY; DELIVERY AND FORM

The exchange notes will be issued in the form of one or more fully registered notes in global form. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, the participants, or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the exchange notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, or we, at our option, notify the trustee in writing that it elects to cause the issuance of certified notes DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.

We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, or indirect participants.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, nor the trustee, will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC ceases to be a clearing agency registered under the Exchange Act, or is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with DTC’s rules and procedures in addition to those provided for under the indenture.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

General

The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the old notes and the exchange notes. Unless otherwise indicated, references in this discussion to the “notes” apply equally to the old notes and the exchange notes. This discussion is based on current provisions of the Internal Revenue Code of 1986, which we refer to as the Code, currently applicable Treasury Regulations, and judicial and administrative rulings and decisions. Legislative, judicial or administrative changes could alter or modify the statements and conclusions in this discussion. Any legislative, judicial or administrative changes or new interpretations may be retroactive and could affect the tax consequences to holders. In addition, we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel with respect to any tax consequences of purchasing, owning or disposing of the notes. Thus, we cannot assure you that the IRS would not successfully challenge one or more of the tax consequences or matters described here.

This discussion applies to holders who acquire the notes for cash at original issue for their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold to the public for cash), and hold the notes as capital assets. This discussion does not address all of the tax consequences relevant to a particular holder in light of that holder’s circumstances, and some holders may be subject to special tax rules and limitations not discussed below (e.g., banks and financial institutions, insurance companies, tax-exempt organizations, nonresident aliens subject to tax on expatriates under Section 877 of the Code, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” broker-dealers, securities traders who elect to mark their securities holdings to market, and persons who hold the notes as part of a hedge, straddle, “synthetic security,” or other integrated investment, risk reduction or constructive sale transaction). This discussion does not address any tax consequences under state, local or non-United States tax laws. Consequently, prospective investors are urged to consult their tax advisors to determine the United States federal, state, local and non-United States income, estate, and any other tax consequences of the purchase, ownership and disposition of the notes, including the application of any applicable tax treaties.

The tax consequences to a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that owns the notes depend in part on the status of the partner and the activities of the partnership. Such persons should consult their tax advisors regarding the consequences of any possible purchase, ownership or disposition of the notes.

We use the term “United States holder” to mean a beneficial owner of our notes who, or that, is any of the following:

•	a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States, or under the laws of the United States or of any state (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income tax, regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A non-United States holder is a beneficial owner of the notes who, or that, is not a United States holder.

United States Holders

Payments of Interest

If you are a United States holder, payments of stated interest on the notes generally will be taxable to you as ordinary income at the time you receive or accrue such interest, in accordance with your method of accounting for U.S. federal income tax purposes. In the event of a Registration Default, as described under “Description of Notes—Registration Rights; Special Interest,” we may be obligated to pay special interest on the notes. According to Treasury Regulations, the possibility that any such special interest payments will be made will not affect the amount of interest income you will recognize if there is only a remote chance as of the date the notes were issued that such payments will be made.

We believe that the likelihood that we will be obligated to make any such special interest payments on the notes is remote. Therefore, we do not intend to treat the potential payment of these amounts as part of the yield to maturity of any notes. Our determination that this contingency is remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a United States holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingency. In the event this contingency occurs, it would affect the amount and timing of the income you recognize. If any such amounts are in fact paid, you will be required to recognize such amounts as income.

Sale or Other Taxable Disposition of the Notes

If you are a United States holder, you will generally recognize gain or loss on the sale, exchange (other than for exchange notes pursuant to the Exchange Offer, for Certificated Notes, or pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount you realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest) and your adjusted tax basis in the note. Your adjusted basis in a note generally will be your cost for the note, less any principal payments you receive. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if you have held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

Exchange Offer

The exchange of the old notes for exchange notes pursuant to the exchange offer should not constitute a taxable exchange to you. As a result, (1) you should not recognize a taxable gain or loss as a result of exchanging your old notes, (2) your holding period for the exchange notes should include the holding period of the old notes exchanged therefor and (3) your adjusted tax basis of the exchange notes should be the same as the adjusted tax basis of the old notes exchanged therefor immediately before such exchange.

Backup Withholding

A United States holder may be subject to a backup withholding tax when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to this backup withholding tax if you are not otherwise exempt from withholding and you:

•	fail to furnish your taxpayer identification number, or TIN, which, if you are an individual, is ordinarily your social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you are a U.S. person, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

You should consult your tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and you may use amounts withheld as a credit against your U.S. federal income tax liability or may claim a refund as long as you timely provide certain information to the IRS.

Non-United States Holders

Payments of Interest

Subject to the discussion below concerning backup withholding, if you are a non-United States holder not engaged in a trade or business in the United States to which interest on a note is attributable (or, if you are subject to an income tax treaty with the United States, interest on the note is not attributable to a “permanent establishment” you have in the United States), you generally will not be subject to U.S. federal income tax or the U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate) on interest on a note unless:

•	you are a controlled foreign corporation that is related to us through stock ownership or is otherwise related as determined by Section 864(d)(4) of the Code;

•	you are a bank that receives interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; or

•	you actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock as determined under the Code and applicable Treasury Regulations.

In order for interest payments to you to qualify for the exemption from U.S. taxation described above, the last person or entity in the United States in the chain of interest payments to you (the “Withholding Agent”) must have received (in the year in which a payment of interest occurs or, generally, in any of the three preceding years) a statement that complies with IRS requirements and:

•	is signed by you under penalties of perjury;

•	certifies that you are not a U.S. person; and

•	provides your name and address.

The statement may be made on a Form W-8BEN, and you must inform the Withholding Agent of any change in the information on the statement within 30 days of the change. If you hold a note through a securities clearing organization or other financial institution, the organization or institution may provide a signed statement to the Withholding Agent certifying under penalties of perjury that the Form W-8BEN has been received by it from the holder or from another qualifying financial institution. However, in that case, the signed statement must be accompanied by a copy of the Form W-8BEN provided to the organization or institution holding the note on your behalf.

In addition, the Treasury Regulations permit the shifting of primary responsibility for withholding to “qualified intermediaries” (as defined below) acting on behalf of beneficial owners. A Withholding Agent is allowed to rely on a Form W-8IMY furnished by a “qualified intermediary” on behalf of one or more holders (or other intermediaries) without having to obtain the W-8BEN from the beneficial owner. “Qualified intermediaries” include: (1) foreign financial institutions or foreign clearing organizations (other than a U.S. branch or U.S. office of such institution or organization), or (2) foreign branches or offices of U.S. financial institutions or foreign branches or offices of U.S. clearing organizations, which, as to both (1) and (2), have entered into withholding agreements with the IRS. In addition to certain other requirements, qualified intermediaries must obtain withholding certificates, such as a Form W-8BEN, from each holder. We urge you to consult your own tax advisors about the specific methods available to satisfy IRS certification requirements.

Even if the above conditions are not met, you may be entitled to a reduction in or an exemption from withholding tax on interest received from the notes under a tax treaty between the United States and your country of residence. To claim such a reduction or exemption, you must generally complete Form W-8BEN and claim your right to a reduction or exemption on the form. To claim treaty benefits, you must obtain a U.S. taxpayer identification number and provide it on your Form W-8BEN. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

In the event of a Registration Default, as described under “Description of Notes—Registration Rights; Special Interest,” we will be obligated to pay special interest on the notes. Such payments may be treated as interest subject to the rules described above or as other income subject to the U.S. federal income and withholding tax. If you are subject to withholding tax on payments of additional interest, you should consult your tax advisor as to whether you can obtain a refund for all or a portion of the withholding tax.

Sale, Exchange or Disposition of the Notes

If you are a non-United States holder, any gain you may realize from the sale, exchange, redemption, retirement or other disposition of a note (other than amounts attributable to accrued interest, which will be taxable as such) generally will not result in U.S. federal income tax liability, unless (1) you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, (2) the gain is treated as effectively connected with a U.S. trade or business conducted by you or (3) if you are subject to an income tax treaty with the United States, the gain is attributable to a “permanent establishment” you have in the United States.

Non-United States Holders Engaged in a Trade or Business in the United States

If you are engaged in a trade or business in the United States and interest or gain from the disposition of the notes is effectively connected with the conduct of that trade or business, or if you are subject to an income tax treaty between the United States and your country of residence and you maintain a “permanent establishment” in the United States to which the interest or gain is attributable, you will be subject to United States federal income tax on that interest or gain on a net income basis in the same manner as if you were a United States holder. However, you will be exempt from the 30% withholding tax, provided certain certification and disclosure requirements discussed above under “—Payments of Interest” are satisfied. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of a portion of your effectively connected earnings and profits for the taxable year.

United States Federal Estate Tax

If you are not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes), your estate will not be subject to U.S. federal estate tax on the notes beneficially owned by you at the time of your death if you do not then actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of your death, payments with respect to the notes would not have been effectively connected with your conduct of a trade or business in the United States (or, if you are subject to an income tax treaty with the United States, attributable to your permanent establishment in the United States).

Backup Withholding and Information Reporting

Non-United States holders may be subject to backup withholding and information reporting on payments of principal and interest on a note, and on proceeds received from the disposition of a note. The backup withholding rate is currently 28%. Backup withholding tax will not apply to payments of principal and interest if the statement described above in “—Payments of Interest” is provided to the Withholding Agent, or you otherwise establish an exemption, provided, that the Withholding Agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The Withholding Agent will generally be required to report annually to the IRS and to each non-United States holder the amount of interest paid to, and the tax withheld, if any, from each non-United States holder.

If you sell notes at an office of a broker outside the United States, the proceeds of that sale will not be subject to backup withholding (absent the broker’s actual knowledge that you are a U.S. person). Information reporting (but not backup withholding) will apply, however, to a sale of notes effected at an office of a broker outside the United States if that broker:

•	is a U.S. person;

•	is a controlled foreign corporation for U.S. federal income tax purposes;

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business; or

•	is a foreign person who derives 50% or more of its gross income from the conduct of a U.S. trade or business for a specified three-year period,

unless the broker has in its records documentary evidence that you are a non-United States holder and other conditions are met (including that the broker has no actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption. Any amounts withheld from you under the backup withholding rules would be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which the issuer, the subsidiary or the initial purchasers are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note or an exchange note (or any interest therein), each purchaser and subsequent transferee of a note or an exchange note (or any interest therein) will be deemed to have represented and warranted that either (i) no portion of the assets used by such person to acquire and hold the notes or the exchange notes (or any interest therein) constitute assets of any Plan or (ii) the purchase and holding of the notes or exchange notes (or any interest therein) by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Law.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until            , 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters will be passed upon for The Pantry by Bingham McCutchen LLP, New York, New York. Certain partners and employees of Bingham McCutchen LLP are limited partners in partnerships that are limited partners of the Freeman Spogli investment funds that own equity interests of The Pantry.

EXPERTS

The consolidated financial statements of The Pantry, Inc. as of September 25, 2003 and September 26, 2002 and for each of the three fiscal years in the period ended September 25, 2003 included and incorporated by reference in this prospectus, and the related financial statement schedule for each of the three fiscal years in the period ended September 25, 2003 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph relating to the adoption of SFAS No. 143 on September 27, 2002, and the adoption of SFAS No. 142 on September 28, 2001), which are included and incorporated by reference herein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Golden Gallon® Group (indirect, wholly owned subsidiaries of Koninklijke Ahold N.V., or Royal Ahold) as of October 4, 2003, December 28, 2002 and December 29, 2001, and the related combined statements of income, Royal Ahold invested equity, and cash flows for the nine-months ended October 4, 2003 and the fiscal years ended December 28, 2002 and December 29, 2001, incorporated in this Prospectus by reference from Amendment No. 1 to the Current Report on Form 8-K under the Securities Exchange Act of 1934 of The Pantry, Inc. dated October 16, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs related to (i) numerous transactions with, and significant amounts receivable from, and payable to, related companies owned directly or indirectly by Royal Ahold and (ii) the adoption of SFAS No. 143 during the nine months ended October 4, 2003, and SFAS No. 142 in the fiscal year ended December 28, 2002), which is incorporated herein by reference and have been so included in reliance upon the report of such firm given upon their authority as experts on accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. We maintain a website at www.thepantry.com. The information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors and Shareholders of

The Pantry, Inc.

Sanford, North Carolina

We have audited the accompanying consolidated balance sheets of The Pantry, Inc. and subsidiaries (“The Pantry”) as of September 25, 2003 and September 26, 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended September 25, 2003. These financial statements are the responsibility of The Pantry’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pantry as of September 25, 2003 and September 26, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 25, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the consolidated financial statements, in 2003, The Pantry adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. Also, as discussed in Note 4 to the consolidated financial statements, in 2002, The Pantry adopted SFAS No. 142, Goodwill and Other Intangible Assets.

/S/ DELOITTE & TOUCHE LLP

Raleigh, North Carolina
December 4, 2003

THE PANTRY, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	September 25, 2003	September 26, 2002
ASSETS
Current assets:
Cash and cash equivalents	$72,901	$42,236
Receivables (net of allowance for doubtful accounts of $665 at September 25, 2003 and $159 at September 26, 2002)	30,423	34,316
Inventories (Note 2)	84,156	84,437
Prepaid expenses	6,326	3,499
Property held for sale	2,013	388
Deferred income taxes (Note 11)	4,334	1,414

Total current assets	200,153	166,290

Property and equipment, net (Notes 3, 9 and 12)	400,609	435,518

Other assets:
Goodwill (Note 4)	278,629	277,874
Deferred financing costs (net of accumulated amortization of $7,206 September 25, 2003 and $8,854 at September 26, 2002)	10,757	8,965
Environmental receivables (Note 13)	15,109	11,696
Other	8,908	9,355

Total other assets	313,403	307,890

Total assets	$914,165	$909,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt (Note 5)	$27,558	$43,255
Current maturities of capital lease obligations (Note 12)	1,375	1,521
Accounts payable	78,885	93,858
Accrued interest (Note 5)	11,924	13,175
Accrued compensation and related taxes	12,840	10,785
Other accrued taxes	16,510	17,463
Accrued insurance	12,293	9,687
Other accrued liabilities (Notes 6 and 13)	21,314	19,969

Total current liabilities	182,699	209,713

Long-term debt (Note 5)	470,011	460,920

Other liabilities:
Environmental reserves (Note 13)	13,823	13,285
Deferred income taxes (Note 11)	50,015	38,360
Deferred revenue (Note 13)	37,251	51,772
Capital lease obligations (Note 12)	15,779	15,381
Other noncurrent liabilities (Notes 6, 9 and 13)	15,922	5,063

Total other liabilities	132,790	123,861

Commitments and contingencies (Notes 4, 5, 12 and 13)
Shareholders’ equity (Notes 7 and 15):
Common stock, $.01 par value, 50,000,000 shares authorized; 18,107,597 and 18,107,597 issued and outstanding at September 25, 2003 and September 26, 2002, respectively (Note 15)	182	182
Additional paid-in capital	128,002	128,002
Shareholder loans	(173)	(708)
Accumulated other comprehensive deficit (net of deferred taxes of $432 at September 25, 2003 and $1,354 at September 26, 2002) (Note 7)	(690)	(2,112)
Accumulated earnings (deficit)	1,344	(10,160)

Total shareholders’ equity	128,665	115,204

Total liabilities and shareholders’ equity	$914,165	$909,698

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	September 25, 2003	September 26, 2002	September 27, 2001
	(52 weeks)	(52 weeks)	(52 weeks)
Revenues:
Merchandise sales	$1,008,902	$998,621	$968,614
Gasoline sales	1,740,662	1,470,732	1,652,725
Commissions	26,797	24,711	21,705

Total revenues	2,776,361	2,494,064	2,643,044

Cost of sales:
Merchandise	670,179	669,479	645,012
Gasoline	1,595,378	1,349,183	1,510,389

Total cost of sales	2,265,557	2,018,662	2,155,401

Gross profit	510,804	475,402	487,643

Operating expenses:
Operating, general and administrative expenses	385,570	367,299	364,134
Restructuring and other charges (Note 8)	—	—	4,771
Depreciation and amortization	54,403	54,251	63,545

Total operating expenses	439,973	421,550	432,450

Income from operations	70,831	53,852	55,193

Other income (expense):
Interest expense (Note 10)	(49,265)	(51,646)	(58,731)
Miscellaneous	2,805	728	1,753

Total other expense	(46,460)	(50,918)	(56,978)

Income (loss) before income taxes	24,371	2,934	(1,785)
Income tax expense (Note 11)	(9,385)	(1,130)	(871)

Income (loss) before cumulative effect adjustment	$14,986	$1,804	$(2,656)
Cumulative effect adjustment, net of tax (Note 9)	(3,482)	—	—

Net income (loss)	$11,504	$1,804	$(2,656)

Earnings (loss) per share (Note 17):
Basic:
Income (loss) before cumulative effect adjustment	$0.83	$0.10	$(0.15)
Cumulative effect adjustment	(0.19)	—	—

Income (loss)	$0.64	$0.10	$(0.15)

Diluted:
Income (loss) before cumulative effect adjustment	$0.82	$0.10	$(0.15)
Cumulative effect adjustment	(0.19)	—	—

Income (loss)	$0.63	$0.10	$(0.15)

The accompanying notes are an integral part of these consolidated financial statements.

THE PANTRY, INC.

CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY

(Shares and dollars in thousands)

	Common Stock		Additional Paid-in Capital	Shareholder Loans	Accumulated Comprehensive Deficit	Accumulated Earnings (Deficit)	Total
	Shares	Par Value
Balance at September 29, 2000	18,111	$182	$128,018	$(912)	—	$(9,308)	$117,980
Comprehensive loss, net of tax:
Net loss						(2,656)	(2,656)
Unrealized losses on qualifying cash flow hedges	—	—	—	—	(3,920)	—	(3,920)
Cumulative effect of adoption of SFAS No. 133	—	—	—	—	98	—	98

Comprehensive loss	—	—	—	—	(3,822)	(2,656)	(6,478)
Cumulative effect of change in accounting principal	—	—	—	—	(461)	—	(461)
Repayment of shareholder loans	—	—	—	75	—	—	75
Share repurchase	(4)	(1)	(43)	—	—	—	(44)
Exercise of stock options	8	1	68	—	—	—	69

Balance, September 27, 2001	18,115	182	128,043	(837)	(4,283)	(11,964)	111,141
Comprehensive income, net of tax:
Net income	—	—	—	—	—	1,804	1,804
Unrealized gains on qualifying cash flow hedges	—	—	—	—	1,966	—	1,966
Cumulative effect of adoption of SFAS No. 133	—	—	—	—	205	—	205

Comprehensive income	—	—	—	—	2,171	1,804	3,975
Share repurchase	(7)	—	(41)	41	—	—	—
Repayment of shareholder loans	—	—	—	88	—	—	88

Balance, September 26, 2002	18,108	182	128,002	(708)	(2,112)	(10,160)	115,204
Comprehensive income, net of tax:
Net income	—	—	—	—	—	11,504	11,504
Unrealized gains on qualifying cash flow hedges	—	—	—	—	1,264	—	1,264
Cumulative effect of adoption of SFAS No. 133	—	—	—	—	158	—	158

Comprehensive income	—	—	—	—	1,422	11,504	12,926
Repayment of shareholder loans	—	—	—	535	—	—	535

Balance, September 25, 2003	18,108	$182	$128,002	$(173)	$(690)	$1,344	$128,665

The accompanying notes are an integral part of these consolidated financial statements.

THE PANTRY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended
	September 25, 2003	September 26, 2002	September 27, 2001
	(52 weeks)	(52 weeks)	(52 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,504	$1,804	$(2,656)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	57,013	54,251	63,545
Provision for deferred income taxes	9,385	1,130	871
Loss on extinguishment of debt	2,888	—	—
Loss on sale of property and equipment	2,051	601	131
Impairment of long-lived assets	1,850	383	2,298
Fair market value change in non-qualifying derivatives	(3,381)	926	4,244
Provision for closed stores	2,469	2,073	1,919
Cumulative effect of change in accounting principle	3,482	—	—
Amortization of long-term debt discount	529	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Receivables	563	(5,085)	(4,860)
Inventories	281	(2,705)	9,469
Prepaid expenses	(2,818)	(43)	2,121
Other noncurrent assets	178	370	3,048
Accounts payable	(14,973)	(311)	(7,762)
Other current liabilities and accrued expenses	9,532	12,688	1,194
Reserves for environmental expenses	538	1,078	(1,859)
Other noncurrent liabilities	(12,827)	(13,176)	4,999

Net cash provided by operating activities	68,264	53,984	76,702

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property held for sale	(2,761)	(5,006)	(1,637)
Additions to property and equipment	(25,470)	(26,506)	(43,582)
Proceeds from sale lease-back transactions	2,306	6,208	3,504
Proceeds from sale of property and equipment	5,367	5,503	3,761
Acquisitions of related businesses, net of cash acquired	(1,799)	(512)	(55,993)

Net cash used in investing activities	(22,357)	(20,313)	(93,947)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal repayments under capital leases	(1,383)	(1,199)	(2,070)
Principal repayments of long-term debt	(306,577)	(40,000)	(23,487)
Proceeds from issuance of long-term debt	299,440	—	40,037
Proceeds from exercise of stock options, net of repurchases	—	(41)	25
Repayment of shareholder loans	535	129	75
Other financing costs	(7,257)	(935)	(78)

Net cash provided by (used in) financing activities	(15,242)	(42,046)	14,502

Net increase (decrease)	30,665	(8,375)	(2,743)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	42,236	50,611	53,354

CASH AND CASH EQUIVALENTS AT END OF YEAR	$72,901	$42,236	$50,611

The accompanying notes are an integral part of these consolidated financial statements.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW

(Dollars in thousands)

	Year Ended
	September 25, 2003	September 26, 2002	September 27, 2001
Cash paid (refunded) during the year:
Interest	$51,469	$50,556	$55,374

Taxes	$(214)	$(3,708)	$1,066

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES

During fiscal 2003, 2002 and 2001, The Pantry financed certain capital expenditures totaling $1.9 million, $2.7 million and $3.5 million respectively, through the issuance of capital leases.

NOTE 1—HISTORY OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Pantry

The consolidated financial statements include the accounts of The Pantry, Inc. (the “Company” or “The Pantry”) and its wholly-owned subsidiaries. Transactions and balances of each of these wholly-owned subsidiaries are also immaterial to the consolidated financial statements. All intercompany transactions and balances have been eliminated in consolidation. The Pantry owns and operates 1,259 convenience stores in Florida (477), North Carolina (329), South Carolina (240), Georgia (56), Mississippi (53), Kentucky (38), Virginia (30), Indiana (14), Tennessee (14), and Louisiana (8).

During fiscal 1996, Freeman Spogli & Co. (“Freeman Spogli”) acquired a controlling interest in the Company through a series of transactions which included the purchase of common stock from certain stockholders and the purchase of newly issued common and preferred stock. During fiscal 1997 and 1998, the Company issued additional shares of common and preferred stock to existing stockholders and certain directors and executives of the Company. As of September 25, 2003, Freeman Spogli owns 11,815,538 shares of common stock and warrants to purchase 2,346,000 shares of common stock, which represents beneficial ownership of approximately 69.2% of our outstanding shares, including shares underlying warrants.

On June 8, 1999, we offered and sold 6,250,000 shares of our common stock in our initial public offering (the “IPO”). The initial offering price was $13.00 per share and the Company received $75.6 million in net proceeds, before expenses. The net proceeds were used (i) to repay $19.0 million in indebtedness under the senior credit facility; (ii) to redeem $17.5 million in outstanding preferred stock and (iii) to pay accrued dividends on the preferred stock of $6.5 million. Of the remaining $32.6 million, $30.2 million was used to fund acquisitions closed during the fourth quarter of fiscal 1999 and $2.4 million was reserved to pay fees and expenses associated with the IPO.

Accounting Period

The Pantry operates on a 52 or 53 week fiscal year ending on the last Thursday in September. Each of the three years presented contained 52 weeks.

Acquisition Accounting

Generally, our acquisitions are accounted for under the purchase method of accounting whereby purchase price is allocated to assets acquired and liabilities assumed based on fair value. Excess of purchase price over fair value of net assets acquired is recorded as goodwill. Accordingly, the Consolidated Statement of Operations for the fiscal years presented includes the results of operations for each of the acquisitions from the date of acquisition only.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method for merchandise inventories and using the first-in, first-out method for gasoline inventories.

Property Held for Sale

Property is classified as current assets when management’s intent is to sell these assets in the ensuing fiscal year and is recorded at the lower of cost or fair value less cost to sell. We attempt to identify third parties with which to enter into sale-leaseback transactions prior to developing new stores in order to minimize our capital outlays. If the Company identifies a store as one that it will attempt to enter into a sale-leaseback transaction prior to developing a new store or if it is able to enter into such a transaction for its existing stores, the property is classified as held for sale. These assets primarily consist of land and buildings.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is provided primarily by the straight-line method over the estimated useful lives of the assets for financial statement purposes and by accelerated methods for income tax purposes.

Estimated useful lives for financial statement purposes are as follows:

Buildings	20 to 33½ years
Equipment, furniture and fixtures	3 to 30 years
Automobiles	3 to 5 years

Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Leased buildings capitalized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, Accounting for Leases, are recorded at the lesser of fair value or the discounted present value of future lease payments at the inception of the leases. Amounts capitalized are amortized over the estimated useful lives of the assets or terms of the leases (generally 5 to 20 years) using the straight-line method.

Goodwill

We have adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, which requires allocating goodwill to each reporting unit and testing for impairment using a two-step approach. Based on our current reporting structure, we have determined that we operate as one reporting unit and therefore have assigned goodwill at the enterprise level. Fair value is measured using a valuation based on market multiples, comparable transactions and discounted cash flow methodologies. The goodwill impairment test is performed annually or whenever an event has occurred that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For future valuation, should the enterprise carrying value exceed the estimated fair market value we would have to perform additional valuations to determine if any goodwill impairment exists. Any impairment recognized will be recorded as a component of operating expenses. See Note 4.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When an evaluation is required, the projected future undiscounted cash flows are compared to the carrying value of the long-lived assets, including an allocation of goodwill if appropriate, to determine if a write-down to fair value is required. We recorded a provision of approximately $1.9 million, $383 thousand and $2.3 million for asset impairments for certain real estate, leasehold improvements and store and gasoline equipment at certain underperforming stores for fiscal 2003, 2002 and 2001, respectively. We record asset impairment as a component of operating, general and administrative expenses.

Revenue Recognition

Revenues from the Company’s three primary product categories, gasoline, merchandise and commissions, are recognized at the point of sale. The Company derives commission revenues from lottery ticket sales, money orders, car washes, public telephones, amusement and video gaming and other ancillary product and service offerings.

Cost of Goods Sold

The primary components of cost of sales are gasoline, merchandise, repairs and maintenance of customer delivery equipment (e.g. gasoline dispensers) and franchise fees for branded fast food service less vendor allowances and rebates. Vendor allowances and rebates are amortized into cost of sales in accordance with vendor agreements.

Operating, General and Administrative Expenses

The primary components of operating, general and administrative expenses are store labor, store occupancy, operations management and administrative personnel, insurance, and other corporate costs necessary to operate the business.

Deferred Financing Cost

Deferred financing cost represents expenses related to issuing The Pantry’s long-term debt, obtaining its lines of credit and obtaining lease financing. See Note 5—Long-Term Debt and Note 12—Leases. Such amounts are being amortized over the remaining term of the respective financing and are included in interest expense.

Vendor Allowances, Rebates and Other Vendor Payments

The Company receives payments for vendor allowances, volume rebates and other supply arrangements in connection with various programs. The Company’s accounting practices with regard to some of its most significant arrangements are discussed as follows.

•	Vendor allowances for price markdowns are credited to cost of sales during the period in which the related markdown was taken and charged to cost of sales.

•	Store imaging allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement. Store imaging includes signage, canopies, and other types of branding as defined in the Company’s gasoline contracts.

•	Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized when realization is probable and reasonably estimable, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment.

•	Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company’s stores are recorded as a reduction of cost of sales over the period covered by the agreement.

Some of these typical vendor rebate, credit and promotional allowance arrangements require that the Company make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, and the duration of carrying a specified product. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

The amounts recorded against cost of sales were $92.6 million, $96.6 million and $81.2 million for fiscal 2003, 2002 and 2001, respectively.

Environmental Costs

The Pantry accounts for the cost incurred to comply with federal and state environmental regulations as follows:

•	Environmental reserves reflected in the financial statements are based on internal and external estimates of the costs to remediate sites relating to the operation of underground storage tanks. Factors considered in the estimates of the reserve are the expected cost to remediate each contaminated site and the estimated length of time to remediate each site.

•	Future remediation costs for amounts of deductibles under, or amounts not covered by, state trust fund programs and third party insurance arrangements and for which the timing of payments can be reasonably estimated are discounted using a ten-percent rate. All other environmental costs are provided for on an undiscounted basis.

•	Amounts which are probable of reimbursement under state trust fund programs or third party insurers, based on The Pantry’s experience, are recognized as receivables and are expected to be collected within a period of twelve to eighteen months after the reimbursement claim has been submitted. These receivables exclude all deductibles and an estimate for uncollectible reimbursements. The Pantry’s reimbursement experience exceeds a 95% collection rate. The adequacy of the liability and uncollectible receivable reserve is evaluated quarterly and adjustments are made based on updated experience at existing sites, newly identified sites and changes in governmental policy.

•	Annual fees for tank registration and environmental compliance testing are expensed as incurred.

•	Expenditures for upgrading tank systems including corrosion protection, installation of leak detectors and overfill/spill devices are capitalized and depreciated over the remaining useful life of the asset or the respective lease term, whichever is less.

Income Taxes

All operations of The Pantry and its subsidiaries are included in a consolidated Federal income tax return. Pursuant to SFAS No. 109, Accounting for Income Taxes, The Pantry recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial statement carrying amounts and the related tax basis.

Excise and Use Taxes

The Pantry collects and remits various federal and state excise taxes on petroleum products. Gasoline sales and cost of sales included excise taxes of approximately $497.6 million, $471.9 million, and $450.2 million for fiscal 2003, 2002 and 2001, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was approximately $2.1 million, $1.8 million and $2.0 million for fiscal 2003, 2002 and 2001, respectively.

Stock-Based Compensation

The Company’s stock option plans are described more fully in Note 16. The Company accounts for stock options under the intrinsic value method recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	2003	2002	2001
Net income (loss) (in thousands):
As reported	$11,504	$1,804	$(2,656)
Deduct—Total stock-based compensation expense determined under fair value method for all awards, net of tax	(287)	(278)	(234)

Pro forma	$11,217	$1,526	$(2,890)

Basic earnings (loss) per share:
As reported	$0.64	$0.10	$(0.15)
Pro forma	$0.62	$0.08	$(0.16)
Diluted earnings (loss) per share:
As reported	$0.63	$0.10	$(0.15)
Pro forma	$0.61	$0.08	$(0.16)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Weighted-average grant date fair value	$0.87	$1.71	$3.93
Weighted-average expected lives (years)	2.00	2.00	2.00
Weighted-average grant date fair value-exercise price equals market price	$0.87	$1.71	$3.93
Weighted-average grant date fair value-exercise price greater than market price	—	—	—
Risk-free interest rate	1.8%	3.0%	4.9%
Expected volatility	70%	60%	66%
Dividend yield	0.00%	0.00%	0.00%

Due to the factors (assumptions) described above, the above pro forma disclosures are not necessarily representative of pro forma effects on reported net income for future years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Segment Reporting

The Pantry provides segment reporting in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise’s business segments and related disclosures about its products, services, geographic areas and major customers. The Pantry operates in one operating segment. The Company’s chief operating decision maker believes the Company operates in one segment due to the following: the sales of both gasoline and merchandise are interrelated, the target customers are the same for all products, and the Company’s stores are homogeneous in product offerings.

Reclassifications

Certain amounts in the fiscal 2002 and 2001 consolidated financial statements have been reclassified to conform to the fiscal 2003 presentation.

Recently Adopted Accounting Standards

Effective December 27, 2002, we adopted the provisions of Emerging Issues Task Force (“EITF”) No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. EITF 02-16 requires that certain cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement. However, that presumption is overcome if certain criteria are met. If the presumption is overcome, the consideration would be presented as revenue if it represents a payment for goods or services provided by the reseller to the vendor, or as an offset to an expense if it represents a reimbursement of a cost incurred by the reseller. The adoption of EITF 02-16 did not have a material impact on our results of operations or classification of expenses.

Effective December 27, 2002, we adopted the provisions of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The adoption of SFAS No. 146 did not have a material impact on our results of operations and financial condition.

Effective September 27, 2002, we adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 requires us to recognize an estimated liability associated with the removal of our underground storage tanks. See Note 9 for a discussion of our adoption of SFAS No. 143.

Effective September 27, 2002, we adopted the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and Accounting Principles Board No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and how the results of a discontinued operation are to be measured and presented. The adoption of SFAS No. 144 did not have a material impact on our results of operations or financial condition.

Effective September 27, 2002, we adopted the provisions of SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. SFAS No. 145 also rescinds and amends other existing authoritative pronouncements. This statement eliminates SFAS No. 4 and, thus, the exception to applying APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“Opinion 30”), to all gains and losses related to extinguishments of debt. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Opinion 30. See Note 5 for our discussion on our debt extinguishment.

Effective September 27, 2002, we adopted the provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation. This statement was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We are following the disclosure requirements of SFAS No. 148 in our 2003 consolidated financial statements.

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation addresses the disclosure requirements for guarantees and indemnification agreements entered into by an entity. FIN 45 requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions of FIN 45 for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 15, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees that were issued before initial application of FIN 45 are not required to be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The adoption of FIN 45 did not have a material impact on our results of operations and financial condition.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, to provide clarification on the meaning of an underlying derivative, the characteristics of a derivative that contains financing components and the meaning of an initial investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. In addition, all provisions of this statement should be applied prospectively. The provisions of this statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The adoption of SFAS No. 149 did not have a material impact on our results of operations and financial condition.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, thus the Company adopted the provisions of SFAS No. 150 for its fourth quarter beginning June 27, 2003. The adoption of this SFAS No. 150 did not have a material impact on our results of operations and financial condition.

Recently Issued Accounting Standards Not Yet Adopted

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51. This interpretation provides guidance related to identifying variable interest entities (previously known as special purpose entities or SPEs) and determining whether such entities should be consolidated. Certain disclosures are required if it is reasonably possible that a company will consolidate or disclose information about a variable interest entity when it initially applies FIN 46. This interpretation will be effective for the Company’s first quarter beginning September 26, 2003. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN 46 will not have any impact on our results of operations and financial condition. However, if the Company enters into any such arrangement with a variable interest entity in the future (or an entity with which we currently have a relationship is reconsidered based on guidance in FIN 46 to be a variable interest entity), the Company’s results of operations and financial condition will be impacted.

Change in Accounting Estimate

Effective March 28, 2003 we accelerated the depreciation on certain assets related to our gasoline and store branding. These changes were the result of our gasoline brand consolidation project which will result in either updating or changing the image of the majority of our stores within the next two years. Accordingly, we reassessed the remaining useful lives of these assets based on our plans and recorded an increase in depreciation expense of $3.4 million. This additional expense had an impact on net income of $2.1 million and reduced earning per share – basic and diluted by $0.11 per share.

NOTE 2—INVENTORIES:

At September 25, 2003 and September 26, 2002, inventories consisted of the following (in thousands):

	2003	2002
Inventories at FIFO cost:
Merchandise	$74,483	$79,535
Gasoline	20,996	21,669

	95,479	101,204
Less adjustment to LIFO cost:
Merchandise	(11,323)	(16,767)

Inventories at LIFO cost	$84,156	$84,437

The positive effect on cost of sales of LIFO inventory liquidations was $1.2 million, $692 thousand and $2.2 million for fiscal 2003, 2002 and 2001, respectively.

NOTE 3—PROPERTY AND EQUIPMENT:

At September 25, 2003 and September 26, 2002, property and equipment consisted of the following (in thousands):

	2003	2002
Land	$78,586	$81,653
Buildings	138,857	140,793
Equipment	387,502	373,243
Leasehold improvements	72,221	69,294
Construction in progress	10,460	11,643

	687,626	676,626
Less—accumulated depreciation and amortization	(287,017)	(241,108)

Property and equipment, net	$400,609	$435,518

NOTE 4—GOODWILL AND OTHER INTANGIBLE ASSETS:

Effective September 28, 2001, we adopted the provisions of SFAS No. 142 and as a result, our goodwill asset is no longer amortized but reviewed at least annually for impairment. Other intangible assets will continue to be amortized over their useful lives. We determined that we operate in one reporting unit based on the current reporting structure and have thus assigned goodwill at the enterprise level.

During the quarter ended March 27, 2003, we changed the date of our annual goodwill impairment test to the last day of our monthly period ending in January. We selected our period ending in January to perform our annual goodwill impairment test because we believe such date represents the end of our annual seasonal business cycle. Typically, our business increases during warmer weather months in the southeastern United States and extends to the holiday season, which ends within our second fiscal quarter. We believe that the change will not delay, accelerate or avoid an impairment charge. Accordingly, we believe that the accounting change described above is to an alternative date which is preferable under the circumstances.

We completed our annual goodwill impairment test as of January 23, 2003 by comparing the enterprise fair value to its carrying or book value. This valuation indicated an aggregate fair value in excess of our book value; therefore, we have determined that no impairment existed. Fair value was measured using a valuation by an independent third party as of January 23, 2003, which was based on market multiples, comparable transactions and discounted cash flow methodologies. We utilized an independent valuation to determine our fair value rather than our market capitalization, as we believe our market capitalization may not be representative of the fair value of the Company because two institutions own approximately 84% of our outstanding common stock.

On an ongoing basis, we will perform an annual goodwill impairment test at the end of January. At least quarterly, we will analyze whether an event has occurred that would more likely than not reduce our enterprise fair value below its carrying amount and, if necessary, we will perform a goodwill impairment test between the annual dates. Impairment adjustments recognized after adoption, if any, will be recognized as operating expenses.

Other intangible assets consist of noncompete agreements with a carrying value of $6.6 million and $7.2 million at September 25, 2003 and September 26, 2002, respectively, net of accumulated amortization of $2.4 million and $1.8 million, respectively. Amortization expense was $626 thousand, $725 thousand and $665 thousand for fiscal 2003, 2002 and 2001, respectively. The weighted average amortization period of all noncompete agreements is 29.2 years. Estimated amortization expense for each of the five fiscal years following September 25, 2003 and thereafter is: $428 thousand in fiscal 2004; $351 thousand in fiscal 2005; $305 thousand in fiscal 2006; $206 thousand in fiscal 2007; $197 thousand in fiscal 2008 and $5.1 million thereafter. Noncompete agreements are classified in other noncurrent assets in the accompanying audited consolidated balance sheets.

The following information presents a summary of consolidated results of operations as if we adopted the provisions of SFAS No. 142 at the beginning of the fiscal year for each of the periods presented (amounts in thousands, except per share data):

	2003	2002	2001
Net income (loss)	$11,504	$1,804	$(2,656)
Goodwill amortization, net	—	—	5,846

Adjusted net income	$11,504	$1,804	$3,190

Adjusted earnings (loss) per share—basic:
Net income (loss)	$0.64	$0.10	$(0.15)
Goodwill amortization, net	—	—	0.32

Adjusted net income per share-basic	$0.64	$0.10	$0.17

Adjusted earnings (loss) per share—diluted:
Net income (loss)	$0.63	$0.10	$(0.15)
Goodwill amortization, net	—	—	0.32

Adjusted net income per share-diluted	$0.63	$0.10	$0.17

NOTE 5—LONG-TERM DEBT:

Long-term debt consisted of the following (amounts in thousands):

	September 25, 2003	September 26, 2002
Senior subordinated notes payable; due October 15, 2007; interest payable semi-annually at 10.25%	$200,000	$200,000
Tranche A term loan; interest payable monthly at LIBOR plus 3.5%	—	26,906
Tranche B term loan; interest payable monthly at LIBOR plus 4.0%	—	176,185
Tranche C term loan; interest payable monthly at LIBOR plus 4.25%	—	73,125
Acquisition term loan; interest payable monthly at LIBOR plus 3.5%	—	27,500
First lien term loan; interest payable monthly at LIBOR plus 4.25%; principal due in quarterly installments through March 31, 2007, net of unamortized original issue discount of $3,347	247,153	—
Second lien term loan; interest payable monthly at LIBOR plus 6.5%; principal due in full on March 31, 2007, net of unamortized original issue discount of $682	50,318	—
Notes payable to McLane Company, Inc.; paid in full	—	297
Other notes payable; various interest rates and maturity dates	98	162

Total long-term debt	497,569	504,175
Less—current maturities	(27,558)	(43,255)

Long-term debt, net of current maturities	$470,011	$460,920

On April 14, 2003, we entered into a new senior secured credit facility, which consisted of a $253.0 million first lien term loan, a $51.0 million second lien term loan and a $52.0 million revolving credit facility, each maturing March 31, 2007. Proceeds from the new senior secured credit facility were used to repay all amounts outstanding under the previously existing senior credit facility and loan origination costs. The term loans were issued with an original issue discount of $4.6 million, which will be amortized over the life of the agreement, using the effective interest method. In connection with the refinancing, we recorded a non-cash charge of approximately $2.9 million related to the write-off of deferred financing costs associated with the previous credit facility and is included in operating, general and administrative expenses.

At September 25, 2003, our senior credit facility consists of a $52.0 million revolving credit facility, which expires March 31, 2007 and bears interest at a rate of LIBOR plus 4.25%, and $297.5 million in outstanding term loans. Our revolving credit facility is available for working capital financing, general corporate purposes and issuing commercial and standby letters of credit. As of September 25, 2003, there were no outstanding borrowings under the revolving credit facility and we had approximately $30.0 million of standby letters of credit issued under the facility. Therefore, we had approximately $22.0 million in available borrowing capacity. Furthermore, the revolving credit facility limits our total outstanding letters of credit to $45.0 million. The LIBOR associated with our senior credit facility resets periodically and has certain LIBOR floors. As of September 25, 2003, the effective LIBOR rate was 1.75% for the first lien term loan and 1.50% for the second lien term loan.

The senior secured credit facility contains various restrictive covenants including a minimum EBITDA, maximum leverage ratio, minimum fixed charge coverage, maximum capital expenditures as well as other customary covenants, representations and warranties and events of default. At September 25, 2003, we were in compliance with all covenants and restrictions related to all outstanding borrowings. Substantially all of our net assets are restricted as to payment of dividends and distributions.

Subsequent to September 25, 2003, we entered into an amendment to our senior credit facility to increase the borrowings under the first lien term loan by $80.0 million. The proceeds from the term loan were used to fund the Golden Gallon® acquisition. See Note 19 – Subsequent Events. Also, subsequent to September 25, 2003, we increased the availability under our revolving credit facility by $4.0 million to $56.0. As of December 1, 2003 there were no borrowings outstanding under this facility and $30.0 million of standby letters of credit issued under the facility.

The remaining annual maturities of our long-term debt are as follows (amounts in thousands):

Year Ended September:
2004	$27,558
2005	16,029
2006	25,260
2007	232,751
2008	200,000
Thereafter	—

Total principal payments	$501,598
Less: Original issue discount	(4,029)

Total long-term debt—net	$497,569

The fair value of our indebtedness approximated $509.2 million at September 25, 2003.

NOTE 6—DERIVATIVE FINANCIAL INSTRUMENTS:

We enter into interest rate swap agreements to modify the interest rate characteristics of our outstanding long-term debt and have designated each qualifying instrument as a cash flow hedge. We formally document our hedge relationships, including identifying the hedge instruments and hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. At hedge inception, and at least quarterly thereafter, the Company assesses whether derivatives used to hedge transactions are highly effective in offsetting changes in the cash flow of the hedged item. We measure effectiveness by the ability of the interest rate swaps to offset cash flows associated with changes in the variable LIBOR rate associated with our term loan facilities using the hypothetical derivative method. To the extent there is any hedge ineffectiveness, changes in fair value are recorded as a component of other comprehensive income (loss). To the extent the instruments are considered ineffective, any changes in fair value relating to the ineffective portion are immediately recognized in earnings (interest expense). When it is determined that a derivative ceases to be a highly effective hedge, we discontinue hedge accounting, and subsequent changes in fair value of the hedge instrument are recognized in earnings. Interest income (expense) was $3.4 million, $(926) thousand and $(4.2) million for fiscal 2003, 2002 and 2001, respectively, for the mark-to-market adjustment of those instruments that do not qualify for hedge accounting.

The fair values of our interest rate swaps are obtained from dealer quotes. These values represent the estimated amount we would receive or pay to terminate the agreement taking into consideration the difference between the contract rate of interest and rates currently quoted for agreements of similar terms and maturities. At September 25, 2003, other accrued liabilities and other noncurrent liabilities include derivative liabilities of $1.5 million and $1.4 million, respectively. At September 26, 2002, other accrued liabilities and other noncurrent liabilities include derivative liabilities of $699 thousand and $7.9 million, respectively. Cash flow hedges at September 25, 2003 have various settlement dates, the latest of which are April 2006 interest rate swaps.

NOTE 7—COMPREHENSIVE INCOME:

The components of accumulated other comprehensive deficit, net of related taxes, are as follows (amounts in thousands):

	2003	2002
Cumulative effect of adoption of SFAS No. 133 (net of related taxes of $0 and $93, respectively)	$—	$(158)
Unrealized losses on qualifying cash flow hedges (net of related taxes of $432 and $1,261, respectively)	(690)	(1,954)

Accumulated other comprehensive deficit	$(690)	$(2,112)

The components of comprehensive income, net of related taxes, for the periods presented are as follows (amounts in thousands):

	2003	2002	2001
Cumulative effect of adoption of SFAS No. 133 (net of deferred taxes of $93, $135 and $61, respectively)	$158	$205	$98
Net unrealized gains (losses) on qualifying cash flow hedges (net of deferred taxes of $708, $1,292 and $(2,553), respectively)	1,264	1,966	(3,920)

Other comprehensive income (loss)	$1,422	$2,171	$(3,822)

The components of unrealized gains on qualifying cash flow hedges, net of related taxes, for the periods presented are as follows (amounts in thousands):

	2003	2002	2001
Unrealized gains (losses) on qualifying cash flow hedges	$3,272	$5,465	$(4,674)
Less: Reclassification adjustment recorded as interest expense	(2,008)	(3,499)	754

Net unrealized gains (losses) on qualifying cash flow hedges	$1,264	$1,966	$(3,920)

NOTE 8—RESTRUCTURING AND OTHER CHARGES:

During fiscal 2001, we completed a plan designed to strengthen our organizational structure and reduce operating costs by centralizing corporate administrative functions. The plan included closing an administrative facility located in Jacksonville, Florida and integrating key marketing, finance and administrative activities into our corporate headquarters located in Sanford, North Carolina.

As a result of these actions, we recorded pre-tax restructuring and other charges of $4.8 million during fiscal 2001. The restructuring charge consisted of $1.7 million of employee termination benefits, $650 thousand of lease obligations and $490 thousand of legal and other professional consultant fees. During fiscal 2001, the Company also incurred and expended $1.9 million in other non-recurring charges for related actions. Employee termination benefits represent severance and outplacement benefits for 100 employees, 49 of which are in administrative positions and 51 of which are in managerial positions. Lease obligations represent remaining lease payments in excess of estimated sublease rental income for the Jacksonville facility. Substantially all remaining obligations as of the balance sheet date will be expended by the end of fiscal 2003 (except for lease obligations which expire in fiscal 2005). Fiscal 2002 and 2001 activity related to the restructuring reserve was as follows (amounts in thousands):

	Fiscal Year 2001 Expense	Cash Outlays	Non-cash Write-offs	September 27, 2001	Cash Outlays	Non-cash Write-offs	September 26, 2002	Cash Outlays	September 25, 2003
Employee termination benefits	$1,736	$943	—	$793	$275	$499	$19	$19	—
Lease buyout costs	650	47	—	603	397	—	206	206	—
Legal and other professional costs	490	341	—	149	109	40	—	—	—

Total restructuring reserve	2,876	1,331	—	1,545	781	539	225	225	—
Other non-recurring charges	1,895	845	1,050	—	—	—	—	—	—

Total restructuring and other charges	$4,771	$2,176	$1,050	$1,545	$781	$539	$225	$225	—

NOTE 9—ASSET RETIREMENT OBLIGATIONS:

Effective September 27, 2002, we adopted the provisions of SFAS No. 143 and, as a result, we recognize the future cost to remove an underground storage tank over the estimated useful life of the storage tank in accordance with SFAS No. 143. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. We will amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks.

The estimated liability is based on historical experience in removing these tanks, estimated tank useful lives, external estimates as to the cost to remove the tanks in the future and federal and state regulatory requirements. The liability is a discounted liability using a credit-adjusted risk-free rate of approximately 9%. Revisions to the liability could occur due to changes in tank removal costs, tank useful lives or if federal and/or state regulators enact new guidance on the removal of such tanks.

Upon adoption, we recorded a discounted liability of $8.4 million, which is included in other noncurrent liabilities, increased net property and equipment by $2.7 million and recognized a one-time cumulative effect adjustment of $3.5 million (net of deferred tax benefit of $2.2 million). We will amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining lives of the respective underground storage tanks. The effects on earnings from continuing operations before cumulative effect of change in accounting principle for years ended September 26, 2002 and September 27, 2001, assuming the adoption of SFAS No. 143 as of September 28, 2000, were not material to net income or earnings per share.

A reconciliation of our liability for the year ended September 25, 2003, is as follows (amounts in thousands):

Upon adoption at September 27, 2002	$8,443
Liabilities incurred	191
Liabilities settled	(159)
Accretion expense	765

Total asset retirement obligation	$9,240

NOTE 10—INTEREST EXPENSE:

The components of interest expense are as follows (amounts in thousands):

	2003	2002	2001
Interest on long-term debt, including amortization of deferred financing costs	$41,572	$39,577	$50,652
Fair market value change in non-qualifying derivatives	(3,381)	926	4,244
Interest on capital lease obligations	2,281	2,189	1,936
Interest rate swap settlements	8,470	8,840	1,822
Miscellaneous	323	114	77

	$49,265	$51,646	$58,731

NOTE 11—INCOME TAXES:

The components of income tax expense are summarized below (in thousands):

	2003	2002	2001
Current:
Federal	$—	$—	$—
State	—	—	—

	$—	$—	$—

Deferred:
Federal	$8,286	$998	$776
State	1,099	132	95

	9,385	1,130	871

	$9,385	$1,130	$871

As of September 25, 2003 and September 26, 2002, deferred tax liabilities (assets) are comprised of the following (in thousands):

	2003	2002
Depreciation	$67,541	$65,224
Inventories	3,430	3,770
Amortization	15,275	8,588
Miscellaneous expenses	—	3,013
Environmental expenses	824	1,101
Other	67	80

Gross deferred tax liabilities	87,137	81,776

Capital lease obligations	(1,987)	(1,568)
Allowance for doubtful accounts	(256)	(267)
Accrued insurance	(4,634)	(3,631)
Accrued compensation	(461)	—
Derivative liabilities	(1,019)	(3,214)
Asset retirement obligation	(2,180)	—
Deferred income	(7,565)	(5,191)
Accrued vacation	(323)	(391)
Reserve for closed stores	(1,382)	(787)
Restructuring reserve	—	(87)
Other	(819)	(380)

Gross deferred tax assets	(20,626)	(15,516)
Net operating loss carryforwards	(17,065)	(25,613)
General business credits	(1,024)	(1,233)
AMT credits	(2,741)	(2,468)

	$45,681	$36,946

As of September 25, 2003 and September 26, 2002, net current deferred income tax assets totaled $4.3 million and $1.4 million, respectively, and net noncurrent deferred income tax liabilities totaled $50.0 million and $38.4 million, respectively.

Reconciliations of income taxes at the federal statutory rate (34%) to actual taxes provided are as follows (in thousands):

	2003	2002	2001
Tax expense (benefit) at Federal statutory rate	$8,286	$998	$(607)
Tax expense at state rate, net of Federal income tax expense	926	109	—
Permanent differences:
Amortization of goodwill	—	—	1,320
Other	173	23	158

Net income tax expense	$9,385	$1,130	$871

As of September 25, 2003, The Pantry had net operating loss carryforwards, general business credits and AMT credits which can be used to offset future federal income taxes. The benefit of these carryforwards is recognized as deferred tax assets. Loss carryforwards as of September 25, 2003 have the following expiration dates (in thousands):

	Federal	State
2009	$—	$3,158
2010	—	2,974
2011	—	10,919
2012	—	5,101
2013	—	13,274
2014	—	5,162
2015	—	5,841
2016	—	13,928
2017	—	6,969
2020	20,171	—
2021	21,108	—

Total loss carryforwards	$41,279	$67,326

NOTE 12—LEASES:

The Pantry leases store buildings, office facilities and store equipment under both capital and operating leases. The asset balances related to capital leases at September 25, 2003 and September 26, 2002 are as follows (in thousands):

	2003	2002
Buildings	$24,837	$24,466
Less—accumulated amortization	(10,580)	(9,936)

	$14,257	$14,530

Amortization expense related to capitalized leased assets was $1.5 million, $1.4 million and $1.3 million for fiscal 2003, 2002 and 2001, respectively.

Future minimum lease payments as of September 25, 2003 for capital leases and operating leases that have initial or remaining terms in excess of one year are as follows (in thousands):

Fiscal Year	Capital Leases	Operating Leases
2004	$3,597	$54,599
2005	3,271	51,990
2006	3,050	48,885
2007	2,994	46,947
2008	2,740	44,964
Thereafter	22,659	312,465

Net minimum lease payments	38,311	$559,850

Amount representing interest (8% to 20%)	21,157

Present value of net minimum lease payments	17,154
Less—current maturities	1,375

	$15,779

Rental expense for operating leases was approximately $56.3 million, $56.0 million and $54.0 million for fiscal 2003, 2002 and 2001, respectively. The Company has facility leases with step rent provisions, capital improvement funding, and other forms of lease concessions. In accordance with generally accepted accounting principles, the Company records step rent provisions and lease concessions on a straight-line basis over the minimum lease term. Some of The Pantry’s leases require contingent rental payments; such amounts are not material for the fiscal years presented.

During fiscal 2003, 2002 and 2001, The Pantry entered into sale-leaseback transactions with unrelated parties with net proceeds of $2.3 million, $6.2 million and $3.5 million, respectively. The assets sold in these transactions consisted of newly constructed or acquired convenience stores. The Pantry retained ownership of all personal property and gasoline marketing equipment at these locations. The net proceeds from these transactions approximated the carrying value of the assets at the time of sale; accordingly, any gains or losses recognized on these transactions were insignificant for all periods presented. Generally, the leases are operating leases at market rates with terms of twenty years with four five-year renewal options.

NOTE 13—COMMITMENTS AND CONTINGENCIES:

As of September 25, 2003, The Pantry was contingently liable for outstanding letters of credit in the amount of $30.0 million related primarily to several areas in which The Pantry is self-insured. The letters of credit are not to be drawn against unless The Pantry defaults on the timely payment of related liabilities.

The Pantry is involved in certain legal actions arising in the normal course of business. In the opinion of management, based on a review of such legal proceedings, the ultimate outcome of these actions will not have a material effect on the consolidated financial statements.

Unamortized Liabilities Associated with Vendor Payments

In accordance with the terms of each service or supply agreement and in accordance with accounting principles generally accepted in the United States of America, service and supply allowances are amortized over the life of each agreement in accordance with the specific terms. At September 25, 2003, other accrued liabilities and other noncurrent liabilities include the unamortized liabilities associated with these payments of $7.7 million and $37.3 million, respectively. At September 26, 2002, other accrued liabilities and other noncurrent liabilities include the unamortized liabilities associated with these payments of $3.3 million and $51.7 million, respectively.

McLane Company, Inc. (“McLane”)—The Pantry purchases over 50% of its general merchandise from a single wholesaler, McLane. The Pantry’s arrangement with McLane is governed by a five-year distribution service agreement, which was amended on October 5, 2002 and expires on October 10, 2008. The Pantry receives annual service allowances based on the number of stores operating on each contract anniversary date. If The Pantry were to default under the contract or terminate the distribution service agreement prior to October 10, 2004, The Pantry must reimburse McLane the unearned, unamortized portion of the service allowance payments received to date. In accordance with the terms of the distribution service agreement and in accordance with generally accepted accounting principles, the original service allowances received and all future service allowances are amortized to cost of goods sold on a straight-line method over the life of the agreement.

Major Oil Companies—The Pantry has entered into product brand imaging agreements with numerous oil companies to buy specified quantities of gasoline at market prices. The length of these contracts range from five to thirteen years and in some cases include minimum annual purchase requirements. In connection with these agreements, The Pantry may receive upfront vendor allowances, volume incentive payments and other vendor assistance payments. If The Pantry were to default under the terms of any contract or terminate the supply agreement prior to the end of the initial term, The Pantry must reimburse the respective oil company for the unearned, unamortized portion of the payments received to date. In accordance with accounting principles generally accepted in the United States of America, these payments are amortized to cost of goods sold using the specific amortization periods in accordance with the terms of each agreement, either using the straight-line method or based on gasoline volume purchased.

Environmental Liabilities and Contingencies

We are subject to various federal, state and local environmental laws. We make financial expenditures in order to comply with regulations governing underground storage tanks adopted by federal, state and local regulatory agencies. In particular, at the federal level, the Resource Conservation and Recovery Act of 1976, as amended, requires the EPA to establish a comprehensive regulatory program for the detection, prevention and cleanup of leaking underground storage tanks.

Federal and state regulations require us to provide and maintain evidence that we are taking financial responsibility for corrective action and compensating third parties in the event of a release from our underground storage tank systems. In order to comply with these requirements, as of December 10, 2003, we maintain letters of credit in the aggregate amount of approximately $1.1 million in favor of state environmental agencies in North Carolina, South Carolina, Virginia, Georgia, Indiana, Tennessee, Kentucky and Louisiana. We also rely upon the reimbursement provisions of applicable state trust funds. In Florida, we meet our financial responsibility requirements by state trust fund coverage through December 31, 1998 and meet such requirements thereafter through private commercial liability insurance. In Georgia, we meet our financial responsibility requirements by state trust fund coverage through December 29, 1999 and meet such requirements thereafter through private commercial liability insurance and a letter of credit. In Mississippi, we meet our financial responsibility requirements through coverage under the state trust fund.

Regulations enacted by the EPA in 1988 established requirements for:

•	installing underground storage tank systems;

•	upgrading underground storage tank systems;

•	taking corrective action in response to releases;

•	closing underground storage tank systems;

•	keeping appropriate records; and

•	maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases.

These regulations permit states to develop, administer and enforce their own regulatory programs, incorporating requirements which are at least as stringent as the federal standards. In 1998, Florida developed their own regulatory program, which incorporated requirements more stringent than the 1988 EPA regulations. We believe our facilities in Florida meet or exceed those regulations developed by the state of Florida in 1998. We believe all company-owned underground storage tank systems are in material compliance with these 1988 EPA regulations and all applicable state environmental regulations.

All states in which we operate or have operated underground storage tank systems have established trust funds for the sharing, recovering and reimbursing of certain cleanup costs and liabilities incurred as a result of releases from underground storage tank systems. These trust funds, which essentially provide insurance coverage for the cleanup of environmental damages caused by the operation of underground storage tank systems, are funded by an underground storage tank registration fee and a tax on the wholesale purchase of motor fuels within each state. We have paid underground storage tank registration fees and gasoline taxes to each state where we operate to participate in these trust fund programs. We have filed claims and received reimbursements in North Carolina, South Carolina, Kentucky, Indiana, Georgia, Florida, Tennessee, Mississippi and Virginia. The coverage afforded by each state fund varies but generally provides up to $1.0 million per site or occurrence for the cleanup of environmental contamination, and most provide coverage for third-party liabilities. Costs for which we do not receive reimbursement include:

•	the per-site deductible;

•	costs incurred in connection with releases occurring or reported to trust funds prior to their inception;

•	removal and disposal of underground storage tank systems; and

•	costs incurred in connection with sites otherwise ineligible for reimbursement from the trust funds.

The trust funds generally require us to pay deductibles ranging from $5 thousand to $150 thousand per occurrence depending on the upgrade status of our underground storage tank system, the date the release is discovered and/or reported and the type of cost for which reimbursement is sought. The Florida trust fund will not cover releases first reported after December 31, 1998. We obtained private insurance coverage for remediation and third party claims arising out of releases reported after December 31, 1998. We believe that this coverage exceeds federal and Florida financial responsibility regulations. In Georgia, we opted not to participate in the state trust fund effective December 30, 1999. We obtained private coverage for remediation and third party claims arising out of releases reported after December 29, 1999. We believe that this coverage exceeds federal and Georgia financial responsibility regulations.

In addition to immaterial amounts to be spent by The Pantry, a substantial amount will be expended for remediation on behalf of The Pantry by state trust funds established in The Pantry’s operating areas or other responsible third parties (including insurers). To the extent such third parties do not pay for remediation as anticipated by The Pantry, The Pantry will be obligated to make such payments, which could materially adversely affect The Pantry’s financial condition and results of operations. Reimbursement from state trust funds will be dependent upon the maintenance and continued solvency of the various funds.

Environmental reserves of $13.8 million and $13.3 million as of September 25, 2003 and September 26, 2002, respectively, represent our estimates for future expenditures for remediation, tank removal and litigation associated with 236 and 240 known contaminated sites, respectively, as a result of releases (e.g., overfills, spills and underground storage tank releases) and are based on current regulations, historical results and certain other factors. We estimate that approximately $12.5 million of our environmental obligation will be funded by state trust funds and third party insurance. Our environmental reserve, dated as of September 25, 2003, does not include the 31 Golden Gallon® sites that were known to be contaminated at the time of our October 2003 acquisition. State trust funds, insurers or other third parties are responsible for the costs of remediation at all 31 such Golden Gallon® sites. Also, as of September 25, 2003 and September 26, 2002 there were an additional 495 and 470 sites, respectively, that are known to be contaminated sites that are being remediated by third parties and therefore the costs to remediate such sites are not included in our environmental reserve. Remediation costs for known sites are expected to be incurred over the next one to ten years. Environmental reserves have been established on an undiscounted basis with remediation costs based on internal and external estimates for each site. Future remediation costs for amounts of deductibles under, or amounts not covered by, state trust fund programs and third party insurance arrangements and for which the timing of payments can be reasonably estimated are discounted using a ten-percent rate. The undiscounted amount of future estimated payments for which The Pantry does not expect to be reimbursed for each of the five fiscal years and thereafter at September 25, 2003 and other cost amounts covered by responsible third parties are as follows (in thousands):

Fiscal Year	Expected Payments
2004	$508
2005	495
2006	370
2007	181
2008	42
Thereafter	74

Total undiscounted amounts not covered by a third party	1,670
Other current cost amounts	15,677
Amount representing interest (10%)	(3,524)

Environmental reserve	$13,823

The Pantry anticipates that it will be reimbursed for a portion of these expenditures from state trust funds and private insurance. As of September 25, 2003, anticipated reimbursements of $15.1 million are recorded as long-term environmental receivables. In Florida, remediation of such contamination reported before January 1, 1999 will be performed by the state (or state-approved independent contractors) and substantially all of the remediation costs, less any applicable deductibles, will be paid by the state trust fund. The Pantry will perform remediation in other states through independent contractor firms engaged by The Pantry. For certain sites the trust fund does not cover a deductible or has a co-pay which may be less than the cost of such remediation. Although The Pantry is not aware of releases or contamination at other locations where it currently operates or has operated stores, any such releases or contamination could require substantial remediation expenditures, some or all of which may not be eligible for reimbursement from state trust funds.

Several of the locations identified as contaminated are being remediated by third parties who have indemnified The Pantry as to responsibility for clean up matters. Additionally, The Pantry is awaiting closure notices on several other locations which will release The Pantry from responsibility related to known contamination at those sites. These sites continue to be included in our environmental reserve until a final closure notice is received.

NOTE 14—BENEFIT PLANS:

The Pantry sponsors a 401(k) Employee Retirement Savings Plan for eligible employees. Employees must be at least twenty-one years of age and have one year of service with at least 1,000 hours worked to be eligible to participate in the plan. Employees may contribute up to 100% of their annual compensation, and contributions are matched by The Pantry on the basis of 50% of the first 5% contributed. Matching contribution expense was $731 thousand, $719 thousand and $718 thousand for fiscal 2003, 2002 and 2001, respectively.

NOTE 15—COMMON STOCK:

On June 8, 1999, the Company completed an initial public offering of 6,250,000 shares of its common stock at a public offering price of $13.00 per share (the “IPO”). The net proceeds from the IPO of $75.6 million, before expenses, were used (i) to repay $19.0 million in indebtedness under the 1999 bank credit facility; (ii) to redeem $17.5 million in outstanding preferred stock; and (iii) to pay accrued dividends on the preferred stock of $6.5 million. Of the remaining $32.6 million, $30.2 million was used to fund acquisitions closed during the fourth quarter of fiscal 1999 and $2.4 million was reserved to pay fees and expenses associated with the IPO.

Upon completion of the IPO, Freeman Spogli owned approximately 9,349,524 shares and owned warrants for the purchase of an additional 2,346,000 shares giving Freeman Spogli beneficial ownership of approximately 57.2% of the outstanding common stock (including shares underlying warrants). Subsequent to the IPO, Freeman Spogli has purchased an additional 2,466,014 shares from other stockholders giving them beneficial ownership of approximately 69.2% of the outstanding common stock (including shares underlying warrants).

NOTE 16—STOCK OPTIONS AND OTHER EQUITY INSTRUMENTS:

On January 1, 1998, we adopted an incentive and non-qualified stock option plan. Pursuant to the provisions of the plan, options may be granted to officers, key employees, consultants or any of our subsidiaries and certain members of the board of directors to purchase up to 1,275,000 shares of common stock. On June 3, 1999, we adopted a new 1999 stock option plan providing for the grant of incentive stock options and non-qualified stock options to officers, directors, employees and consultants, with provisions similar to the 1998 stock option plan and up to 3,825,000 shares of the Company’s common stock available for grant. The plans are administered by the board of directors or a committee of the board of directors. Options are granted at prices determined by the board of directors and may be exercisable in one or more installments. All options granted vest over a three-year period, with one-third of each grant vesting on the anniversary of the initial grant and have contractual lives of seven years. Additionally, the terms and conditions of awards under the plans may differ from one grant to another. Under the plans, incentive stock options may only be granted to employees with an exercise price at least equal to the fair market value of the related common stock on the date the option is granted. Fair values are based on the most recent common stock sales.

On January 15, 2003, the board of directors amended the 1999 plan to increase the number of shares of common stock that may be issued under the plan by 882,505 shares. This number of shares corresponded to the number of shares that remained available at that time for issuance under the 1998 plan, which the board of directors terminated (except for the purpose of continuing to govern options outstanding under that plan) on January 15, 2003.

A summary of the status of the plans for the three fiscal years ended September 25, 2003, September 26, 2002 and September 27, 2001 and changes during the years ending on those dates is as follows:

	Shares	Option price per share	Weighted average exercise price per share
September 29, 2000	812,861	$8.82 -$13.00	$10.43
Options granted	328,000	10.00	10.00
Options forfeited	(111,878)	8.82 - 13.00	10.50
Options exercised	(7,700)	8.82	8.82
Options exercisable	654,783	8.82 - 13.00	10.15

September 27, 2001	1,021,283	8.82 - 13.00	10.30
Options granted	240,000	4.00 - 5.12	4.94
Options forfeited	(136,078)	5.12 - 13.00	10.54
Options exercisable	709,538	4.00 - 13.00	10.30

September 26, 2002	1,125,205	4.00 - 13.00	9.13
Options granted	430,000	1.66 - 8.09	2.23
Options forfeited	(249,313)	5.12 - 13.00	9.15
Options exercisable	670,558	4.00 - 13.00	9.82

September 25, 2003	1,305,892	$1.66 - $13.00	$6.85

The following table summarizes information about stock options outstanding at September 25, 2003:

Date Granted	Exercise Prices	Number Outstanding at September 25, 2003	Weighted-Average Remaining Contractual Life	Number of Options Exercisable
1/1/98	$8.82	242,607	4 years	242,607
8/25/98	$11.27	78,285	4 years	78,285
6/8/99, 9/30/99	$13.00	129,000	3 years	129,000
12/29/00	$10.00	236,000	4 years	157,333
11/26/01	$5.12	150,000	5 years	50,000
3/26/02	$4.00	40,000	6 years	13,333
10/22/02	$1.66	20,000	6 years	—
11/13/02	$1.70	335,000	6 years	—
1/6/03	$3.97	35,000	6 years	—
3/25/03	$4.50	30,000	7 years	—
7/23/03	$8.09	10,000	7 years	—

	Total	1,305,892		670,558

On August 31, 1998, The Pantry adopted a stock subscription plan. The subscription plan allows The Pantry to offer to certain employees the right to purchase shares of common stock at a purchase price equal to the fair market value on the date of purchase. A purchaser may not sell, transfer or pledge their shares:

•	prior to the first anniversary of the date on which the purchaser acquires the shares; or

•	after the first anniversary, except in compliance with the provisions of the subscription agreement and a pledge agreement if part of the consideration for such shares includes a secured promissory note.

In the event that the purchaser’s employment with The Pantry and all of its subsidiaries terminates for any reason, The Pantry has the option to repurchase from the purchaser all or any portion of the shares acquired by the purchaser under the subscription agreement for a period of six months after the effective date of such termination. The repurchase option terminates upon the latter of;

•	the first anniversary of the date the shares were originally acquired; or

•	an initial public offering of common stock by The Pantry registered under the Securities Act (other than an offering registered on Form S-4 or Form S-8) resulting in gross proceeds to The Pantry in excess of $25 million.

After the first anniversary of the date the shares were originally acquired by the purchaser, the purchaser may transfer the shares for cash (only) to a third party, subject to The Pantry’s right of first refusal with respect to such sale. Finally, under certain circumstances, a purchaser of shares under the stock subscription plan may be forced to sell all or part of the shares purchased under such plan if Freeman Spogli finds a third-party buyer for all or part of the shares of common stock held by Freeman Spogli. No issuances of shares under the stock subscription plan had been made at September 24, 1998. On September 25, 1998 and November 30, 1999, 134,436 shares, net of subsequent repurchases of 6,273 shares, were sold under the stock subscription plan. These shares were sold at fair value ($11.27), as determined by the most recent equity investment (July 1998).

In December 1996, in connection with its purchase of 17,500 shares of Series B preferred stock, Freeman Spogli acquired warrants to purchase 2,346,000 shares of common stock. The warrants are exercisable at $7.45 per share until December 30, 2006, and contain adjustment provisions in the event The Pantry declares dividends or distributions, makes stock splits or engages in mergers, reorganizations or reclassifications. The fair value of the warrants at date of issuance approximated $600 thousand and is included in additional paid-in capital. None of these warrants had been exercised at September 25, 2003.

NOTE 17—EARNINGS (LOSS) PER SHARE:

We compute earnings per share data in accordance with the requirements of SFAS No. 128, Earnings Per Share. Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding warrants and stock options using the “treasury stock” method.

The following table reflects the calculation of basic and diluted earnings per share (dollars in thousands, except per share data):

	2003	2002	2001
Income (loss) before cumulative effect adjustment	$14,986	$1,804	$(2,656)
Cumulative effect adjustment	(3,482)	—	—

Net income (loss)	$11,504	$1,804	$(2,656)

Earnings (loss) per share—basic:
Weighted average shares outstanding	18,108	18,108	18,113

Income (loss) per share before cumulative effect adjustment—basic	$0.83	$0.10	$(0.15)
Loss per share on cumulative effect adjustment—basic	(0.19)	—	—

Net income (loss) per share—basic	$0.64	$0.10	$(0.15)

Earnings (loss) per share—diluted:
Weighted average shares outstanding	18,108	18,108	18,113
Dilutive impact of options and warrants outstanding	262	1	—

Weighted average shares and potential dilutive shares outstanding	18,370	18,109	18,113

Income (loss) per share before cumulative effect adjustment—diluted	$0.82	$0.10	$(0.15)
Loss per share on cumulative effect adjustment—diluted	(0.19)	—	—

Net income (loss) per share—diluted	$0.63	$0.10	$(0.15)

Options and warrants to purchase shares of common stock that were not included in the computation of diluted earnings per share, because their inclusion would have been antidilutive, were 3.0 million, 3.4 million and 3.4 million for fiscal 2003, 2002, and 2001, respectively.

NOTE 18—QUARTERLY FINANCIAL DATA (unaudited):

Summary quarterly financial data for fiscal 2003 and 2002, respectively, is as follows (dollars in thousands, except per share amounts):

	Year Ended September 25, 2003					Year Ended September 26, 2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Total revenue	$650,977	$673,444	$711,455	$740,485	$2,776,361	$577,373	$560,845	$681,308	$674,538	$2,494,064
Gross profit	$125,991	$113,129	$135,017	$136,667	$510,804	$115,479	$108,100	$127,025	$124,798	$475,402
Income (loss) before income taxes:	$8,004	$(3,827)	$9,894	$10,300	$24,371	$793	$(6,895)	$6,773	$2,263	$2,934
Net income (loss)	$1,438	$(2,353)	$6,085	$6,334	$11,504	$475	$(4,138)	$4,064	$1,403	$1,804
Earnings per share:
Basic	$0.08	$(0.13)	$0.34	$0.35	$0.64	$0.03	$(0.23)	$0.22	$0.08	$0.10
Diluted	$0.08	$(0.13)	$0.33	$0.33	$0.63	$0.03	$(0.23)	$0.22	$0.08	$0.10

NOTE 19—SUBSEQUENT EVENTS:

On October 16, 2003, The Pantry completed the acquisition of 138 convenience stores operating under the Golden Gallon® banner from Ahold USA, Inc. The acquired assets include 138 operating convenience stores, 131 of which are fee-owned stores, a dairy plant and related assets, a fuel hauling operation, corporate headquarters buildings and 25 undeveloped sites. Other than the dairy plant and related assets and the fuel hauling operation, the Company intends to use the acquired assets in the convenience store retail business. Simultaneous with the closing, the Company sold the dairy plant and related assets and the fuel hauling operation to existing suppliers of the Company.

The aggregate purchase price of the acquired assets, which was determined through arm’s-length negotiations between the Company and Ahold USA, Inc., was $187 million. The acquisition was structured as two simultaneous transactions whereby certain real estate assets (114 of the 131 fee-owned stores) were purchased and financed through a $94.5 million sale/leaseback transaction, and the Golden Gallon® operations and the balance of the real estate assets were purchased for approximately $92.5 million in cash. The Company funded the second transaction with $80 million of debt through borrowings under the Company’s existing senior secured credit facility (see Note 5—Long Term Debt) and available cash.

On December 9, 2003, Freeman Spogli exercised its warrants to purchase 2,346,000 shares of common stock at an exercise price of $7.45 per share. The exercise was cashless whereby shares of common stock received were reduced by the number of shares having an aggregate fair market value equal to the exercise price, or approximately $17.5 million. The aggregate fair market value was based on the average closing price on each of the ten days prior to December 9, 2003, or $23.68 per share. Consequently, Freeman Spogli received 1,607,855 shares of common stock upon exercise (unaudited).

NOTE 20—GUARANTOR SUBSIDIARIES:

The Company has two wholly owned subsidiaries, R. & H. Maxxon, Inc. and Kangaroo, Inc. (the “Guarantor Subsidiaries”) that are guarantors of the Company’s first lien term loan, second lien term loan and revolving credit facility. Kangaroo, Inc. is also a guarantor of the Company’s subordinated notes. The guarantees are joint and several in addition to full and unconditional. The Guarantor Subsidiaries do not conduct any operations and do not have significant assets. The Guarantor Subsidiaries comprise all direct and indirect subsidiaries of the Company. Combined financial information for the Guarantor Subsidiaries is as follows:

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING BALANCE SHEETS

September 25, 2003

(Dollars in thousands)

	The Pantry (Issuer)	Guarantor Subsidiaries	Eliminations	Total
ASSETS

Current assets:
Cash and cash equivalents	$72,901	$—	$—	$72,901
Receivables, net	30,423	—	—	30,423
Inventories	84,156	—	—	84,156
Prepaid expenses	6,324	2	—	6,326
Property held for sale	2,013	—	—	2,013
Deferred income taxes	4,334	—	—	4,334

Total current assets	200,151	2	—	200,153

Investment in subsidiaries	40,723	—	(40,723)	—

Property and equipment, net	400,609	—	—	400,609

Other assets:
Goodwill	278,629	—	—	278,629
Deferred financing costs, net	10,757	—	—	10,757
Environmental receivables	15,109	—	—	15,109
Intercompany note receivable	(23,477)	43,872	(20,395)	—
Other	8,851	57	—	8,908

Total other assets	289,869	43,929	(20,395)	313,403

Total assets	$931,352	$43,931	$(61,118)	$914,165

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:
Current maturities of long-term debt	$27,558	$—	$—	$27,558
Current maturities of capital lease obligations	1,375	—	—	1,375
Accounts payable	78,885	—	—	78,885
Accrued interest	11,924	—	—	11,924
Accrued compensation and related taxes	12,840	—	—	12,840
Other accrued taxes	16,510	—	—	16,510
Accrued insurance	12,293	—	—	12,293
Other accrued liabilities	21,379	—	(65)	21,314

Total current liabilities	182,764	—	(65)	182,699

Long-term debt	470,011	—	—	470,011

Other liabilities:
Environmental reserves	13,823	—	—	13,823
Deferred income taxes	50,015	—	—	50,015
Deferred revenue	37,251	—	—	37,251
Capital lease obligations	15,779	—	—	15,779
Intercompany note payable	17,124	3,208	(20,332)	—
Other noncurrent liabilities	15,920	2	—	15,922

Total other liabilities	149,912	3,210	(20,332)	132,790

SHAREHOLDERS’ EQUITY:

Common stock	182	523	(523)	182
Additional paid-in capital	128,002	40,551	(40,551)	128,002
Shareholder loans	(173)	—	—	(173)
Accumulated comprehensive deficit	(690)	—	—	(690)
Accumulated earnings (deficit)	1,344	(353)	353	1,344

Total shareholders’ equity	128,665	40,721	(40,721)	128,665

Total liabilities and shareholders’ equity	$931,352	$43,931	$(61,118)	$914,165

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS

Year Ended September 25, 2003

(Dollars in thousands)

	The Pantry (Issuer)	Total Guarantor Subsidiaries	Eliminations	Total
Revenues:
Merchandise sales	$1,008,902	$—	$—	$1,008,902
Gasoline sales	1,740,662	—	—	1,740,662
Commissions	26,797	—	—	26,797

Total revenues	2,776,361	—	—	2,776,361

Cost of sales:
Merchandise	670,179	—	—	670,179
Gasoline	1,595,378	—	—	1,595,378

Total cost of sales	2,265,557	—	—	2,265,557

Gross profit	510,804	—	—	510,804

Operating expenses:
Operating, general and administrative expenses	385,570	—	—	385,570
Depreciation and amortization	54,403	—	—	54,403

Total operating expenses	439,973	—	—	439,973

Income from operations	70,831	—	—	70,831

Equity in earnings of subsidiaries	—	—	—	—

Other income (expense):
Interest expense	(49,265)	—	—	(49,265)
Miscellaneous	2,805	—	—	2,805

Total other expense	(46,460)	—	—	(46,460)

Income before income taxes	24,371	—	—	24,371
Income tax expense	(9,385)	—	—	(9,385)

Income before cumulative effect adjustment	14,986	—	—	14,986
Cumulative effect adjustment, net of tax	(3,482)	—		(3,482)

Net income	$11,504	$—	$—	$11,504

THE PANTRY, INC.

SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS

Year Ended September 25, 2003

(Dollars in thousands)

	The Pantry (Issuer)	Guarantor Subsidiary	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$11,504	$—	$—	$11,504
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,013	—	—	57,013
Provision for deferred income taxes	9,385	—	—	9,385
Loss on extinguishment of debt	2,888		—	2,888
Loss on sale of property and equipment	2,051		—	2,051
Impairment of long-lived assets	1,850	—	—	1,850
Fair market value change in non-qualifying derivatives	(3,381)	—	—	(3,381)
Provision for closed stores	2,469	—	—	2,469
Cumulative effect of change in accounting principle	3,482	—	—	3,482
Amortization of long-term debt discount	529		—	529
Changes in operating assets and liabilities, net:
Receivables	563	—	—	563
Inventories	281	—	—	281
Prepaid expenses	(2,818)	—	—	(2,818)
Other noncurrent assets	178	—	—	178
Accounts payable	(14,973)	—	—	(14,973)
Other current liabilities and accrued expenses	9,532	—	—	9,532
Reserves for environmental expenses	538	—	—	538
Other noncurrent liabilities	(12,827)	—	—	(12,827)

Net cash provided by operating activities	68,264	—	—	68,264

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property held for sale	(2,761)	—	—	(2,761)
Additions to property and equipment	(25,470)	—	—	(25,470)
Proceeds from sale lease-back transactions	2,306	—	—	2,306
Proceeds from sale of property and equipment	5,367	—	—	5,367
Acquisitions of related businesses, net of cash acquired	(1,799)	—	—	(1,799)

Net cash used in investing activities	(22,357)	—	—	(22,357)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal repayments under capital leases	(1,383)	—	—	(1,383)
Principal repayments of long-term debt	(306,577)	—	—	(306,577)
Proceeds from issuance of long-term debt	299,440	—	—	299,440
Repayments of shareholder loans	535	—	—	535
Other financing costs	(7,257)	—	—	(7,257)

Net cash used in financing activities	(15,242)	—	—	(15,242)

Net increase in cash	30,665	—	—	30,665
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	42,236	—	—	42,236

CASH & CASH EQUIVALENTS, END OF YEAR	$72,901	$—	$—	$72,901

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING BALANCE SHEETS

September 26, 2002

(Dollars in thousands)

	The Pantry (Issuer)	Guarantor Subsidiaries	Eliminations	Total
ASSETS

Current assets:
Cash and cash equivalents	$42,236	$—	$—	$42,236
Receivables, net	34,316	—	—	34,316
Inventories	84,437	—	—	84,437
Prepaid expenses	3,497	2	—	3,499
Property held for sale	388	—	—	388
Deferred income taxes	1,414	—	—	1,414

Total current assets	166,288	2	—	166,290

Investment in subsidiaries	40,723	—	(40,723)	—

Property and equipment, net	435,518	—	—	435,518

Other assets:
Goodwill	277,874	—	—	277,874
Deferred financing costs, net	8,965	—	—	8,965
Environmental receivables	11,696	—	—	11,696
Intercompany note receivable	(23,477)	43,872	(20,395)	—
Other	9,298	57	—	9,355

Total other assets	284,356	43,929	(20,395)	307,890

Total assets	$926,885	$43,931	$(61,118)	$909,698

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:
Current maturities of long-term debt	$43,255	$—	$—	$43,255
Current maturities of capital lease obligations	1,521	—	—	1,521
Accounts payable	93,858	—	—	93,858
Accrued interest	13,175	—	—	13,175
Accrued compensation and related taxes	10,785	—	—	10,785
Other accrued taxes	17,463	—	—	17,463
Accrued insurance	9,687	—	—	9,687
Other accrued liabilities	20,034	—	(65)	19,969

Total current liabilities	209,778	—	(65)	209,713

Long-term debt	460,920	—	—	460,920

Other liabilities:
Environmental reserves	13,285	—	—	13,285
Deferred income taxes	38,360	—	—	38,360
Deferred revenue	51,772	—	—	51,772
Capital lease obligations	15,381	—	—	15,381
Intercompany note payable	17,124	3,208	(20,332)	—
Other noncurrent liabilities	5,061	2	—	5,063

Total other liabilities	140,983	3,210	(20,332)	123,861

SHAREHOLDERS’ EQUITY:

Common stock	182	523	(523)	182
Additional paid-in capital	128,002	40,551	(40,551)	128,002
Shareholder loans	(708)	—	—	(708)
Accumulated comprehensive deficit	(2,112)	—	—	(2,112)
Accumulated earnings (deficit)	(10,160)	(353)	353	(10,160)

Total shareholders’ equity	115,204	40,721	(40,721)	115,204

Total liabilities and shareholders’ equity	$926,885	$43,931	$(61,118)	$909,698

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS

Year Ended September 26, 2002

(Dollars in thousands)

	The Pantry (Issuer)	Total Guarantor Subsidiaries	Eliminations	Total
Revenues:
Merchandise sales	$998,621	$—	$—	$998,621
Gasoline sales	1,470,732	—	—	1,470,732
Commissions	24,711	—	—	24,711

Total revenues	2,494,064	—	—	2,494,064

Cost of sales:
Merchandise	669,479	—	—	669,479
Gasoline	1,349,183	—	—	1,349,183

Total cost of sales	2,018,662	—	—	2,018,662

Gross profit	475,402	—	—	475,402

Operating expenses:
Operating, general and administrative expenses	367,299	—	—	367,299
Depreciation and amortization	54,251	—	—	54,251

Total operating expenses	421,550	—	—	421,550

Income from operations	53,852	—	—	53,852

Equity in earnings of subsidiaries	—	—	—	—

Other income (expense):
Interest expense	(51,646)	—	—	(51,646)
Miscellaneous	728	—	—	728

Total other expense	(50,918)	—	—	(50,918)

Income before income taxes	2,934	—	—	2,934
Income tax expense	(1,130)	—	—	(1,130)

Net income	$1,804	$—	$—	$1,804

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS

Year Ended September 26, 2002

(Dollars in thousands)

	The Pantry (Issuer)	Guarantor Subsidiary	Eliminators	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$1,804	$—	$—	$1,804
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,251	—	—	54,251
Provision for deferred income taxes	1,130	—	—	1,130
Loss on sale of property and equipment	601		—	601
Impairment of long-lived assets	383	—	—	383
Fair market value change in non-qualifying derivatives	926	—	—	926
Provision for closed stores	2,073	—	—	2,073
Changes in operating assets and liabilities, net:
Receivables	(5,085)	—	—	(5,085)
Inventories	(2,705)	—	—	(2,705)
Prepaid expenses	(43)	—	—	(43)
Other noncurrent assets	370	—	—	370
Accounts payable	(311)	—	—	(311)
Other current liabilities and accrued expenses	12,688	—	—	12,688
Reserves for environmental expenses	1,078	—	—	1,078
Other noncurrent liabilities	(13,176)	—	—	(13,176)

Net cash provided by operating activities	53,984	—	—	53,984

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property held for sale	(5,006)	—	—	(5,006)
Additions to property and equipment	(26,979)	473	—	(26,506)
Proceeds from sale lease-back transactions	6,208	—	—	6,208
Proceeds from sale of property and equipment	5,503	—	—	5,503
Intercompany notes receivable (payable)	473	(473)	—	—
Acquisitions of related businesses, net of cash acquired	(512)	—	—	(512)

Net cash used in investing activities	(20,313)	—	—	(20,313)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal repayments under capital leases	(1,199)	—	—	(1,199)
Principal repayments of long-term debt	(40,000)	—	—	(40,000)
Proceeds from exercise of stock options, net of repurchases	(41)	—	—	(41)
Repayments of shareholder loans	129	—	—	129
Other financing costs	(935)	—	—	(935)

Net cash used in financing activities	(42,046)	—	—	(42,046)

Net increase in cash	(8,375)	—	—	(8,375)
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	50,611	—	—	50,611

CASH & CASH EQUIVALENTS, END OF YEAR	$42,236	$—	$—	$42,236

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS

Year Ended September 27, 2001

(Dollars in thousands)

	The Pantry (Issuer)	Total Guarantor Subsidiaries	Eliminations	Total
Revenues:
Merchandise sales	$968,614	$—	$—	$968,614
Gasoline sales	1,652,725	—	—	1,652,725
Commissions	21,705	—	—	21,705

Total revenues	2,643,044	—	—	2,643,044

Cost of sales:
Merchandise	645,012	—	—	645,012
Gasoline	1,510,389	—	—	1,510,389

Total cost of sales	2,155,401	—	—	2,155,401

Gross profit	487,643	—	—	487,643

Operating expenses:
Operating, general and administrative expenses	364,134	—	—	364,134
Restructuring and other charges	4,771	—	—	4,771
Depreciation and amortization	63,545	—	—	63,545

Total operating expenses	432,450	—	—	432,450

Income from operations	55,193	—	—	55,193

Equity in earnings of subsidiaries	—	—	—	—

Other income (expense):
Interest expense	(58,731)	—	—	(58,731)
Miscellaneous	1,753	—	—	1,753

Total other expense	(56,978)	—	—	(56,978)

Loss before income taxes	(1,785)	—	—	(1,785)
Income tax expense	(871)	—	—	(871)

Net loss	$(2,656)	$—	$—	$(2,656)

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS

Year Ended September 27, 2001

(Dollars in thousands)

	The Pantry (Issuer)	Guarantor Subsidiary	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,656)	$—	$—	$(2,656)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	63,545	—	—	63,545
Provision for deferred income taxes	2,532	(1,661)	—	871
Loss on sale of property and equipment	131		—	131
Impairment of long-lived assets	2,298	—	—	2,298
Fair market value change in non-qualifying derivatives	4,244	—	—	4,244
Provision for closed stores	1,919	—	—	1,919
Changes in operating assets and liabilities, net:
Receivables	(5,059)	199	—	(4,860)
Inventories	9,469	—	—	9,469
Prepaid expenses	2,121	—	—	2,121
Other noncurrent assets	3,049	(1)	—	3,048
Accounts payable	(7,762)	—	—	(7,762)
Other current liabilities and accrued expenses	1,194	—	—	1,194
Reserves for environmental expenses	(1,859)	—	—	(1,859)
Other noncurrent liabilities	5,585	(521)	(65)	4,999

Net cash provided (used) in operating activities	78,751	(1,984)	(65)	76,702

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property held for sale	(1,637)	—	—	(1,637)
Additions to property and equipment	(43,582)	—	—	(43,582)
Proceeds from sale lease-back transactions	3,504	—	—	3,504
Proceeds from sale of property and equipment	3,567	194	—	3,761
Intercompany notes receivable (payable)	(1,765)	1,700	65	—
Acquisitions of related businesses, net of cash acquired	(55,993)	—	—	(55,993)

Net cash provided (used) in investing activities	(95,906)	1,894	65	(93,947)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal repayments under capital leases	(2,070)	—	—	(2,070)
Principal repayments of long-term debt	(23,487)	—	—	(23,487)
Proceeds from issuance of long-term debt	40,037	—	—	40,037
Proceeds from exercise of stock options, net of repurchases	25			25
Repayments of shareholder loans	75	—	—	75
Other financing costs	(78)	—	—	(78)

Net cash provided by financing activities	14,502	—	—	14,502

Net decrease in cash	(2,653)	(90)	—	(2,743)
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	53,264	90	—	53,354

CASH & CASH EQUIVALENTS, END OF YEAR	$50,611	$—	$—	$50,611

THE PANTRY, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollars in thousands)

	December 25, 2003	September 25, 2003
ASSETS

Current assets:
Cash and cash equivalents	$52,000	$72,901
Receivables, net	31,567	30,423
Inventories (Notes 2 and 3)	94,994	84,156
Prepaid expenses	5,662	6,326
Property held for sale (Note 2)	5,653	2,013
Deferred income taxes	4,334	4,334

Total current assets	194,210	200,153

Property and equipment, net (Note 2)	420,359	400,609

Other assets:
Goodwill (Note 2)	337,452	278,629
Deferred financing costs, net (Note 5)	12,485	10,757
Environmental receivables (Note 4)	15,601	15,109
Other (Note 2)	11,863	8,908

Total other assets	377,401	313,403

Total assets	$991,970	$914,165

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt (Note 5)	$32,953	$27,558
Current maturities of capital lease obligations	1,375	1,375
Accounts payable (Note 2)	86,274	78,885
Accrued interest (Note 5)	10,792	11,924
Accrued compensation and related taxes	10,179	12,840
Other accrued taxes	12,059	16,510
Accrued insurance	13,442	12,293
Other accrued liabilities (Note 2)	12,323	21,314

Total current liabilities	179,397	182,699

Long-term debt (Note 5)	542,387	470,011

Other liabilities:
Environmental reserves (Note 4)	14,247	13,823
Deferred income taxes	53,107	50,015
Deferred revenue	37,492	37,251
Capital lease obligations	15,442	15,779
Other noncurrent liabilities	15,709	15,922

Total other liabilities	135,997	132,790

Commitments and contingencies (Notes 4 and 5)

Shareholders’ equity (Notes 7 and 10):
Common stock, $.01 par value, 50,000,000 shares authorized; 19,765,481 and 18,107,597 issued and outstanding at December 25, 2003 and September 25, 2003, respectively	199	182
Additional paid-in capital	128,190	128,002
Shareholder loans	(69)	(173)
Accumulated other comprehensive deficit, net	(412)	(690)
Accumulated earnings	6,281	1,344

Total shareholders’ equity	134,189	128,665

Total liabilities and shareholders’ equity	$991,970	$914,165

See Notes to Consolidated Financial Statements

THE PANTRY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Dollars in thousands, except per share data)

	Three Months Ended
	December 25, 2003	December 26, 2002
	(13 weeks)	(13 weeks)
Revenues:
Merchandise sales	$270,025	$242,340
Gasoline sales	474,292	401,933
Commissions	7,019	6,704

Total revenues	751,336	650,977

Cost of sales:
Merchandise	177,617	162,567
Gasoline	433,356	362,419

Total cost of sales	610,973	524,986

Gross profit	140,363	125,991

Operating expenses:
Operating, general and administrative expenses	105,379	93,141
Depreciation and amortization	14,075	12,507

Total operating expenses	119,454	105,648

Income from operations	20,909	20,343

Other income (expense):
Interest expense (Note 9)	(13,141)	(12,773)
Miscellaneous	261	434

Total other expense	(12,880)	(12,339)

Income before income taxes	8,029	8,004
Income tax expense	(3,092)	(3,084)

Net income before cumulative effect adjustment	4,937	4,920
Cumulative effect adjustment, net of income tax (Note 8)	—	(3,482)

Net income	$4,937	$1,438

Earnings per share (Note 11):
Basic:
Net income before cumulative effect adjustment	$0.27	$0.27

Cumulative effect adjustment	—	(0.19)
Net income	$0.27	$0.08

Diluted:
Net income before cumulative effect adjustment	$0.24	$0.27
Cumulative effect adjustment	—	(0.19)

Net income	$0.24	$0.08

See Notes to Consolidated Financial Statements

THE PANTRY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	Three Months Ended
	December 25, 2003	December 26, 2002
	(13 weeks)	(13 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,937	$1,438
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	14,075	12,507
Provision for deferred income taxes	3,092	3,084
(Gain) Loss on sale of property and equipment	(215)	202
Impairment of long-lived assets	323	75
Fair market value change in non-qualifying derivatives	(756)	(219)
Provision for closed stores	397	642
Cumulative effect of change in accounting principle	—	3,482
Amortization of deferred loan costs	853	585
Amortization of long-term debt discount	288	—
Changes in operating assets and liabilities
Receivables	(555)	180
Inventories	(820)	4,728
Prepaid expenses	780	(920)
Other noncurrent assets	(58)	134
Accounts payable	(4,047)	(13,530)
Other current liabilities and accrued expenses	(13,938)	(19,575)
Reserves for environmental expenses	(107)	(53)
Other noncurrent liabilities	(3,047)	(2,817)

Net cash provided by (used in) operating activities	1,202	(10,057)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property held for sale	(513)	(482)
Additions to property and equipment	(9,336)	(2,400)
Proceeds from sale of property held for sale	95,737	1,186
Proceeds from sale of property and equipment	1,984	1,437
Acquisitions of related businesses, net of cash acquired	(184,849)	—

Net cash used in investing activities	(96,977)	(259)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal repayments of long-term debt	(2,517)	(10,176)
Principal repayments under capital leases	(337)	(335)
Proceeds from issuance of long-term borrowings	80,000	—
Proceeds from exercise of stock options, net of repurchases	205	—
Repayments of shareholder loans	104	225
Other financing costs	(2,581)	(38)

Net cash provided by (used in) financing activities	74,874	(10,324)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(20,901)	(20,640)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	72,901	42,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$52,000	$21,596

Cash paid (refunded) during the period:
Interest	$14,177	$18,629

Taxes	$200	$(46)

See Notes to Consolidated Financial Statements

NOTE 1—BASIS OF PRESENTATION

Unaudited Consolidated Financial Statements

The accompanying consolidated financial statements include the accounts of The Pantry, Inc. and its wholly owned subsidiaries (the “Company”). All inter-company transactions and balances have been eliminated in consolidation. Transactions and balances of each of these wholly owned subsidiaries are immaterial to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The interim consolidated financial statements have been prepared from the accounting records of The Pantry, Inc. and its subsidiaries and all amounts at December 25, 2003 and for the three months ended December 25, 2003 and December 26, 2002 are unaudited. References herein to “The Pantry” or “the Company” include all subsidiaries. Pursuant to Regulation S-X, certain information and note disclosures normally included in annual financial statements have been condensed or omitted. The information furnished reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented, and which are of a normal, recurring nature.

We suggest that these interim financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended September 25, 2003, as amended.

Our results of operations for the three months ended December 25, 2003 and December 26, 2002 are not necessarily indicative of results to be expected for the full fiscal year. Additionally, on October 16, 2003 we acquired 138 convenience stores operating under the Golden Gallon® banner. See Note 2 for further discussion of this acquisition. The convenience store industry in our marketing areas generally experiences higher levels of revenues and profit margins during the summer months than during the winter months. As a result, we have historically achieved higher revenues and earnings in our third and fourth quarters.

Accounting Period

We operate on a 52-53 week fiscal year ending on the last Thursday in September. Our 2004 fiscal year ends on September 30, 2004 and is a 53 week year. Fiscal 2003 was a 52 week year.

The Pantry

As of December 25, 2003, we operated 1,385 convenience stores located in Florida (472), North Carolina (328), South Carolina (240), Tennessee (103), Georgia (101), Mississippi (52), Kentucky (38), Virginia (30), Indiana (13), and Louisiana (8). Our stores offer a broad selection of merchandise, gasoline and ancillary products and services designed to appeal to the convenience needs of our customers, including gasoline, car care products and services, tobacco products, beer, soft drinks, self-service fast food and beverages, publications, dairy products, groceries, health and beauty aids, money orders and other ancillary services. In our Florida, Georgia, Kentucky, Virginia, Louisiana, South Carolina and Indiana stores, we also sell lottery products. Self-service gasoline is sold at 1,359 locations, 965 of which sell gasoline under major oil company brand names including Amoco®, BP®, Chevron®, Citgo®, Mobil®, Shell®, Exxon® and Texaco®.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) 46, Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51. This interpretation provides guidance related to identifying variable interest entities (previously known as special purpose entities or SPEs) and determining whether such entities should be consolidated. Certain disclosures are required if it is reasonably possible that a company will consolidate or disclose information about a variable interest entity when it initially applies FIN 46. This interpretation will be effective for the Company’s second quarter ending March 25, 2004. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN 46 will not have any impact on our results of operations and financial condition. However, if the Company enters into any such arrangement with a variable interest entity in the future (or an entity with which we currently have a relationship is reconsidered based on guidance in FIN 46 to be a variable interest entity), the Company’s results of operations and financial condition will be impacted.

Change in Accounting Estimate

Effective March 28, 2003 we accelerated the depreciation on certain assets related to our gasoline and store branding. These changes were the result of our gasoline brand consolidation project which will result in either updating or changing the image of the majority of our stores within the next two years. Accordingly, we reassessed the remaining useful lives of these assets based on our plans and recorded an increase in depreciation expense of $600 thousand during the three months ended December 25, 2003. This additional expense had an impact on net income of $400 thousand and reduced earnings per share – basic and diluted by $0.02 per share.

Stock-Based Compensation

The Company’s stock option plans are described more fully in Note 10. The Company accounts for stock options under the intrinsic value method recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Three Months Ended
	December 25, 2003	December 26, 2002
Net income (in thousands):
As reported	$4,937	$1,438
Deduct—Total stock-based compensation expense determined under fair value method for all awards, net of tax	(125)	(74)

Pro forma	$4,812	$1,364

Basic earnings per share:
As reported	$0.27	$0.08
Pro forma	$0.26	$0.08
Diluted earnings per share:
As reported	$0.24	$0.08
Pro forma	$0.24	$0.08

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended
	December 25, 2003	December 26, 2002
Weighted-average grant date fair value	$6.28	$0.67
Weighted-average expected lives (years)	2.00	2.00
Weighted-average grant date fair value-exercise price equals market price	$6.28	$0.67
Weighted-average grant date fair value-exercise price greater than market price	—	—
Risk-free interest rate	1.8%	1.8%
Expected volatility	77%	70%
Dividend yield	0.00%	0.00%

Due to the factors (assumptions) described above, the above pro forma disclosures are not necessarily representative of pro forma effects on reported net income for future years.

NOTE 2—ACQUISITION OF RELATED BUSINESS

On October 16, 2003, we completed the acquisition of 138 convenience stores operating under the Golden Gallon® banner from Ahold USA, Inc. operating in Tennessee and Georgia. The acquired assets include 138 operating convenience stores, 131 of which are fee-owned stores, a dairy plant and related assets, a fuel hauling operation, corporate headquarters buildings and 25 undeveloped sites. Other than the dairy plant and related assets, the fuel hauling operation and the corporate headquarters buildings, the Company intends to use the acquired assets in the convenience store retail business. Simultaneous with the closing, the Company sold the dairy plant and related assets and the fuel hauling operation to existing suppliers of the Company.

The acquisition was structured as two simultaneous transactions, whereby 114 of the 131 fee-owned stores were purchased and financed through a $94.5 million sale/leaseback transaction, and the Golden Gallon® operations and the balance of the real estate assets were purchased with cash. The Company funded the second transaction with $80 million of debt through borrowings under an amendment to the Company’s existing senior secured credit facility, see Note 5, and available cash.

The following purchase price allocations for the Golden Gallon® acquisition are preliminary estimates, based on available information and certain assumptions management believes to be are reasonable. Accordingly, such purchase price allocations are subject to finalization. The allocations are based on the fair values on the date of the acquisition (amounts in thousands):

Assets Acquired:
Receivables	$1,080
Inventories	10,018
Prepaid expenses	116
Property held for sale	101,021
Property and equipment	31,366
Other noncurrent assets	432

Total assets	144,033
Liabilities Assumed:
Accounts payable	(11,436)
Other accrued liabilities	(9,240)

Total liabilities	(20,676)
Net tangible assets acquired	123,357

Trademarks	2,800
Goodwill	59,173

Total consideration paid, including direct costs, net of cash acquired	$185,330

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and the acquired assets as if the transaction occurred at the beginning of the fiscal year for each of the periods presented (amounts in thousands, except per share data):

	Three Months Ended
	December 25, 2003	December 26, 2002
Total revenues	$773,597	$740,828
Net income before cumulative effect adjustment	5,454	7,181
Net income	5,454	3,699
Earnings per share before cumulative effect adjustment:
Basic	$0.30	$0.40

Diluted	$0.27	$0.40

Earnings per share:
Basic	$0.30	$0.20

Diluted	$0.27	$0.20

The unaudited pro forma information set forth above is presented for informational purposes only. In management’s opinion, the unaudited pro forma information set forth above is not necessarily indicative of actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 2003 or fiscal 2004, or of future operations of the Company.

NOTE 3—INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method, except for gasoline inventories for which cost is determined using the weighted average cost method. Inventories consisted of the following (amounts in thousands):

	December 25, 2003	September 25, 2003
Inventories at cost:
Merchandise	$83,010	$74,483
Gasoline	23,582	20,996

Less adjustment to LIFO cost:
Merchandise	(11,598)	(11,323)

Inventories at LIFO cost	$94,994	$84,156

NOTE 4—ENVIRONMENTAL LIABILITIES AND OTHER CONTINGENCIES

As of December 25, 2003, we were contingently liable for outstanding letters of credit in the amount of $30.7 million primarily related to several self-insured programs, vendor contract terms and regulatory requirements. The letters of credit are not to be drawn against unless we default on the timely payment of related liabilities.

We are involved in certain legal actions arising in the normal course of business. In the opinion of management, based on a review of such legal proceedings, we believe the ultimate outcome of these actions will not have a material effect on the consolidated financial statements.

Environmental Liabilities and Contingencies

We are subject to various federal, state and local environmental laws. We make financial expenditures in order to comply with regulations governing underground storage tanks adopted by federal, state and local regulatory agencies. In particular, at the federal level, the Resource Conservation and Recovery Act of 1976, as amended, requires the EPA to establish a comprehensive regulatory program for the detection, prevention and cleanup of leaking underground storage tanks.

Federal and state regulations require us to provide and maintain evidence that we are taking financial responsibility for corrective action and compensating third parties in the event of a release from our underground storage tank systems. In order to comply with these requirements, as of December 25, 2003, we maintain letters of credit in the aggregate amount of approximately $1.2 million in favor of state environmental agencies in North Carolina, South Carolina, Virginia, Georgia, Indiana, Tennessee, Kentucky and Louisiana. We also rely upon the reimbursement provisions of applicable state trust funds. In Florida, we meet our financial responsibility requirements by state trust fund coverage through December 31, 1998 and meet such requirements thereafter through private commercial liability insurance. In Georgia, we meet our financial responsibility requirements by state trust fund coverage through December 29, 1999 and meet such requirements thereafter through private commercial liability insurance and a letter of credit. In Mississippi, we meet our financial responsibility requirements through coverage under the state trust fund.

Regulations enacted by the EPA in 1988 established requirements for:

•	installing underground storage tank systems;

•	upgrading underground storage tank systems;

•	taking corrective action in response to releases;

•	closing underground storage tank systems;

•	keeping appropriate records; and

•	maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases.

These regulations permit states to develop, administer and enforce their own regulatory programs, incorporating requirements which are at least as stringent as the federal standards. In 1998, Florida developed their own regulatory program, which incorporated requirements more stringent than the 1988 EPA regulations. We believe our facilities in Florida meet or exceed those regulations developed by the State of Florida in 1998. We believe all company-owned underground storage tank systems are in material compliance with these 1988 EPA regulations and all applicable state environmental regulations.

All states in which we operate or have operated underground storage tank systems have established trust funds for the sharing, recovering and reimbursing of certain cleanup costs and liabilities incurred as a result of releases from underground storage tank systems. These trust funds, which essentially provide insurance coverage for the cleanup of environmental damages caused by the operation of underground storage tank systems, are funded by an underground storage tank registration fee and a tax on the wholesale purchase of motor fuels within each state. We have paid underground storage tank registration fees and gasoline taxes to each state where we operate to participate in these trust fund programs. We have filed claims and received reimbursements in North Carolina, South Carolina, Kentucky, Indiana, Georgia, Florida, Tennessee, Mississippi and Virginia. The coverage afforded by each state fund varies but generally provides up to $1.0 million per site or occurrence for the cleanup of environmental contamination, and most provide coverage for third-party liabilities. Costs for which we do not receive reimbursement include:

•	the per-site deductible;

•	costs incurred in connection with releases occurring or reported to trust funds prior to their inception;

•	removal and disposal of underground storage tank systems; and

•	costs incurred in connection with sites otherwise ineligible for reimbursement from the trust funds.

The trust funds generally require us to pay deductibles ranging from $5 thousand to $150 thousand per occurrence depending on the upgrade status of our underground storage tank system, the date the release is discovered and/or reported and the type of cost for which reimbursement is sought. The Florida trust fund will not cover releases first reported after December 31, 1998. We obtained private insurance coverage for remediation and third party claims arising out of releases reported after December 31, 1998. We believe that this coverage exceeds federal and Florida financial responsibility regulations. In Georgia, we opted not to participate in the state trust fund effective December 30, 1999. We obtained private coverage for remediation and third party claims arising out of releases reported after December 29, 1999. We believe that this coverage exceeds federal and Georgia financial responsibility regulations.

In addition to immaterial amounts to be spent by The Pantry, a substantial amount will be expended for remediation on behalf of The Pantry by state trust funds established in The Pantry’s operating areas or other responsible third parties (including insurers). To the extent such third parties do not pay for remediation as anticipated by The Pantry, The Pantry will be obligated to make such payments, which could materially adversely affect The Pantry’s financial condition and results of operations. Reimbursement from state trust funds will be dependent upon the maintenance and continued solvency of the various funds.

Environmental reserves of $14.2 million and $13.8 million as of December 25, 2003 and September 25, 2003, respectively, represent our estimates for future expenditures for remediation, tank removal and litigation associated with 259 and 236 known contaminated sites, respectively, as a result of releases (e.g., overfills, spills and underground storage tank releases) and are based on current regulations, historical results and certain other factors. We estimate that approximately $13.0 million of our environmental obligation will be funded by state trust funds and third party insurance, as a result we may spend up to $1.2 million for remediation. Also, as of December 25, 2003 and September 25, 2003 there were an additional 495 and 487 sites, respectively, that are known to be contaminated sites that are being remediated by third parties and therefore the costs to remediate such sites are not included in our environmental reserve. Remediation costs for known sites are expected to be incurred over the next one to ten years. Environmental reserves have been established on an undiscounted basis with remediation costs based on internal and external estimates for each site. Future remediation costs for amounts of deductibles under, or amounts not covered by, state trust fund programs and third party insurance arrangements and for which the timing of payments can be reasonably estimated are discounted using a ten-percent rate.

The Pantry anticipates that it will be reimbursed for expenditures from state trust funds and private insurance. As of December 25, 2003, anticipated reimbursements of $15.6 million are recorded as long-term environmental receivables and $3.2 million are recorded as current receivables related to all sites. In Florida, remediation of such contamination reported before January 1, 1999 will be performed by the state (or state-approved independent contractors) and substantially all of the remediation costs, less any applicable deductibles, will be paid by the state trust fund. The Pantry will perform remediation in other states through independent contractor firms engaged by The Pantry. For certain sites the trust fund does not cover a deductible or has a co-pay which may be less than the cost of such remediation. Although The Pantry is not aware of releases or contamination at other locations where it currently operates or has operated stores, any such releases or contamination could require substantial remediation expenditures, some or all of which may not be eligible for reimbursement from state trust funds.

Several of the locations identified as contaminated are being remediated by third parties who have indemnified The Pantry as to responsibility for clean up matters. Additionally, The Pantry is awaiting closure notices on several other locations which will release The Pantry from responsibility related to known contamination at those sites. These sites continue to be included in our environmental reserve until a final closure notice is received.

NOTE 5—LONG-TERM DEBT

Long-term debt consisted of the following (amounts in thousands):

	December 25, 2003	September 25, 2003
Senior subordinated notes payable; due October 15, 2007; interest payable semi-annually at 10.25%	$200,000	$200,000
First lien term loan; interest payable monthly at LIBOR plus 4.25%; principal due in quarterly installments through March 31, 2007, net of unamortized original issue discount of $3,105	324,895	247,153
Second lien term loan; interest payable monthly at LIBOR plus 6.5%; principal due in full on March 31, 2007, net of unamortized original issue discount of $636	50,364	50,318
Other notes payable; various interest rates and maturity dates	81	98

Total long-term debt	575,340	497,569
Less—current maturities	(32,953)	(27,558)

Long-term debt, net of current maturities	$542,387	$470,011

On October 16, 2003, we entered into an amendment to our senior credit facility to increase the borrowings under the first lien term loan by $80.0 million. The proceeds from the amendment to the term loan were used to fund the Golden Gallon® acquisition. We incurred approximately $2.5 million in costs associated with the amendment, which were deferred and will be amortized over the agreements’ term. On November 4, 2003, we increased our revolving credit facility by $4.0 million to $56.0 million.

At December 25, 2003, our senior credit facility consists of a $56.0 million revolving credit facility, which expires March 31, 2007 and bears interest at a rate of LIBOR plus 4.25%, and $375.3 million in outstanding term loans. Our senior credit facility is secured by substantially all of our assets, other than our leased real property and is guaranteed by our subsidiaries. Our revolving credit facility is available for working capital financing, general corporate purposes and issuing commercial and standby letters of credit. As of December 25, 2003, there were no outstanding borrowings under the revolving credit facility and we had approximately $30.7 million of standby letters of credit issued under the facility. Therefore, we had approximately $25.3 million in available borrowing capacity. Furthermore, the revolving credit facility limits our total outstanding letters of credit to $45.0 million. The LIBOR associated with our senior credit facility resets periodically and has certain LIBOR floors. As of December 25, 2003, the effective LIBOR rate was 1.75% for the first lien term loan and 1.50% for the second lien term loan.

The remaining annual maturities of our long-term debt are as follows (amounts in thousands):

Year Ended September:
2004	32,083
2005	19,927
2006	32,094
2007	291,236
2008	200,000

Total long-term debt	$575,340

As of December 25, 2003, we were in compliance with all covenants and restrictions relating to all outstanding borrowings and substantially all of our net assets are restricted as to payment of dividends and other distributions.

NOTE 6—DERIVATIVE FINANCIAL INSTRUMENTS

We enter into interest rate swap agreements to modify the interest rate characteristics of our outstanding long-term debt and have designated each qualifying instrument as a cash flow hedge. We formally document our hedge relationships, including identifying the hedge instruments and hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. At hedge inception, and at least quarterly thereafter, the Company assesses whether derivatives used to hedge transactions are highly effective in offsetting changes in the cash flow of the hedged item. We measure effectiveness by the ability of the interest rate swaps to offset cash flows associated with changes in the variable LIBOR rate associated with our term loan facilities using the hypothetical derivative method. To the extent the instruments are considered to be effective, changes in fair value are recorded as a component of other comprehensive income (loss). To the extent there is any hedge ineffectiveness, changes in fair value relating to the ineffective portion are immediately recognized in earnings (interest expense). When it is determined that a derivative ceases to be a highly effective hedge, we discontinue hedge accounting, and subsequent changes in fair value of the hedge instrument are recognized in earnings. Interest income was $755 thousand and $219 thousand for the first quarter of fiscal 2004 and fiscal 2003, respectively, for the mark-to-market adjustment of those instruments that do not qualify for hedge accounting.

The fair values of our interest rate swaps are obtained from dealer quotes. These values represent the estimated amount we would receive or pay to terminate the agreement taking into consideration the difference between the contract rate of interest and rates currently quoted for agreements of similar terms and maturities. At December 25, 2003, other accrued liabilities and other noncurrent liabilities include derivative liabilities of $500 thousand and $1.2 million, respectively. At September 25, 2003, other accrued liabilities and other noncurrent liabilities include derivative liabilities of $1.5 million and $1.4 million, respectively. Cash flow hedges at December 25, 2003 have various settlement dates, the latest of which are April 2006 interest rate swaps.

NOTE 7—COMPREHENSIVE INCOME

The components of comprehensive income, net of related taxes, for the periods presented are as follows (amounts in thousands):

	Three Months Ended
	December 25, 2003	December 26, 2002
Net income	$4,937	$1,438

Other comprehensive income:
Cumulative effect of adoption of SFAS No. 133 (net of deferred income taxes of $— and $33, respectively)	—	51
Net unrealized gains on qualifying cash flow hedges (net of deferred income taxes of $174 and $517, respectively)	278	826

Other comprehensive income	278	877

Comprehensive income	$5,215	$2,315

The components of unrealized gains on qualifying cash flow hedges, net of related taxes, for the periods presented are as follows (amounts in thousands):

	Three Months Ended
	December 25, 2003	December 26, 2002
Unrealized gains on qualifying cash flow hedges	$456	$1,789
Less: Reclassification adjustment recorded as interest expense	(178)	(963)

Net unrealized gains on qualifying cash flow hedges	$278	$826

Accumulated other comprehensive deficit, net of related income taxes, is composed of unrealized losses on qualifying cash flow hedges of $(412) thousand and $(690) thousand as of December 25, 2003 and September 25, 2003, respectively.

NOTE 8—ASSET RETIREMENT OBLIGATION

Effective September 27, 2002, we adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, and, as a result, we recognize the future cost to remove an underground storage tank over the estimated useful life of the storage tank in accordance with SFAS No. 143. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. We will amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks.

The estimated liability is based on historical experience in removing these tanks, estimated tank useful lives, external estimates as to the cost to remove the tanks in the future and federal and state regulatory requirements. The liability is a discounted liability using a credit-adjusted risk-free rate of approximately 9%. Revisions to the liability could occur due to changes in tank removal costs, tank useful lives or if federal and/or state regulators enact new guidance on the removal of such tanks.

Upon adoption, we recorded a discounted liability of $8.4 million, which is included in other noncurrent liabilities, increased net property and equipment by $2.7 million and recognized a one-time cumulative effect adjustment of $3.5 million (net of deferred income tax benefit of $2.2 million). We will amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining lives of the respective underground storage tanks.

A reconciliation of the Company’s liability is as follows (in thousands):

	Three Months Ended
	December 25, 2003	December 26, 2002
Beginning balance	$9,240	$8,443
Liabilities incurred	1	—
Liabilities settled	(118)	—
Accretion expense	183	134

Ending balance	$9,306	$8,577

NOTE 9—INTEREST EXPENSE

The components of interest expense are as follows (amounts in thousands):

	Three Months Ended
	December 25, 2003	December 26, 2002
Interest on long-term debt	$11,137	$9,379
Amortization of deferred financing costs	853	585
Interest rate swap settlements	1,351	2,475
Interest on capital lease obligations	553	547
Fair market value change in non-qualifying derivatives	(755)	(219)
Miscellaneous	2	6

Total interest expense	$13,141	$12,773

NOTE 10—STOCK OPTIONS AND OTHER EQUITY INSTRUMENTS

On January 1, 1998, we adopted an incentive and non-qualified stock option plan. Pursuant to the provisions of the plan, options may be granted to officers, key employees, consultants and certain members of the board of directors to purchase up to 1,275,000 shares of common stock. On June 3, 1999, we adopted a new 1999 stock option plan providing for the grant of incentive stock options and non-qualified stock options to officers, directors, employees and consultants, with provisions similar to the 1998 stock option plan and up to 3,825,000 shares of the Company’s common stock available for grant. The plans are administered by the board of directors or a committee of the board of directors. Options are granted at prices determined by the board of directors and may be exercisable in one or more installments. All options granted vest over a three-year period, with one-third of each grant vesting on the anniversary of the initial grant and have contractual lives of seven years. Additionally, the terms and conditions of awards under the plans may differ from one grant to another. Under the plans, incentive stock options may only be granted to employees with an exercise price at least equal to the fair market value of the related common stock on the date the option is granted. Fair values are based on the most recent common stock sales.

On January 15, 2003, the board of directors amended the 1999 plan to increase the number of shares of common stock that may be issued under the plan by 882,505 shares. This number of shares corresponded to the number of shares that remained available at that time for issuance under the 1998 plan, which the board of directors terminated (except for the purpose of continuing to govern options outstanding under that plan) on January 15, 2003.

Activity for stock options issued under the 1999 plan for the three months ended December 25, 2003 and December 26, 2002 is as follows:

	Three Months Ended
	December 25, 2003	December 26, 2002
Granted	219,000	355,000
Exercised	50,029	—
Forfeited	14,167	110,910
Expired	—	—

The following table summarizes information about stock options outstanding at December 25, 2003:

Date Granted	Exercise Prices	Number Outstanding at December 25, 2003	Weighted- Average Remaining Contractual Life	Number of Options Exercisable
1/1/98	$8.82	242,607	4 years	242,607
8/25/98	$11.27	78,285	5 years	78,285
6/8/99, 9/30/99	$13.00	129,000	3 years	129,000
12/29/00	$10.00	232,334	4 years	154,889
11/26/01	$5.12	130,435	5 years	86,956
3/26/02	$4.00	20,000	5 years	6,667
10/22/02	$1.66	20,000	6 years	6,667
11/13/02	$1.70	319,035	6 years	106,345
1/6/03	$3.97	35,000	6 years	—
3/25/03	$4.50	25,000	6 years	—
7/23/03	$8.09	10,000	7 years	—
10/22/03	$14.80	219,000	7 years	—

	Total	1,460,696		811,416

The weighted average exercise price is $8.16 and $8.52 for options outstanding and options exercisable, respectively, as of December 25, 2003.

In December 1996, in connection with its purchase of 17,500 shares of Series B preferred stock, Freeman Spogli acquired warrants to purchase 2,346,000 shares of common stock. The fair value of the warrants at date of issuance approximated $600 thousand and is included in additional paid-in capital. On December 9, 2003, Freeman Spogli exercised the warrants to purchase 2,346,000 shares of common stock at an exercise price of $7.45 per share. The exercise was cashless whereby shares of common stock received were reduced by the number of shares having an aggregate fair market value equal to the exercise price, or approximately $17.5 million. The aggregate fair market value was based on the average closing price on each of the ten days prior to December 9, 2003, or $23.68 per share. Consequently, upon exercise Freeman Spogli received 1,607,855 shares of common stock.

NOTE 11—EARNINGS PER SHARE

We compute earnings per share data in accordance with the requirements of SFAS No. 128, Earnings Per Share. Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding warrants and stock options using the “treasury stock” method.

The following table reflects the calculation of basic and diluted earnings per share (dollars in thousands, except per share data):

	Three Months Ended
	December 25, 2003	December 26, 2002
Net income before cumulative effect adjustment	$4,937	$4,920
Cumulative effect adjustment	—	(3,482)

Net income	$4,937	$1,438

Earnings per share—basic:
Weighted average shares outstanding	18,407	18,108

Income per share before cumulative effect adjustment—basic	$0.27	$0.27
Loss per share on cumulative effect adjustment—basic	—	(0.19)

Net income per share—basic	$0.27	$0.08

Earnings per share—diluted:
Weighted average shares outstanding	18,407	18,108
Dilutive impact of options and warrants outstanding	1,962	53

Weighted average shares and potential dilutive shares outstanding	20,368	18,161

Income per share before cumulative effect adjustment—diluted	$0.24	$0.27
Loss per share on cumulative effect adjustment—diluted	—	(0.19)

Net income per share—diluted	$0.24	$0.08

Options and warrants to purchase shares of common stock that were not included in the computation of diluted earnings per share, because their inclusion would have been antidilutive, were 3.4 million for the three months ended December 26, 2002. There were no options or warrants to purchase shares of common stock that were not included in the computation of diluted earnings per share for the three months ended December 25, 2003.

NOTE 12—GUARANTOR SUBSIDIARIES

The Company has two wholly owned subsidiaries, R. & H. Maxxon, Inc. and Kangaroo, Inc. (the “Guarantor Subsidiaries”) that are guarantors of the Company’s first lien term loan, second lien term loan and revolving credit facility. Kangaroo, Inc. is also a guarantor of the Company’s subordinated notes. The guarantees are joint and several in addition to full and unconditional. The Guarantor Subsidiaries do not conduct any operations and do not have significant assets. The Guarantor Subsidiaries comprise all direct and indirect subsidiaries of the Company. Combined financial information for the Guarantor Subsidiaries is as follows:

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING BALANCE SHEETS

December 25, 2003

(Dollars in thousands)

	The Pantry (Issuer)	Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$52,000	$—	$—	$52,000
Receivables, net	31,567	—	—	31,567
Inventories	94,994	—	—	94,994
Prepaid expenses	5,660	2	—	5,662
Property held for sale	5,653	—	—	5,653
Deferred income taxes	4,334	—	—	4,334

Total current assets	194,208	2	—	194,210

Investment in subsidiaries	40,722	—	(40,722)	—

Property and equipment, net	420,359	—	—	420,359

Other assets:
Goodwill	337,452	—	—	337,452
Deferred financing costs, net	12,485	—	—	12,485
Environmental receivables	15,601	—	—	15,601
Intercompany note receivable	(23,477)	43,872	(20,395)	—
Other	11,806	57	—	11,863

Total other assets	353,867	43,929	(20,395)	377,401

Total assets	$1,009,156	$43,931	$(61,117)	$991,970

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT):
Current liabilities:
Current maturities of long-term debt	$32,953	$—	$—	$32,953
Current maturities of capital lease obligations	1,375	—	—	1,375
Accounts payable	86,274	—	—	86,274
Accrued interest	10,792	—	—	10,792
Accrued compensation and related taxes	10,179	—	—	10,179
Other accrued taxes	12,059	—	—	12,059
Accrued insurance	13,442	—	—	13,442
Other accrued liabilities	12,386	—	(63)	12,323

Total current liabilities	179,460	—	(63)	179,397

Long-term debt	542,387	—	—	542,387

Other liabilities:
Environmental reserves	14,247	—	—	14,247
Deferred income taxes	53,107	—	—	53,107
Deferred revenue	37,492	—	—	37,492
Capital lease obligations	15,442	—	—	15,442
Intercompany note payable	17,124	3,207	(20,331)	—
Other noncurrent liabilities	15,708	1	—	15,709

Total other liabilities	153,120	3,208	(20,331)	135,997

SHAREHOLDERS’ EQUITY:
Common stock	199	523	(523)	199
Additional paid-in capital	128,190	40,552	(40,552)	128,190
Shareholder loans	(69)	—	—	(69)
Accumulated comprehensive deficit	(412)	—	—	(412)
Accumulated earnings (deficit)	6,281	(352)	352	6,281

Total shareholders’ equity	134,189	40,723	(40,723)	134,189

Total liabilities and shareholders’ equity	$1,009,156	$43,931	$(61,117)	$991,970

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS

Three Months Ended December 25, 2003

(Dollars in thousands)

	The Pantry (Issuer)	Total Guarantor Subsidiaries	Eliminations	Total
Revenues:
Merchandise sales	$270,025	$—	$—	$270,025
Gasoline sales	474,292	—	—	474,292
Commissions	7,019	—	—	7,019

Total revenues	751,336	—	—	751,336

Cost of sales:
Merchandise	177,617	—	—	177,617
Gasoline	433,356	—	—	433,356

Total cost of sales	610,973	—	—	610,973

Gross profit	140,363	—	—	140,363

Operating expenses:
Operating, general and administrative expenses	105,379	—	—	105,379
Depreciation and amortization	14,075	—	—	14,075

Total operating expenses	119,454	—	—	119,454

Income from operations	20,909	—	—	20,909

Equity in earnings of subsidiaries	—	—	—	—

Other income (expense):
Interest expense	(13,141)	—	—	(13,141)
Miscellaneous	261	—	—	261

Total other expense	(12,880)	—	—	(12,880)

Income before income taxes	8,029	—	—	8,029
Income tax expense	(3,092)	—	—	(3,092)

Net income	$4,937	$—	$—	$4,937

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS

Three Months Ended December 25, 2003

(Dollars in thousands)

	The Pantry (Issuer)	Guarantor Subsidiary	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$4,937	$—	$—	$4,937
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,075	—	—	14,075
Provision for deferred income taxes	3,092	—	—	3,092
Gain on sale of property and equipment	(215)		—	(215)
Impairment of long-lived assets	323	—	—	323
Fair market value change in non-qualifying derviatives	(756)	—	—	(756)
Provision for closed stores	397	—	—	397
Amortization of deferred loan costs	853			853
Amortization of long-term debt discount	288			288
Changes in operating assets and liabilities, net:				—
Receivables	(555)	—	—	(555)
Inventories	(820)	—	—	(820)
Prepaid expenses	780	—	—	780
Other noncurrent assets	(58)	—	—	(58)
Accounts payable	(4,047)	—	—	(4,047)
Other current liabilities and accrued expenses	(13,938)	—	—	(13,938)
Reserves for environmental expenses	(107)	—	—	(107)
Other noncurrent liabilities	(3,047)	—	—	(3,047)

Net cash provided by operating activities	1,202	—	—	1,202

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property held for sale	(513)	—	—	(513)
Additions to property and equipment	(9,336)	—	—	(9,336)
Proceeds from sale of property held for sale	95,737	—	—	95,737
Proceeds from sale of property and equipment	1,984	—	—	1,984
Acquisitions of related businesses, net of cash acquired	(184,849)	—	—	(184,849)

Net cash used in investing activities	(96,977)	—	—	(96,977)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal repayments of long-term debt	(2,517)	—	—	(2,517)
Principal repayments under capital leases	(337)	—	—	(337)
Proceeds from issuance of long-term borrowings	80,000	—	—	80,000
Proceeds from exercise of stock options, net of repurchases	205	—	—	205
Repayments of shareholder loans	104	—	—	104
Other financing costs	(2,581)	—	—	(2,581)

Net cash provided by financing activities	74,874	—	—	74,874

Net decrease in cash	(20,901)	—	—	(20,901)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	72,901	—	—	72,901

CASH & CASH EQUIVALENTS, END OF YEAR	$52,000	$—	$—	$52,000

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING BALANCE SHEETS

September 25, 2003

(Dollars in thousands)

	The Pantry (Issuer)	Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$72,901	$—	$—	$72,901
Receivables, net	30,423	—	—	30,423
Inventories	84,156	—	—	84,156
Prepaid expenses	6,324	2	—	6,326
Property held for sale	2,013	—	—	2,013
Deferred income taxes	4,334	—	—	4,334

Total current assets	200,151	2	—	200,153

Investment in subsidiaries	40,723	—	(40,723)	—

Property and equipment, net	400,609	—	—	400,609

Other assets:
Goodwill	278,629	—	—	278,629
Deferred financing costs, net	10,757	—	—	10,757
Environmental receivables	15,109	—	—	15,109
Intercompany note receivable	(23,477)	43,872	(20,395)	—
Other	8,851	57	—	8,908

Total other assets	289,869	43,929	(20,395)	313,403

Total assets	$931,352	$43,931	$(61,118)	$914,165

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Current maturities of long-term debt	$27,558	$—	$—	$27,558
Current maturities of capital lease obligations	1,375	—	—	1,375
Accounts payable	78,885	—	—	78,885
Accrued interest	11,924	—	—	11,924
Accrued compensation and related taxes	12,840	—	—	12,840
Other accrued taxes	16,510	—	—	16,510
Accrued insurance	12,293	—	—	12,293
Other accrued liabilities	21,379	—	(65)	21,314

Total current liabilities	182,764	—	(65)	182,699

Long-term debt	470,011	—	—	470,011

Other liabilities:
Environmental reserves	13,823	—	—	13,823
Deferred income taxes	50,015	—	—	50,015
Deferred revenue	37,251	—	—	37,251
Capital lease obligations	15,779	—	—	15,779
Intercompany note payable	17,124	3,208	(20,332)	—
Other noncurrent liabilities	15,920	2	—	15,922

Total other liabilities	149,912	3,210	(20,332)	132,790

SHAREHOLDERS’ EQUITY:
Common stock	182	523	(523)	182
Additional paid-in capital	128,002	40,551	(40,551)	128,002
Shareholder loans	(173)	—	—	(173)
Accumulated comprehensive deficit	(690)	—	—	(690)
Accumulated earnings (deficit)	1,344	(353)	353	1,344

Total shareholders’ equity	128,665	40,721	(40,721)	128,665

Total liabilities and shareholders’ equity	$931,352	$43,931	$(61,118)	$914,165

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS

Three Months Ended December 26, 2002

(Dollars in thousands)

	The Pantry (Issuer)	Total Guarantor Subsidiaries	Eliminations	Total
Revenues:
Merchandise sales	$242,340	$—	$—	$242,340
Gasoline sales	401,933	—	—	401,933
Commissions	6,704	—	—	6,704

Total revenues	650,977	—	—	650,977

Cost of sales:
Merchandise	162,567	—	—	162,567
Gasoline	362,419	—	—	362,419

Total cost of sales	524,986	—	—	524,986

Gross profit	125,991	—	—	125,991

Operating expenses:
Operating, general and administrative expenses	93,141	—	—	93,141
Depreciation and amortization	12,507	—	—	12,507

Total operating expenses	105,648	—	—	105,648

Income from operations	20,343	—	—	20,343

Equity in earnings of subsidiaries	—	—	—	—

Other income (expense):
Interest expense	(12,773)	—	—	(12,773)
Miscellaneous	434	—	—	434

Total other expense	(12,339)	—	—	(12,339)

Income before income taxes	8,004	—	—	8,004
Income tax expense	(3,084)	—	—	(3,084)

Income before cumulative effect adjustment	4,920	—	—	4,920
Cumulative effect adjustment	(3,482)	—		(3,482)

Net income	$1,438	$—	$—	$1,438

THE PANTRY, INC. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENTS OF CASH FLOWS

Three Months Ended December 26, 2002

	The Pantry (Issuer)	Guarantor Subsidiary	Eliminations	Total
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$1,438	$—	$—	$1,438
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,507	—	—	12,507
Provision for deferred income taxes	3,084	—	—	3,084
Loss on sale of property and equipment	202		—	202
Impairment of long-lived assets	75	—	—	75
Fair market value change in non-qualifying derviatives	(219)	—	—	(219)
Provision for closed stores	642	—	—	642
Cumulative effect of change in accounting principle	3,482	—	—	3,482
Amortization of deferred loan costs	585	—	—	585
Changes in operating assets and liabilities, net:
Receivables	180	—	—	180
Inventories	4,728	—	—	4,728
Prepaid expenses	(920)	—	—	(920)
Other noncurrent assets	134	—	—	134
Accounts payable	(13,530)	—	—	(13,530)
Other current liabilities and accrued expenses	(19,575)	—	—	(19,575)
Reserves for environmental expenses	(53)	—	—	(53)
Other noncurrent liabilities	(2,817)	—	—	(2,817)

Net cash used in operating activities	(10,057)	—	—	(10,057)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property held for sale	(482)	—	—	(482)
Additions to property and equipment	(2,400)	—	—	(2,400)
Proceeds from sale of property held for sale	1,186	—	—	1,186
Proceeds from sale of property and equipment	1,437	—	—	1,437

Net cash used in investing activities	(259)	—	—	(259)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal repayments of long-term debt	(10,176)	—	—	(10,176)
Principal repayments under capital leases	(335)	—	—	(335)
Repayments of shareholder loans	225	—	—	225
Other financing costs	(38)	—	—	(38)

Net cash used in financing activities	(10,324)	—	—	(10,324)

Net decrease in cash	(20,640)	—	—	(20,640)
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	42,236	—	—	42,236

CASH & CASH EQUIVALENTS, END OF YEAR	$21,596	$—	$—	$21,596

Prospectus (subject to Completion)

THE PANTRY, INC.

OFFER TO EXCHANGE

$250,000,000 principal amount of 7.75% Senior Subordinated Notes due 2014,

which have been registered under the Securities Act,

for any and all of the outstanding 7.75% Senior Subordinated Notes due 2014

Until                     , 2004, all dealers that, buy, sell or trade the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, The Pantry may indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended. Our bylaws provide that The Pantry may indemnify its directors and officers and we have entered into agreements to indemnify our directors to the full extent permitted by law. These agreements, among other things, indemnify our directors for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such person in any action or proceeding, including but not limited to any action by or in the right of The Pantry, on account of services as a director of The Pantry, or as a director or officer of any other company or enterprise to which the person provides services at our request. The Pantry has also purchased liability insurance covering our director and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors or officers pursuant to the foregoing provisions, or otherwise, The Pantry has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by The Pantry of expenses incurred or paid by a director or officer of The Pantry in the successful defense of any action, suit or proceeding, is asserted by such director or officer in connection with the securities being registered, The Pantry will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Pantry’s certificate of incorporation provides that its directors shall not be liable for monetary damages for breach of such director’s fiduciary duty of care to The Pantry and its stockholders except for liability for breach of the director’s duty of loyalty to The Pantry or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. This provision does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal or state securities or environmental laws.

In addition, in the ordinary course of our business we from time to time enter into contracts under which The Pantry and its directors and officers are provided with standard rights of indemnification against liability that they may incur in their capacities as such and in connection with activities performed under the terms of such contracts.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description of Document
1.1	Purchase Agreement, dated February 13, 2004, between The Pantry and the Initial Purchasers.

2.1(1)	Purchase Agreement dated August 25, 2003 by and among The Pantry, Ahold Real Properties LLC, Golden Gallon Holding LLC, Golden Gallon-GA LLC, Golden Gallon-TN LLC, and for limited purposes, Ahold USA, Inc., BI-LO, LLC and BI-LO Brands, Inc.

2.2(1)	List of Exhibits and Schedules omitted from the Purchase Agreement referenced in Exhibit 2.1 above.

2.3(1)	Purchase and Sale Agreement dated October 9, 2003 by and among The Pantry, RI TN 1, LLC, RI TN 2, LLC, RI GA 1, LLC, and Crestnet 1, LLC.

2.4(1)	List of Exhibits omitted from the Purchase and Sale Agreement referenced in Exhibit 2.3 above.

2.5(1)	Form of Lease Agreement between The Pantry and certain parties to the Purchase and Sale Agreement referenced in Exhibit 2.3 above.

2.6(1)	Intellectual Property Transfer and Agreement to be Bound dated October 16, 2003 by and between Koninklijke Ahold N.V. and The Pantry.

2.7(1)	List of Schedules and Exhibits omitted from Intellectual Property Transfer and Agreement to be Bound referenced in Exhibit 2.6 above.

3.1(2)	Amended and Restated Certificate of Incorporation of The Pantry.

3.2(2)	Amended and Restated Bylaws of The Pantry.

4.1(3)	Indenture dated as of October 23, 1997 among The Pantry, Sandhills, Lil’ Champ and United States Trust Company of New York, as Trustee, with respect to the 10 1/4% Senior Subordinated Notes due 2007 (including the form of 10 1/4% Senior Subordinated Notes due 2007).

4.2(2)	Amended and Restated Registration Rights Agreement dated July 2, 1998 among The Pantry, FS Equity Partners III, L.P. (“FSEP III”), FS Equity Partners IV, L.P. (“FSEP IV”), FS Equity Partners International, L.P. (“FSEP International”), Peter J. Sodini, Chase Manhattan Capital, L.P., CB Capital Investors, L.P., and Baseball Partners.

4.3(4)	Amendment No. 1 to the Amended and Restated Registration Rights Agreement dated as of June 1, 1999 among The Pantry, FSEP III, FSEP IV, FSEP International, Chase Manhattan Capital, L.P., CB Capital Investors, L.P., Baseball Partners and Peter J. Sodini.

4.4(5)	Registration Rights Agreement dated December 30, 1996 by and between The Pantry, FSEP III and FSEP International.

4.5	Indenture, dated as of February 19, 2004, among The Pantry, subsidiaries of The Pantry and Wachovia Bank, National Association, as Trustee.

4.6	Form of 7.75% Senior Subordinated Note due 2014 under Rule 144A of the Securities Act (included in Exhibit 4.5).

4.7		Form of 7.75% Senior Subordinated Note due 2014 under Regulation S of the Securities Act (included in Exhibit 4.5).

4.8		Registration Rights Agreement, dated as of February 13, 2004, between The Pantry and the Initial Purchasers.

5.1	*	Opinion of Bingham McCutchen LLP

10.1	(6)(7)	The Pantry, Inc. 1998 Stock Option Plan.

10.2	(2)	Form of Incentive Stock Option Agreement.

10.3	(3)	Stock Purchase Agreement dated October 23, 1997 among The Pantry, FSEP III, FSEP International, CB Capital Investors, L.P. and Peter J. Sodini.

10.4	(3)	Contribution to Capital Agreement dated October 23, 1997 among The Pantry, FSEP III, FSEP International, Chase Manhattan Capital, L.P., and Baseball Partners.

10.5	(8)	Amended and Restated Credit Agreement dated March 12, 2004 among The Pantry, as borrower, R&H Maxxon, Inc. and Kangaroo, Inc., subsidiaries of The Pantry, as guarantors, Wachovia, as administrative agent and lender, Credit Suisse, as syndication agent and lender, Wells Fargo, as documentation agent and lender, and Credit Industriel Et Commercial, Guaranty Bank, IKB Capital Corporation, and Raymond James Bank, FSB as lenders.

10.6	(8)	Amended and Restated Pledge Agreement dated as of March 12, 2004 between The Pantry and R&H Maxxon, Inc. and Kangaroo, Inc., subsidiaries of The Pantry, all as pledgors and Wachovia, as administrative agent.

10.7	(8)	Amended and Restated Security Agreement dated as of March 12, 2004 between The Pantry and R&H Maxxon, Inc. and Kangaroo, Inc., subsidiaries of The Pantry, all as obligors and Wachovia, as administrative agent.

10.8	(3)	Company Trademark Security Agreement dated as of October 23, 1997 between The Pantry and First Union, as administrative agent.

10.9	(3)	Form of Amended and Restated Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing (North Carolina) dated October 23, 1997 among The Pantry, David R. Cannon, as Trustee, and First Union as Agent.

10.10	(3)(7)	Employment Agreement dated October 1, 1997 between Peter J. Sodini and The Pantry.

10.11	(4)(7)	Amendment No. 1 to Employment Agreement between The Pantry and Peter J. Sodini.

10.12	(9)(7)	Amendment No. 2 to Employment Agreement between The Pantry and Peter J. Sodini.

10.13	(11)	Amendment No. 3 to Employment Agreement between The Pantry and Peter J. Sodini.

10.14	(12)	Employment Agreement dated May 2, 2003 between Daniel J. Kelly and The Pantry.

10.15	(12)	Employment Agreement dated May 1, 2003 between Steven J. Ferreira and The Pantry.

10.16	(12)	Employment Agreement dated May 3, 2003 between Joseph A. Krol and The Pantry.

10.17	(12)	Employment Agreement dated May 6, 2003 between David M. Zaborski and The Pantry.

10.18	(12)	Employment Agreement dated May 6, 2003 between Gregory J. Tornberg and The Pantry.

10.19	(3)	Form of Amended and Restated Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (South Carolina) dated October 23, 1997 between The Pantry and First Union, as Agent.

10.20	(3)	Form of Amended and Restated Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Tennessee) dated October 23, 1997 among The Pantry, David R. Cannon, as Trustee, and First Union, as Agent.

10.21	(3)	Form of Amended and Restated Mortgage, Security Agreement, Assignment of Rents and Leases (Kentucky) dated October 23, 1997 between The Pantry and First Union, as Agent.

10.22	(3)	Form of Amended and Restated Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Indiana) dated October 23, 1997 between The Pantry and First Union, as Agent.

10.23	(3)	Form of Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing (Florida) dated October 23, 1997 between Lil’ Champ and First Union, as Agent.

10.24	(3)	Form of Deed to Secure Debt, Security Agreement, and Assignment of Rents (Georgia) dated October 23, 1997 between Lil’ Champ and First Union, as Agent.

10.25	(2)	Form of Subsidiary Guaranty.

10.26	(2)	Form of Subsidiary Security Agreement.

10.27	(2)	Form of Subsidiary Pledge Agreement.

10.28	(2)	Form of Subsidiary Trademark Security Agreement.

10.29	(9)	The Pantry Inc. 1998 Stock Subscription Plan.

10.30	(2)	Form of Stock Subscription Agreement.

10.31	(2)	Stock Purchase Agreement dated July 2, 1998 among The Pantry, FSEP IV and CB Capital Investors, L.P.

10.32	(10)	Distribution Service Agreement dated as of March 29, 1998 among The Pantry, Lil’ Champ and McLane Company, Inc., as amended (asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission).

10.33	(13)	Third Amendment to the Distribution Service Agreement by and among The Pantry, Lil’ Champ Food Stores, Inc. and McLane Company, Inc. dated October 5, 2002 (asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission).

10.34	(5)	Fourth Amendment to the Distribution Service Agreement dated October 16, 2003, by and between The Pantry and McLane Company, Inc. (asterisks located within the exhibit denote information which has been deleted pursuant to confidential treatment filing with the Securities and Exchange Commission).

10.35	(2)	Form of Indemnification Agreement.

10.36	(2)	Common Stock Purchase Warrant dated December 30, 1996.

10.37	(2)	Common Stock Purchase Warrant dated December 30, 1996.

10.38	(2)	1999 Stock Option Plan.

10.39	(7)(13)	Management and Administrative Incentive Plan.

10.40	(14)	Branded Jobber Contract between The Pantry and BP Products North America Inc. dated as of February 1, 2003, as amended (asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission).

10.41	(14)	Distributor Franchise Agreement between The Pantry and CITGO Petroleum Corporation dated as of August 2000, including Amended and Restated Addendum dated February 11, 2003 (asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission).

10.42	(14)	Letter of Preferability regarding change in Goodwill Impairment test date change from Deloitte & Touche LLP.

10.43	(5)	Letter Agreement dated November 4, 2003 by and among The Pantry, as borrower, R&H Maxxon, Inc. and Kangaroo, Inc., subsidiaries of The Pantry, as guarantors, and Wachovia, as administrative agent and lender.

10.44	(5)(7)	Amendment No. 4 to Employment Agreement between The Pantry and Peter J. Sodini.

12.1	(5)	Statement regarding Computation of Earnings to Fixed Charges Ratio.

21.1	(5)	Subsidiaries of The Pantry.

23.1		Consent of Deloitte & Touche LLP.

23.2		Consent of Deloitte & Touche LLP.

23.3	*	Consent of Bingham McCutchen LLP (included in the opinion filed as Exhibit 5.1).

24.1		Power of Attorney (see Signature Pages).

25.1	*	Statement of Eligibility on Form T-1 of Trustee.

99.1		Form of Letter of Transmittal.

99.2		Form of Notice of Guaranteed Delivery.

99.3		Form of Broker Dealer Letter.

99.4		Form of Letter to Clients.

99.5		Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

*	To be filed by amendment.
(1)	Incorporated by reference from The Pantry’s current Report on Form 8-K dated October 31, 2003.
(2)	Incorporated by reference from The Pantry’s Registration Statement on Form S-1, as amended (Registration No. 333-74221).
(3)	Incorporated by reference from The Pantry’s Registration Statement on Form S-4 (Registration No. 333-42811).
(4)	Incorporated by reference from The Pantry’s Quarterly Report on Form 10-Q for the quarterly period ended June 24, 1999.

(5)	Incorporated by reference from The Pantry’s Annual Report on Form 10-K for the fiscal year ended September 25, 2003.
(6)	Incorporated by reference from The Pantry’s Quarterly Report on Form 10-Q for the quarterly period ended December 25, 1997.
(7)	Represents a management contract or compensation plan arrangement.
(8)	Incorporated by reference from The Pantry’s Current Report on Form 8-K dated March 12, 2004.
(9)	Incorporated by reference from The Pantry’s Current Report on Form 8-K dated February 8, 1999.
(10)	Incorporated by reference from The Pantry’s Annual Report on Form 10-K, as amended, for the year ended September 27, 2001.
(11)	Incorporated by reference from The Pantry’s Quarterly Report on Form 10-Q for the quarterly period ended December 26, 2002.
(12)	Incorporated by reference from The Pantry’s Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2003.
(13)	Incorporated by reference from The Pantry’s Annual Report on Form 10-K for the year ended September 26, 2002.
(14)	Incorporated by reference from The Pantry’s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2003.

(b) Financial Statement Schedules:

None

Item 22. Undertakings

Each of the undersigned registrants hereby undertakes:

1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by The Pantry of expenses incurred or paid by a director, officer or controlling person of The Pantry in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, The Pantry will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

2. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

3. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

4. The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Act if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sanford, State of North Carolina, on the 30th day of April 2004.

THE PANTRY, INC.

By:	/s/ Peter J. Sodini
Peter J. Sodini President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Peter J. Sodini and Daniel J. Kelly his true and lawful attorney-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ PETER J. SODINI Peter J. Sodini	President and Chief Executive Officer and Director (Principal Executive Officer)	April 30, 2004

/S/ DANIEL J. KELLY Daniel J. Kelly	Vice President, Finance, Chief Financial Officer, and Secretary (Principal Financial Officer)	April 30, 2004

/S/ BERRY L. EPLEY Berry L. Epley	Corporate Controller	April 30, 2004

/S/ CHARLES P. RULLMAN Charles P. Rullman	Director	April 30, 2004

Jon D. Ralph	Director	April 30, 2004

/S/ TODD W. HALLORAN Todd W. Halloran	Director	April 30, 2004

Byron E. Allumbaugh	Director	April 30, 2004

/S/ PETER M. STARRETT Peter M. Starrett	Director	April 30, 2004

/S/ PAUL L. BRUNSWICK Paul L. Brunswick	Director	April 30, 2004

Hubert E. Yarborough, III	Director	April 30, 2004

Thomas M. Murnane	Director	April 30, 2004

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sanford, State of North Carolina, on the 30th day of April 2004.

KANGAROO, INC.

By:	/S/ PETER J. SODINI
Peter J. Sodini President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Peter J. Sodini and Daniel J. Kelly his true and lawful attorney-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ PETER J. SODINI Peter J. Sodini	President and Chief Executive Officer and Director (Principal Executive Officer)	April 30, 2004

/S/ DANIEL J. KELLY Daniel J. Kelly	Vice President, Finance, Chief Financial Officer, and Assistant Secretary (Principal Financial Officer)	April 30, 2004

/S/ BERRY L. EPLEY Berry L. Epley	Corporate Controller and Director	April 30, 2004

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sanford, State of North Carolina, on the 30th day of April 2004.

R. & H. MAXXON, INC.

By:	/s/ Peter J. Sodini
Peter J. Sodini President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Peter J. Sodini and Daniel J. Kelly his true and lawful attorney-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Peter J. Sodini Peter J. Sodini	President and Chief Executive Officer and Director (Principal Executive Officer)	April 30, 2004

/s/ Daniel J. Kelly Daniel J. Kelly	Vice President, Finance, Chief Financial Officer, and Assistant Secretary (Principal Financial Officer)	April 30, 2004

/s/ Berry L. Epley Berry L. Epley	Corporate Controller and Director	April 30, 2004